3M Science. Applied to Life.™

2018

Notice of Annual Meeting & Proxy Statement

TIME AND DATE
8:30 a.m., Eastern Daylight Time
Tuesday, May 8, 2018

PLACE
Conrad Indianapolis
50 West Washington Street
Indianapolis, Indiana 46204



Inge G. Thulin

Chairman of the Board, President and Chief Executive Officer

March 21, 2018

DEAR STOCKHOLDER:

We are pleased to invite you to attend 3M's Annual Meeting of Stockholders, which will be held on Tuesday, May 8, 2018, at 8:30 a.m., Eastern Daylight Time at the Conrad Indianapolis, 50 West Washington Street, Indianapolis, Indiana 46204. Aearo Technologies, an important part of our industry-leading Personal Safety business, is headquartered in Indianapolis, and we are excited about having our Annual Meeting in Indianapolis for the second time. We will also provide a live webcast of the meeting.

Details regarding admission to the meeting and the business to be conducted are provided in the accompanying Notice of Annual Meeting and Proxy Statement. We will report on Company operations and discuss our future plans. There will also be time for your questions and comments.

We sincerely hope you will be able to join us at the Annual Meeting. For information on how to attend the Annual Meeting, or listen to the live webcast, please read "Annual Meeting Admission" on page 78 of the accompanying Proxy Statement. Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote your proxy on the Internet, by telephone, or, if this Proxy Statement was mailed to you, by completing and mailing the enclosed traditional proxy card. Please review the instructions on the proxy card or the electronic proxy material delivery notice regarding each of these voting options.

Thank you for your ongoing support of 3M.

Sincerely,



Notice of 2018 Annual Meeting of Stockholders



Time and Date
8:30 a.m., Eastern Daylight Time
Tuesday, May 8, 2018



Place
Conrad Indianapolis
50 West Washington Street
Indianapolis, Indiana 46204

Items of Business
1. Elect the twelve directors identified in the Proxy Statement, each for a term of one year.
2. Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2018.
3. Approve, on an advisory basis, the compensation of our named executive officers.
4. Consider two stockholder proposals, if properly presented at the meeting.
5. Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.

Record Date
You are entitled to vote if you were a stockholder of record at the close of business on Tuesday, March 13, 2018.

Adjournments and Postponements
Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Annual Report
Our 2017 Annual Report, which is not part of the proxy soliciting materials, is enclosed if the proxy materials were mailed to you. The Annual Report is accessible on the Internet by visiting www.proxyvote.com, if you have received the Notice of Internet Availability of Proxy Materials, or previously consented to the electronic delivery of proxy materials.

By Order of the Board of Directors,

Gregg M. Larson

Gregg M. Larson
Vice President, Deputy General Counsel and Secretary

3M Company
3M Center, St. Paul, Minnesota 55144

3M TABLE OF CONTENTS

VOTING ROADMAP

Voting Items

PROPOSALS	THE BOARD'S VOTING RECOMMENDATIONS	RATIONALE FOR SUPPORT	FOR FURTHER DETAILS
1. Elect the twelve directors identified in this Proxy Statement, each for a term of one year.	"FOR" each nominee to the Board	Our nominees are distinguished leaders who bring a mix of skills and qualifications to the Board and can represent the interests of all stockholders.	Page 6
2. Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2018.	"FOR"	Based on its assessment of the qualifications and performance of PricewaterhouseCoopers LLP ("PwC") the Audit Committee believes that it is in the best interests of the Company and its stockholders to retain PwC.	Page 34
3. Approve, on an advisory basis, the compensation of our named executive officers.	"FOR"	Our executive compensation program appropriately aligns our executives' compensation with the performance of the Company and its business units as well as their individual performance.	Page 37
4. Stockholder proposal on special shareholder meetings, if properly presented at the meeting.	"AGAINST"	See the Board's opposition statement.	Page 71
5. Stockholder proposal on setting target amounts for CEO compensation, if properly presented at the meeting.	"AGAINST"	See the Board's opposition statement.	Page 73

How to Vote

Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in this Proxy Statement or filling in, signing, dating, and promptly mailing a proxy card.

  

BY TELEPHONE
In the U.S. or Canada, you can vote your shares toll-free by calling 1-800-690-6903.

BY INTERNET
You can vote your shares online at www.proxyvote.com.

BY MAIL
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

ATTENDING THE MEETING
If you wish to attend the Annual Meeting in person, you will need to RSVP and print your admission ticket at www.proxyvote.com. An admission ticket together with a valid government issued photo identification must be presented in order to be admitted to the Annual Meeting. Please refer to the section entitled "Annual Meeting Admission" on page 78 of the Proxy Statement for further details.

Important Notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on May 8, 2018.

The Notice of Annual Meeting, Proxy Statement, and 2017 Annual Report are available at www.proxyvote.com. Enter the 16-digit control number located in the box next to the arrow on the Notice of Internet Availability of Proxy Materials or proxy card to view these materials.

THIS PROXY STATEMENT AND PROXY CARD, OR THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, ARE BEING DISTRIBUTED TO STOCKHOLDERS ON OR ABOUT MARCH 21, 2018.

Director Nominees

DIRECTOR NOMINEE AND OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER CURRENT PUBLIC BOARDS	3M COMMITTEES			
					A	C	F	N&G
Sondra L. Barbour Retired Executive Vice President, Information Systems and Global Solutions, Lockheed Martin Corporation	55	2014	YES		Member		Member	
Thomas "Tony" K. Brown Retired Group Vice President, Global Purchasing, Ford Motor Company	62	2013	YES	- ConAgra Foods, Inc. - Tower International, Inc. (non-executive chair)	Member		Member	
David B. Dillon Retired Chairman of the Board and Chief Executive Officer, The Kroger Co.	66	2015	YES	- Union Pacific Corporation	Chair			Member
Michael L. Eskew Independent Lead Director Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.	68	2003	YES	- The Allstate Corporation - Eli Lilly and Company - International Business Machines Corporation (presiding director)			Chair	Member
Herbert L. Henkel Retired Chairman of the Board and Chief Executive Officer, Ingersoll-Rand plc	69	2007	YES	- Herc Holdings, Inc. (non-executive chair)			Member	Member
Amy E. Hood Executive Vice President and Chief Financial Officer, Microsoft Corporation	46	2017	YES				Member	
Muhtar Kent Chairman of the Board and former Chief Executive Officer, The Coca-Cola Company	65	2013	YES	- The Coca-Cola Company	Member	Chair		
Edward M. Liddy Retired Chairman of the Board and Chief Executive Officer, The Allstate Corporation	72	2000	YES	- Abbott Laboratories - AbbVie, Inc. - The Boeing Company			Member	Chair
Gregory R. Page Retired Chairman of the Board and Chief Executive Officer, Cargill	66	2016	YES	- Deere & Company - Eaton Corporation plc	Member			Member
Michael F. Roman Chief Operating Officer and Executive Vice President 3M Company	58	New Nominee	NO					
Inge G. Thulin Chairman of the Board, President and Chief Executive Officer, 3M Company	64	2012	NO	- Chevron Corporation - Merck & Co., Inc.				
Patricia A. Woertz Retired Chairman of the Board and Chief Executive Officer, Archer-Daniels-Midland Company	65	2016	YES	- The Procter & Gamble Company	Member	Member		

A: Audit   F: Finance   🧍 Chair

C: Compensation   N&G: Nominating and Governance   🧍 Member

Corporate Governance Highlights

BOARD SIZE AND INDEPENDENCE



- 11 out of 12 Directors are independent

INDEPENDENT LEAD DIRECTOR



- Independent Lead Director with robust authority
- Combined Chairman and CEO positions

MEETING ATTENDANCE

98%

- Overall attendance at Board and committee meetings
- There were SEVEN Board meetings in 2017

DIRECTOR TENURE



7.3 years

3 | 5
1
3

- 0-4 Years
- 5-9 Years
- 10-14 Years
- 15-18 Years

DIRECTOR AGE



64.3 years

2 | 2
4 | 4

- <59 years
- 60-65 years
- 66-70 years
- 71-73 years

OTHER PUBLIC COMPANY BOARDS



1.4 Average Board positions

2 | 2
3 | 5

- 0 boards
- 1 board
- 2 boards
- 3 boards

The Corporate Governance Highlights above reflect the Board's current 12 directors. One of the directors, Vance D. Coffman, is no longer eligible to stand for re-election as he has reached the mandatory retirement age.

DIRECTOR NOMINEES – DIVERSITY OF SKILLS AND EXPERIENCE

The Nominating and Governance Committee identifies, reviews, and recommends nominees to the Board for approval. The Committee seeks individuals with distinguished records of leadership and success and who will make substantial contributions to Board operations and effectively represent the interests of all stockholders. The Committee considers a wide range of factors and experiences, including ensuring an experienced, qualified Board with expertise in the following key areas most relevant to 3M. The numbers in parentheses represent the number of director nominees who the Committee believes possess each of the skills and experiences.



LEADERSHIP (12/12)
Significant leadership experience with understanding of complex global organizations, strategy, risk management, and how to drive change and growth.

MANUFACTURING (7/12)
As a vertically integrated Company, manufacturing experience is important to understanding the operations and capital needs of the Company.

SUPPLY CHAIN (9/12)
Directors with expertise in the management of the upstream and downstream relationships with suppliers and customers provide important perspectives on achieving efficient operations.

TECHNOLOGY (7/12)
As a diversified technology, science-based Company, directors with technology backgrounds understand 3M's 46 technology platforms and the importance of investing in new technologies for future growth.

FINANCE (12/12)
Financial metrics measures our performance. All directors must understand finance and financial reporting processes. All, but one, Audit Committee members qualify as "audit committee financial experts".

MARKETING (8/12)
Organic growth is one of 3M's financial metrics and directors with marketing expertise provide important perspectives on developing new markets.

GLOBAL (10/12)
Global business experience is critical to 3M's international growth with 60 percent of sales from outside the U.S. in 2017.

RISK MANAGEMENT (12/12)
Directors with experience in risk management and oversight, including cybersecurity, play an important role in the Board's oversight of risks.

Significant Corporate Governance Actions

We recently implemented several changes that demonstrate our ongoing commitment to strong corporate governance practices:

Board Refreshment

We regularly add directors to infuse new ideas and fresh perspectives into the boardroom. In the past five years, seven new independent directors have joined our Board. In recruiting directors, we focus on how the experience and skill set of each individual complements those of their fellow directors to create a balanced board with diverse viewpoints and backgrounds, deep expertise, and strong leadership experience. Amy E. Hood joined the Board in August 2017. Amy Hood is Executive Vice President and Chief Financial Officer of Microsoft Corporation, responsible for leading the worldwide finance organization, including acquisitions, treasury activities, tax planning, accounting and reporting, and internal audit and investor relations. She brings tremendous skill and experience to the Board, especially in strategic business development, finance and digitization.

Stockholder Engagement

We maintain a vigorous stockholder engagement program. During 2017, members of senior management met with a cross-section of stockholders owning approximately 35 percent of our outstanding shares or approximately 50 percent of our institutional stockholders. The meetings included an overview of the Company and a discussion of the Company's practices on corporate governance. Staff from our sustainability organization also attended these meetings and summarized 3M's more than 40 years of environmental stewardship. The feedback from these meetings was shared with the Board of Directors and helped inform the Board on corporate governance practices and trends.

Executive Compensation

2017 Financial Performance and Business Highlights

For 3M, 2017 was a year of strong financial performance achieved through solid growth and disciplined execution. Given the impact that the Tax Cuts and Jobs Act of 2017 (the "U.S. Tax Reform Legislation") and a related $600 million pension contribution had on the Company's 2017 financial performance, our results are shown below both as determined in accordance with GAAP (to the extent applicable) and excluding the impact of certain items stemming from the U.S. Tax Reform Legislation and 3M's related pension contribution.

	RESULTS DETERMINED IN ACCORDANCE WITH GAAP (TO THE EXTENT APPLICABLE)	RESULTS EXCLUDING IMPACT OF TAX REFORM AND RELATED PENSION CONTRIBUTION	
EARNINGS PER SHARE GROWTH	**-2.8%**	**+12.4%***	• Excluding the impact of the U.S. Tax Reform Legislation, earnings per share grew from $8.16 in 2016 to $9.17 in 2017 • Expanded full-year operating income margins 70 basis points to 24.7 percent
ORGANIC LOCAL CURRENCY SALES GROWTH	**+5.2%**	**+5.2%**	• Strong growth exceeding the external market • Positive organic growth across all Business Groups and geographic areas
RETURN ON INVESTED CAPITAL	**21.3%***	**24.5%***	• Efficiently deploying capital across the business • Fifth consecutive year of at least 20 percent
FREE CASH FLOW CONVERSION	**100.2%***	**97.3%***	• Including the impact of the U.S. Tax Reform Legislation and 3M's related pension contribution, fourth consecutive year of 100 percent or above

* See Appendix A to this Proxy Statement for a reconciliation of earnings per share, free cash flow and free cash flow conversion to our results for the most directly comparable financial measures as reported under generally accepted accounting principles in the United States and the calculation of return on invested capital as shown here.

We believe that our ability to deliver consistent results over time is reflected in our total stockholder return, which was in the top half of our executive compensation peer group for the one-, three-, and five-year periods ending on December 31, 2017. For additional information, see "Total Stockholder Return" on page 41 of this Proxy Statement.

Other noteworthy accomplishments include the following:

- Enhanced 3M's array of safety products and solutions through the acquisition of Scott Safety, making us even more relevant to our customers worldwide;

- Awarded a record total of 4,168 patents from patent offices around the world in 2017, including 708 patents granted to 3M by the United States Patent and Trademark Office, which brings to more than 113,000 the total number of patents awarded to 3M in its corporate history;

- Strengthened our portfolio going forward by completing or announcing the divestiture of all or substantially all of four businesses that no longer align with our strategic objectives: identity management, electronic monitoring, tolling and automated license/number plate recognition and optical fiber and copper passive connectivity solutions for the telecommunications industry;

- Recognized by Ethisphere® as one of the World's Most™ Ethical Companies® for the fifth consecutive year;

- Nearly completed the rollout of the enterprise resource planning (ERP) system in West Europe, and successfully started the initial deployment in the United States;

- Over 100 consecutive years of paying dividends to stockholders; and

- Returned $4.9 billion to stockholders via dividends and gross share repurchases.

For more information concerning our financial performance and its impact on the compensation of our executives, see page 38 of this Proxy Statement. For more complete information concerning our financial performance, see our Annual Report available at www.proxyvote.com.

Elements of Target 2017 Total Direct Compensation

The illustration below and the discussion that follows show how the target Total Direct Compensation of the Named Executive Officers was apportioned among base salary, annual incentives, performance share awards and stock options for 2017, and how these elements relate to the strategic business goals of the Company.



Note: Numbers do not add to 100 percent due to rounding.

Compensation Policies and Practices

Our compensation program is designed to provide appropriate performance incentives and avoid compensation practices that do not promote the interests of our stockholders.

WE DO

✓ Maintain a strong alignment between corporate performance and our executive officers' compensation by having a majority of Total Direct Compensation consist of performance-based compensation.

✓ Conduct an annual assessment for the purpose of identifying and mitigating significant economic and reputational risks in the design of our incentive compensation programs.

✓ Have a comprehensive clawback policy.

✓ Use an independent compensation consultant retained by, and reporting directly to, the Committee.

✓ Limit the number and amount of executive perquisites.

✓ Prohibit our executive officers from hedging or pledging 3M common stock.

✓ Maintain robust stock ownership guidelines applicable to all of our executive officers.

✓ Conduct competitive benchmarking to align executive compensation with the market.

WE DO NOT

✗ Have employment, severance, or change in control agreements with any of our executive officers.

✗ Provide tax gross-ups on executive perquisites.

✗ Have agreements that would provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any of our executive officers upon a change in control.

✗ Provide dividends or dividend equivalents on unearned equity awards.

✗ Reprice stock options without the approval of 3M stockholders, except for "anti-dilution" adjustments (such as adjustments in connection with a stock split, spinoff, etc.)

Noteworthy Compensation Actions for 2017 and Early 2018

During 2017 and the first two months of 2018, the Company took a number of actions that were intended to create a more unified program structure that applies to all eligible employees throughout the organization and simplify the design and administration of our compensation programs. Effective as of January 1, 2017, to encourage performance that exceeds targets and better align incentive compensation opportunities between those employees compensated on the basis of corporate performance and those employees compensated based on the performance of one or more businesses, we adjusted our approach to setting financial performance targets for the Annual Incentive Plan. In addition, the Company took the actions listed below, effective as of January 1, 2018.

- Increased the payout slopes and further adjusted our approach to setting financial performance targets for the Annual Incentive Plan. These changes are intended, among other things, to better align payout opportunities with those of the Company's executive compensation peer group by strengthening "rewards" for participants when plan targets are exceeded and consequences when they are not.

- Eliminated the Company's historical practice of granting prorated performance share awards to newly appointed or promoted members of the Company's senior management (which generally consists of approximately 100 of our top employees), and aligned the retirement vesting provisions of performance share awards for newly appointed members of senior management with those provided to other members who did not receive prorated grants.

CORPORATE
GOVERNANCE AT 3M

Proposal No. 1: Elect the Twelve Directors Identified in this Proxy Statement

At the 2018 Annual Meeting, twelve directors are to be elected to hold office until the 2019 Annual Meeting of Stockholders and until their successors have been elected and qualified. All nominees are presently 3M directors who were elected by stockholders at the 2017 Annual Meeting, except for Amy E. Hood, who joined the Board on August 13, 2017, and Michael F. Roman, who was nominated by the Board on March 5, 2018 to stand for election for the first time. We expect each nominee for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board chooses to reduce the number of directors serving on the Board. Each nominee elected as a director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or retirement. Vance D. Coffman is no longer eligible to stand for reelection as he has reached the mandatory retirement age of 74 under the Board's Corporate Governance Guidelines. Dr. Coffman will continue to serve as a director until the 2018 Annual Meeting.

The Nominating and Governance Committee reviewed the Board Membership Criteria (described on page 13) and the specific experience, qualifications, attributes, and skills of each nominee, including membership(s) on the boards of directors of other public companies. The following pages contain biographical and other information about the nominees. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes, and skills that are deemed most critical to 3M's long-term success and led the Nominating and Governance Committee and the Board to determine that each nominee should serve as a director. In addition, the majority of our directors serve or have served on boards and board committees (including as committee chairs) of other public companies, which the Board believes provides them with additional board leadership and governance experience, exposure to best practices, and substantial knowledge and skills that further enhance the functioning of our Board.

Nominees for Director:



SONDRA L. BARBOUR

Retired Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation

Age	55
Director since	2014
Other current directorships	None
3M Board committee(s)	Audit and Finance Committees
Independent	Yes

Professional Highlights

Ms. Barbour is the *Retired Executive Vice President, Information Systems & Global Solutions, Lockheed Martin Corporation, a high technology aerospace and defense company*. Ms. Barbour served as Executive Vice President, Information Systems & Global Solutions from 2013 until August 2016, when that business combined with Leidos Holdings, Inc. From August 2016 until January 2017 she was on the executive staff of Leidos Holdings, Inc. Ms. Barbour joined Lockheed Martin in 1986 and served in various leadership capacities and has extensive technology experience, notably in the design and development of large-scale information systems. From 2008 to 2013 she served as Senior Vice President, Enterprise Business Services and Chief Information Officer, heading all of the corporation's internal information technology operations, including protecting the company's infrastructure and information from cyber threats. Prior to that role she served as Vice President, Corporate Shared Services from 2007 to 2008 and Vice President, Corporate Internal Audit from 2006 to 2007 providing oversight of supply chain activities, internal controls, and risk management.

Nominee Qualifications

Ms. Barbour's degree in Computer Science and Accounting from Temple University, her leadership roles and experiences in Information Systems and Global Solutions at Lockheed Martin, her skills in information technology operations, including cyber security expertise, financial, internal controls and audit matters, and her experiences as a senior executive at Lockheed Martin, qualify her to serve as a director of 3M.



THOMAS "TONY" K. BROWN

Retired Group Vice President, Global Purchasing, Ford Motor Company

Age	62
Director since	2013
Other current directorships	– ConAgra Foods, Inc., – Tower International, Inc. (non-executive chair)
3M Board committee(s)	Audit and Finance Committees
Independent	Yes

Professional Highlights

Mr. Brown is the *Retired Group Vice President, Global Purchasing, Ford Motor Company, a global automotive industry leader*. Mr. Brown served in various leadership capacities in global purchasing since joining Ford in 1999. In 2008, he became Ford's Group Vice President, Global Purchasing, with responsibility for approximately $90 billion of production and non-production procurement for Ford operations worldwide. He retired from Ford on August 1, 2013. From 1997 to 1999 he served in leadership positions at United Technologies Corporation, including its Vice President, Supply Management. From 1991 to 1997 he served as Executive Director, Purchasing and Transportation at QMS Inc. From 1976 to 1991 he served in various managerial roles at Digital Equipment Corporation.

Nominee Qualifications

Mr. Brown's Bachelor of Business Administration degree from American International College in Springfield, Massachusetts, his leadership roles, including his experience serving as a director of the public companies listed above, and his knowledge of and extensive experiences in global purchasing, management, and supply chain at Ford Motor Company and other companies, qualify him to serve as a director of 3M.



DAVID B. DILLON

Retired Chairman of the Board and Chief Executive Officer, The Kroger Co.

Age	66
Director since	2015
Other current directorships	– Union Pacific Corporation
Directorships within the past five years	– The Kroger Co. – Convergys Corporation – DirecTV
3M Board committee(s)	Audit (Chair) and Nominating and Governance Committees
Independent	Yes

Professional Highlights

Mr. Dillon is the *Retired Chairman of the Board and Chief Executive Officer, The Kroger Co., a large retailer that operates retail food and drug stores, multi-department stores, jewelry stores, and convenience stores throughout the U.S.* Mr. Dillon retired on December 31, 2014 as Chairman of the Board of Kroger, where he was Chairman since 2004 and was the Chief Executive Officer from 2003 through 2013. Mr. Dillon served as President of Kroger from 1995 to 2003 and was elected Executive Vice President in 1990. Mr. Dillon served as Director of the Kroger Co. from 1995 through 2014. Mr. Dillon began his retailing career at Dillon Companies, Inc. (later a subsidiary of The Kroger Co.) in 1976 and advanced through various management positions, including its President from 1986-1995.

Nominee Qualifications

Mr. Dillon's degree in business from the University of Kansas and his law degree from Southern Methodist University, his leadership roles and experiences at The Kroger Co., including serving as Chairman of the Board and Chief Executive Officer, his knowledge of and extensive experiences in leading one of the world's largest retailers, his experiences in Kroger's successful $13 billion merger with Fred Meyer, Inc., his leadership in sustainability, his skills in financial and audit matters, and his experiences as a director at the public companies listed above, qualify him to serve as a director of 3M.



MICHAEL L. ESKEW

Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc.

Age	68
Director since	2003
Other current directorships	– The Allstate Corporation – Eli Lilly and Company – International Business Machines Corporation (presiding director)
Directorships within the past five years	– United Parcel Service, Inc.
3M Board committee(s)	Compensation (Chair) and Nominating and Governance Committees
Independent	Yes

Professional Highlights

Mr. Eskew is the *Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc., a provider of specialized transportation and logistics services.* Mr. Eskew was appointed Executive Vice President in 1999 and Vice Chairman in 2000 before becoming Chairman and Chief Executive Officer of UPS in January 2002. He retired as Chairman of the Board and Chief Executive Officer at the end of 2007 but remained as a director of UPS until December 31, 2014.

Nominee Qualifications

Mr. Eskew's degree in Industrial Engineering from Purdue University, his leadership roles and experiences at United Parcel Service, including serving as Chairman of the Board and Chief Executive Officer, his knowledge of and extensive experiences in global logistics, his skills in financial and audit matters, and his experiences as a director at the public companies listed above, qualify him to serve as a director of 3M. Mr. Eskew is Lead Director.



HERBERT L. HENKEL

Retired Chairman of the Board and Chief Executive Officer, Ingersoll-Rand plc

Age	69
Director since	2007
Other current directorships	– Herc Holdings, Inc. (non-executive chair)
Directorships within the past five years	– The Allstate Corporation – C. R. Bard, Inc. – Visteon Corporation
3M Board committee(s)	Compensation and Nominating and Governance
Independent	Yes

Professional Highlights

Mr. Henkel is the *Retired Chairman of the Board and Chief Executive Officer, Ingersoll-Rand plc, a manufacturer of industrial products and components*. Mr. Henkel retired as Ingersoll-Rand's Chief Executive Officer, a position he held since October 1999, on February 4, 2010, and retired as Chairman of the Board on June 3, 2010. Mr. Henkel served as President and Chief Operating Officer of Ingersoll-Rand from April 1999 to October 1999. Mr. Henkel served in various leadership roles at Textron, Inc., including its President and Chief Operating Officer from 1998-1999.

Nominee Qualifications

Mr. Henkel's Bachelor's and Master's degrees in Engineering from Polytechnic University of New York and Masters of Business Administration from the Lubin School at Pace University, his leadership roles and experiences at Textron, Inc. and Ingersoll-Rand, including serving as Chairman of the Board and Chief Executive Officer of Ingersoll-Rand, his knowledge of and extensive experiences in engineering, manufacturing, management, sales and marketing in a variety of industries, his skills in financial and audit matters, and his experiences as a director at the public companies listed above, qualify him to serve as a director of 3M.



AMY E. HOOD

Executive Vice President and Chief Financial Officer, Microsoft Corporation

Age	46
Director since	2017
Other current directorships	None
3M Board committee(s)	Finance Committee
Independent	Yes

Professional Highlights

Ms. Hood is *Executive Vice President and Chief Financial Officer of Microsoft Corporation, a worldwide provider of software, services and solutions*. As chief financial officer, Ms. Hood is responsible for leading Microsoft's worldwide finance organization, including acquisitions, treasury activities, tax planning, accounting and reporting, and internal audit and investor relations. Prior to this role, Ms. Hood was chief financial officer of Microsoft's Business Division, responsible for the company's productivity applications and services including Microsoft Office 365, Office, SharePoint, Exchange, Dynamics ERP and Dynamics CRM. During her time in the Business Division, Ms. Hood helped lead the transition to the company's Office 365 service, and she was deeply involved in the strategy development and overall execution of the company's successful acquisitions of Skype and Yammer. Ms. Hood joined Microsoft in 2002 and previously held positions in the Server and Tools Business as well as the corporate finance organization. Prior to 2002, she worked at Goldman Sachs & Co. in various investment banking and capital markets groups roles.

Nominee Qualifications

Ms. Hood's Bachelor's degree in economics from Duke University and Master's degree in business administration from Harvard University, her extensive leadership roles and experiences at Microsoft Corporation, especially in strategic business development, finance, and digitization, qualify her to serve as a director of 3M.



MUHTAR KENT

Chairman of the Board and former Chief Executive Officer, The Coca-Cola Company

Age	65
Director since	2013
Other current directorships	– The Coca-Cola Company
3M Board committee(s)	Compensation and Finance (Chair) Committees
Independent	Yes

Professional Highlights

Mr. Kent is the *Chairman of the Board of The* Coca-Cola *Company, the world's largest beverage company*. Mr. Kent has held the position of Chairman of the Board of The Coca-Cola Company since April 23, 2009, and the position of Chief Executive Officer since July 1, 2008 until May 2017. From December 2006 through June 2008, Mr. Kent served as President and Chief Operating Officer of The Coca-Cola Company. From January 2006 through December 2006, Mr. Kent served as President of Coca-Cola International and was elected Executive Vice President of The Coca-Cola Company in February 2006. From May 2005 through January 2006, he was President and Chief Operating Officer of The Coca-Cola Company's North Asia, Eurasia and Middle East Group, an organization serving a broad and diverse region that included China, Japan, and Russia.

Nominee Qualifications

Mr. Kent's Bachelor of Science degree in Economics from the University of Hull, England, and Master of Science degree in Administrative Sciences from City University London, his extensive leadership roles and experiences at The Coca-Cola Company across multiple geographies, and his extensive international experience not only at The Coca-Cola Company but also in the organizations mentioned above, qualify him to serve as a director of 3M.



EDWARD M. LIDDY

Retired Chairman of the Board and Chief Executive Officer, The Allstate Corporation

Age	72
Director since	2000
Other current directorships	– Abbott Laboratories – AbbVie, Inc. – The Boeing Company
3M Board committee(s)	Compensation and Nominating and Governance (Chair) Committees
Independent	Yes

Professional Highlights

Mr. Liddy is the *Retired Chairman of the Board and Chief Executive Officer, The Allstate Corporation, and former Partner at Clayton, Dubilier & Rice, LLC, a private equity investment firm*. Mr. Liddy served as a partner of Clayton, Dubilier & Rice, LLC from January 2010 to December 2015. At the request of the Secretary of the U.S. Department of the Treasury, Mr. Liddy served as Interim Chairman of the Board and Chief Executive Officer of American International Group, Inc. (AIG), a global insurance and financial services holding company, from September 2008 until August 2009. Mr. Liddy served as Chairman of the Board of The Allstate Corporation, a personal lines insurer, from January 1999 to April 2008, and as its Chief Executive Officer from January 1999 to December 2006, and as President and Chief Operating Officer from August 1994 to December 1998.

Nominee Qualifications

Mr. Liddy earned an undergraduate degree from Catholic University and a Masters of Business Administration from George Washington University. He brings to our Board the benefits of his substantial experience as a senior executive and board member of several Fortune 100 companies across a range of industries. Mr. Liddy's extensive executive leadership experience at Allstate and American International Group enables him to provide our Board with valuable insights on corporate strategy, risk management, corporate governance, and many other issues facing large, global enterprises. Additionally, as a former Chief Financial Officer of Sears, Roebuck and Co., chair of the audit committee of Goldman Sachs, and partner at Clayton, Dubilier & Rice, LLC, Mr. Liddy provides our Board with significant knowledge and understanding of corporate finance, capital markets, and financial reporting and accounting matters, which qualifies him to serve as a director of 3M.



GREGORY R. PAGE

Retired Chairman of the Board and Chief Executive Officer, Cargill

Age	66
Director since	2016
Other current directorships	– Deere & Company – Eaton Corporation plc
Directorships within the past five years	– Cargill – Carlson Companies
3M Board committee(s)	Audit and Nominating and Governance Committees
Independent	Yes

Professional Highlights

Mr. Page is the *Retired Chairman of the Board and Chief Executive Officer, Cargill, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services.* Mr. Page was named Corporate Vice President & Sector President, Financial Markets and Red Meat Group of Cargill in 1998, Corporate Executive Vice President, Financial Markets and Red Meat Group in 1999, President and Chief Operating Officer in 2000, and became Chairman of the Board and Chief Executive Officer in 2007. He served as Executive Chairman of the Board of Cargill from December 2013 until his retirement from Cargill in September 2015, and Executive Director of Cargill from September 2015 to September 2016. Mr. Page is a director and past non-executive Chair of the Board of Big Brothers Big Sisters of America. He is immediate past President and board member of the Northern Star Council of the Boy Scouts of America.

Nominee Qualifications

Mr. Page's undergraduate degree in economics from the University of North Dakota, his leadership roles and experiences while serving as Chairman of the Board and Chief Executive Officer at Cargill, his expertise and knowledge of financial and audit matters and corporate governance, and his experiences as a director at the public companies listed above, qualify him to serve as a director of 3M.



MICHAEL F. ROMAN

Chief Operating Officer and Executive Vice President, 3M Company

Age	58
Director since	New Nominee
Other current directorships	None
3M Board committee(s)	None
Independent	No

Professional Highlights

Mr. Roman is the *Chief Operating Officer and Executive Vice President of 3M Company since July 2017, with direct responsibilities for 3M's five business groups and the Company's international operations.* Mr. Roman previously served as Executive Vice President, Industrial Business Group, of 3M Company from June 2014 to July 2017. Mr. Roman served as the Company's Senior Vice President, Business Development, from May 2013 to June 2014. Prior to that, he was Vice President and General Manager of Industrial Adhesives and Tapes Division from September 2011 to May 2013. Mr. Roman also has lived in and led 3M businesses around the world, including the United States, Europe and Asia.

Nominee Qualifications

Mr. Roman's Bachelor's and Master's Degrees in Electrical Engineering from the University of Minnesota and the University of Southern California, his distinguished 3M career over 30 years with leadership roles across multiple geographies and businesses, his experience in managing 3M's five business groups and international operations, his knowledge and skills in key areas such as manufacturing, supply chain, technology, finance, and risk management, and his accomplishments in sales growth, operational efficiency and value creation across a wide range of global businesses, qualify him to serve as a director of 3M.



INGE G. THULIN

Chairman of the Board, President and Chief Executive Officer, 3M Company

Age	64
Director since	2012
Other current directorships	– Chevron Corporation – Merck & Co., Inc.
Directorships within the past five years	– The Toro Company
3M Board committee(s)	None
Independent	No

Professional Highlights

Mr. Thulin is the *Chairman of the Board, President and Chief Executive Officer of 3M Company since May 2012*. Mr. Thulin previously served as President and Chief Executive Officer of 3M Company from February 24, 2012 to May 8, 2012. Mr. Thulin served as the Company's Executive Vice President and Chief Operating Officer from May 2011 to February 2012, with responsibility for all of 3M's business segments and International Operations. Prior to that, he was Executive Vice President of International Operations from 2004 to 2011. Mr. Thulin also has held numerous leadership positions in Asia Pacific, Europe and Middle East, and across multiple businesses.

Nominee Qualifications

Mr. Thulin's degrees in economics and marketing from the University of Gothenburg, his distinguished 3M career spanning more than three decades with leadership roles across multiple geographies and businesses, his in-depth understanding of 3M's global businesses, his expertise and knowledge of managing a large global corporation across multiple industries and markets, his skills in business and financial matters, and his experiences as a director at the public companies listed above, qualify him to serve as a director of 3M.



PATRICIA A. WOERTZ

Retired Chairman of the Board and Chief Executive Officer, Archer-Daniels-Midland Company

Age	65
Director since	2016
Other current directorships	– The Procter & Gamble Company
Directorships within the past five years	– Royal Dutch Shell plc
3M Board committee(s)	Compensation and Finance Committees
Independent	Yes

Professional Highlights

Ms. Woertz is the *Retired Chairman of the Board and Chief Executive Officer, Archer-Daniels-Midland Company ("ADM"), an agricultural processor and food ingredient provider*. Ms. Woertz joined ADM as Chief Executive Officer and President in April 2006, and was named Chairman of the Board in February 2007. She served as Chief Executive Officer until December 2014, and Chairman of the Board until December 2015. Before joining ADM, Ms. Woertz held positions of increasing importance at Chevron Corporation and its predecessor companies. Ms. Woertz served on the President's Export Council from 2010-2015 and chaired the U.S. section of the U.S.-Brazil CEO Forum 2013-2015.

Nominee Qualifications

Ms. Woertz's undergraduate degree from Pennsylvania State University in accounting, her experiences as a Certified Public Accountant at Ernst & Young, her experiences in finance, auditing, strategic planning, and marketing at Gulf Oil Corporation, her experiences in the financial aspects of the mergers between Gulf Oil and Chevron and Texaco and Chevron, her extensive leadership roles and experiences at ChevronTexaco Corporation as Executive Vice President, Global Downstream from 2001-2006, her expertise and knowledge of financial and audit matters and corporate governance, and her experiences as a director at the public companies listed above, qualify her to serve as a director of 3M.

RECOMMENDATION OF THE BOARD

 The Board of Directors unanimously recommends a vote "FOR" the election of these nominees as directors. Proxies solicited by the Board of Directors will be voted "FOR" these nominees unless a stockholder indicates otherwise in voting the proxy.

Board Membership Criteria

3M's Corporate Governance Guidelines contain Board Membership Criteria which include a list of key skills and characteristics deemed critical to serve 3M's long-term business strategy and expected to be represented on 3M's Board. The Nominating and Governance Committee periodically reviews with the Board the appropriate skills and characteristics required of Board members given the current Board composition. It is the intent of the Board that the Board, itself, will be a high performance organization creating competitive advantage for the Company. To perform as such, the Board will be composed of individuals who have distinguished records of leadership and success in their arena of activity and who will make substantial contributions to Board operations and effectively represent the interests of all stockholders. The Committee's and the Board's assessment of Board candidates includes, but is not limited to, consideration of:

- Roles in and contributions valuable to the business community;

- Personal qualities of leadership, character, judgment, and whether the candidate possesses and maintains throughout service on the Board a reputation in the community at large of integrity, trust, respect, competence, and adherence to the highest ethical standards;

- Relevant knowledge and diversity of background and experience in business, manufacturing, technology, finance and accounting, marketing, international business, government, and other areas; and

- Whether the candidate is free of conflicts and has the time required for preparation, participation, and attendance at all meetings.

In addition to these minimum requirements, the Committee will also evaluate whether the nominee's skills are complementary to the existing Board members' skills, the Board's needs for particular expertise in certain areas, and will assess the nominee's impact on Board dynamics, effectiveness, and diversity of experience and perspectives.

Director Nominees – Diversity of Skills and Experience

The diagram below summarizes the director nominees' key skills and experiences in the areas that are most relevant to 3M and shows the number of director nominees (in parentheses) who possess each of the skills and experiences:



DIRECTOR SKILLS AND EXPERIENCE

LEADERSHIP (12/12)
Significant leadership experience with understanding of complex global organizations, strategy, risk management, and how to drive change and growth.

MANUFACTURING (7/12)
As a vertically integrated Company, manufacturing experience is important to understanding the operations and capital needs of the Company.

SUPPLY CHAIN (9/12)
Directors with expertise in the management of the upstream and downstream relationships with suppliers and customers provide important perspectives on achieving efficient operations.

TECHNOLOGY (7/12)
As a diversified technology, science-based Company, directors with technology backgrounds understand 3M's 46 technology platforms and the importance of investing in new technologies for future growth.

FINANCE (12/12)
Financial metrics measures our performance. All directors must understand finance and financial reporting processes. All, but one, Audit Committee members qualify as "audit committee financial experts".

MARKETING (8/12)
Organic growth is one of 3M's financial metrics and directors with marketing expertise provide important perspectives on developing new markets.

GLOBAL (10/12)
Global business experience is critical to 3M's international growth with 60 percent of sales from outside the U.S. in 2017.

RISK MANAGEMENT (12/12)
Directors with experience in risk management and oversight, including cybersecurity, play an important role in the Board's oversight of risks.

Diversity

For 3M, diversity, in its myriad manifestations, is fundamental to innovation, performance, and relevancy. 3M employees reflect that diversity. The Board of Directors regards diversity as an important factor in selecting board nominees to serve on the board. Although the Board has no specific diversity policy, when selecting nominees, it actively considers diversity in recruitment and nomination of directors, such as gender, race, and national origin. The current composition of our Board reflects those efforts and the importance of diversity to the Board.

Identification, Evaluation, and Selection of Nominees

The Committee periodically reviews the appropriate size and composition of the Board and anticipates future vacancies and needs of the Board. In the event the Committee recommends an increase in the size of the Board or a vacancy occurs, the Committee considers qualified nominees from several sources, including current Board members and nominees recommended by stockholders and other persons.

The Committee may from time to time retain a director search firm to help the Committee identify qualified director nominees for consideration by the Committee.

The Committee retained Spencer Stuart in 2017 to help identify future Board candidates.

The Committee evaluates qualified director nominees at regular or special Committee meetings against the Board Membership Criteria described above then in effect and reviews qualified director nominees with the Board. The Committee and the Chairman of the Board interview candidates that meet the Board Membership Criteria and the Committee selects nominees that best suit the Board's current needs and recommends one or more of such individuals for election to the Board.

Director Independence

The Board has adopted a formal set of Director Independence Guidelines with respect to the determination of director independence, which either conform to or are more exacting than the independence requirements of the New York Stock Exchange ("NYSE") listing standards, and the full text of which is available on our website at www.3M.com, under Investor Relations — Governance. In accordance with these Guidelines, a director or nominee for director must be determined to have no material relationship with the Company other than as a director. The Guidelines specify the criteria by which the independence of our directors will be determined, including strict guidelines for directors and their immediate family members with respect to past employment or affiliation with the Company or its independent registered public accounting firm. The Guidelines also prohibit Audit and Compensation Committee members from having any direct or indirect financial relationship with the Company, and restrict both commercial and not-for-profit relationships of all directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

In accordance with these Guidelines, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director, or any member of his or her immediate family and the Company and its subsidiaries and affiliates in each of the most recent three completed fiscal years. The Board also considered whether there were any transactions or relationships between the Company and a director or any members of a director's immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner, or significant equity holder). The Board considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and companies at which some of our directors are or have been officers. In particular, the Board considered the annual amount of sales to 3M for each of the most recent three completed fiscal years by each of the companies where directors serve or have served as an executive officer, as well as purchases by those companies from 3M. The Board determined that the amount of sales and purchases in each fiscal year was below one percent of the annual revenues of each of those companies, the threshold set forth in the Director Independence Guidelines. The Board also considered charitable contributions to not-for-profit organizations with which our directors or immediate family members are affiliated, none of which approached the threshold set forth in our Director Independence Guidelines.

As a result of this review, the Board affirmatively determined that the following directors are independent under these Guidelines: Sondra L. Barbour, Thomas "Tony" K. Brown, Vance D. Coffman, David B. Dillon,

Michael L. Eskew, Herbert L. Henkel, Amy E. Hood, Muhtar Kent, Edward M. Liddy, Gregory R. Page, and Patricia A. Woertz. The Board has also determined that members of the Audit Committee and Compensation Committee received no compensation from the Company other than for service as a director. Inge G. Thulin, Chairman of the Board, President and Chief Executive Officer, is considered to not be independent because of his employment by the Company.

Nominees Proposed by Stockholders

The Committee has a policy to consider properly submitted stockholder recommendations for candidates for membership on the Board of Directors. Stockholders proposing individuals for consideration by the Committee must include at least the following information about the proposed nominee: the proposed nominee's name, age, business or residence address, principal occupation or employment, and whether such person has given written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected. Stockholders should send the required information about the proposed nominee to:



Corporate Secretary
3M Company
3M Center
Building 220-13E-26A
St. Paul, MN 55144-1000.

In order for an individual proposed by a stockholder to be considered by the Committee for recommendation as a Board nominee for the 2019 Annual Meeting, the Corporate Secretary must receive the proposal by November 21, 2018. Such proposals must be sent via registered, certified, or express mail (or other means that allows the stockholder to determine when the proposal was received by the Company). The Corporate Secretary will send properly submitted stockholder proposed nominations to the Committee Chair for consideration at a future Committee meeting. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration received by individuals identified to the Committee through other means.

Stockholder Nominations - Advance Notice Bylaw

In addition, 3M's Bylaws permit stockholders to nominate directors at an annual meeting of stockholders or at a special meeting at which directors are to be elected in accordance with the notice of meeting. Stockholders intending to nominate a person for election as a director must comply with the requirements set forth in the Company's Bylaws. With respect to nominations to be acted upon at our 2019 Annual Meeting, our Bylaws would require, among other things, that the Corporate

Secretary receive written notice from the record stockholder no earlier than November 21, 2018, and no later than December 21, 2018. The notice must contain the information required by the Bylaws, a copy of which is available on our website at www.3M.com, under Investor Relations — Governance. Nominations received after December 21, 2018, will not be acted upon at the 2019 Annual Meeting.

Proxy Access Nominations

Further, pursuant to the proxy access Bylaw adopted by the Board in November 2015, a stockholder, or a group of up to 20 stockholders, continuously owning for three years at least three percent of our outstanding common shares may nominate and include in our proxy materials up to the greater of two directors and 20 percent of the number of directors currently serving, if the stockholder(s) and

nominee(s) satisfy the Bylaw requirements. For eligible stockholders to include in our proxy materials nominees for the 2019 Annual Meeting, proxy access nomination notices must be received by the Company no earlier than November 21, 2018, and no later than December 21, 2018. The notice must contain the information required by the Bylaws.

Role of the Nominating and Governance Committee

The Nominating and Governance Committee identifies individuals who the Committee believes are qualified to become Board members in accordance with the Board Membership Criteria set forth above, and recommends selected individuals to the Board for nomination to stand for election at the next meeting of stockholders of the Company in which directors will be elected. In the event there is a vacancy on the Board between meetings of stockholders, the Committee seeks to identify individuals who the Committee believes are qualified to become Board members in accordance with the Board Membership Criteria, and may recommend one or more of such individuals for appointment to the Board. The Nominating and Governance Committee also focuses on overall Board-level succession planning at the director level.

Corporate Governance Overview

The Company believes that good corporate governance practices serve the long-term interests of stockholders, strengthen the Board and management, and further enhance the public trust 3M has earned from more than a century of operating with uncompromising integrity and doing business the right way. The following sections provide an overview of 3M's corporate governance practices, which are published on the Company's website, including the Corporate Governance Guidelines, the Board's leadership structure and the responsibilities of the independent Lead Director, communication with directors, director independence, the director nomination process, the Board's role in risk oversight, the Codes of Conduct for directors and employees, public policy engagement, and the Company's commitment to the environment and sustainability.

Corporate Governance Highlights

BOARD SIZE AND INDEPENDENCE



- 11 out of 12 Directors are independent

INDEPENDENT LEAD DIRECTOR



- Independent Lead Director with robust authority
- Combined Chairman and CEO positions

MEETING ATTENDANCE

98%

- Overall attendance at Board and committee meetings
- There were SEVEN Board meetings in 2017

DIRECTOR TENURE



7.3 years

3 | 5 | 1 | 3

- 0-4 Years
- 5-9 Years
- 10-14 Years
- 15-18 Years

DIRECTOR AGE



64.3 years

2 | 2 | 4 | 4

- <59 years
- 60-65 years
- 66-70 years
- 71-73 years

OTHER PUBLIC COMPANY BOARDS



1.4 Average Board positions

2 | 2 | 3 | 5

- 0 boards
- 1 board
- 2 boards
- 3 boards

The Corporate Governance Highlights above reflect the Board's current 12 directors. One of the directors, Vance D. Coffman, is no longer eligible to stand for re-election as he has reached the mandatory retirement age.

Board Independence

✓ Substantial majority of our directors – eleven of our twelve directors are independent of the Company and management – and all are highly qualified.

✓ Independent directors regularly meet in executive sessions without management.

Board Committee Independence and Expertise

✓ Committee independence – only independent directors serve on the Board's committees with independent committee chairs empowered to establish committee agendas.

✓ Committee executive sessions – at each regularly scheduled meeting, members of the Audit Committee, Compensation Committee, Finance Committee, and

✓ Independent directors have complete access to management and employees.

✓ Regularly refresh Board; added seven new independent directors in past five years; average director tenure is seven years.

Nominating and Governance Committee meet in executive session.

✓ Financial expertise – all members of the Audit Committee meet the NYSE listing standards for financial expertise, and three of the four members are "audit committee financial experts" under SEC rules.

Stockholder Rights

✓ Annual election of all directors.

✓ Majority voting for directors in uncontested elections. Incumbent director not receiving majority votes tenders resignation, subject to the Board recommendation for action.

✓ Proxy access – a stockholder, or a group of up to 20 stockholders, continuously owning for three years at least three percent of our outstanding common shares may nominate and include in our proxy materials up to the greater of two directors and 20 percent of the number of directors currently serving, if the stockholder(s) and nominee(s) satisfy the Bylaw requirements.

✓ Established policies and criteria for director nominations,

including candidates recommended by stockholders.

✓ No supermajority voting provisions in Bylaws or Certificate of Incorporation.

✓ Stockholders holding 25 percent of the outstanding shares have the right to call a special meeting.

✓ No stockholders' rights plan (also known as a "poison pill").

✓ Established protocol for stockholders to communicate with the independent Lead Director, the chairs of the Audit, Compensation, Finance, and Nominating and Governance Committees of the Board, any of the other independent directors or all of the independent directors as a group or the full Board.

Stockholder Outreach and Engagement

✓ We maintain a vigorous stockholder engagement program. During 2017, members of senior management met with a cross-section of stockholders owning approximately 35 percent of our outstanding shares or approximately 50 percent of our institutional stockholders. The meetings included an overview of the Company and a discussion of the Company's

practices on corporate governance and sustainability. The feedback from those meetings was shared with the Nominating and Governance Committee and the Board and helped inform the Board on corporate governance practices and trends.

✓ Our independent Lead Director is available to meet with major stockholders upon request.

Risk Oversight

✓ The Board oversees the Company's risk profile and management's processes for assessing and managing risk, both as a whole Board and through its committees. At least annually, the Board reviews enterprise risks facing the Company and certain of its businesses. Other important categories of risk are assigned to designated Board committees (which are comprised solely of independent directors) that report back to the full Board. The Board has

delegated to the Audit Committee through its charter the primary responsibility for the oversight of risks facing the Company including cybersecurity. The Audit Committee's charter provides that the Audit Committee shall "discuss policies and procedures with respect to risk assessment and risk management, the Company's major risk exposures and the steps management has taken to monitor and mitigate such exposures."

Board Approved Long-Term Strategic Plans and Capital Allocation Strategies

✓ Each year management presents to the Board, and the Board discusses and approves, detailed long-term strategic plans for the Company, the international business, and each of the Company's business groups. Each presentation includes an overview of the business group, the financial performance, an assessment of the portfolio for growth opportunities using a SWOT analysis (i.e., strengths, weaknesses, opportunities, and threats); strategic priorities to drive the three key value creation levers—Portfolio Management, Investing in Innovation, and Business Transformation; plans to drive the four corporate fundamental strengths—Technology, Manufacturing, Global Capabilities, and Brand; and the projected long-term financial performance.

✓ The Board also approves the long-term capital structure of the Company to ensure that there is sufficient capital to invest for future growth.

  • The Company is committed to investing in organic growth, most notably through capital expenditures and research and development. The Company has invested over $16.2 billion in capital expenditures and research and development to support and fund organic growth over the past five years. 3M has opened six customer technical centers around the world, and a new, state-of-the-art research and development laboratory in the United States.

  • The capital allocation plans have flexibility to respond quickly to strategic acquisition opportunities that can strengthen the Company's portfolio. Over the past five years, 3M has invested approximately $6.6 billion in strategic acquisitions to build upon and strengthen its business portfolio for continued future growth.

  • The Company has a long history of returning cash to stockholders, having paid approximately $11.98 billion in dividends over the past five years.

  • Finally, share repurchases represent the last component of 3M's capital allocation plans. Over the past five years, 3M has returned approximately $21.9 billion to stockholders via share repurchases.

Director Orientation and Continuing Education

✓ Board orientation – our orientation programs familiarize new directors with 3M's businesses, strategic plans, and policies, and for their role on their assigned committees.

✓ Continuing education programs assist directors in maintaining skills and knowledge necessary for the performance of their duties. These programs may be part of regular Board and Committee meetings or provided by academic or other qualified third parties.

Board, Committee, and Director Evaluations

✓ The Nominating and Governance Committee conducts an annual evaluation of the performance of the Board and each of its committees. The results are shared with the Board and help identify areas in which the Board and its committees could improve performance.

✓ Before the November Board meeting, the Chairman/CEO, Lead Director, and chair of the Nominating and Governance Committee meet to discuss the performance and contributions of each director.

✓ As part of the nomination process, the Nominating and Governance Committee considers the performance and contributions of each director and evaluates each of the directors to ensure our directors continue to possess the necessary skills and experience to effectively oversee the Company. On occasion, the Nominating and Governance Committee has not renominated a director based on this individual director evaluation process.

Compliance

✓ Code of Business Conduct and Ethics for directors.

✓ Code of Conduct for all employees, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer.

✓ For the fifth year in a row, 3M has been recognized by Ethisphere® as one of the World's Most™ Ethical Companies.®

✓ Disclosure committee as part of the Company's disclosure controls and procedures for financial reporting.

✓ Disclosure of public policy engagement on our Investor Relations website, under Governance — Governance Documents — "Political Activities and Issue Advocacy," including disclosure of political contributions and membership in key trade associations where membership dues allocated for lobbying purposes exceed $25,000.

Environmental Stewardship and Sustainability

✓ Long-standing commitment to environmental stewardship and sustainability.

✓ 2025 Sustainability Goals for raw materials, water, and energy and climate, including increasing wind and solar renewable energy to 25 percent of total electricity use by 2025.

✓ Our Sustainability Report and 2025 Sustainability Goals are available on our website at www.3M.com, under About 3M — Sustainability.

Executive Compensation

✓ Annual advisory approval of executive compensation with approximately 96 percent of the votes cast in favor of the Company's executive compensation program in 2017.

✓ Strong pay-for-performance philosophy.

✓ Incentive compensation subject to clawback policy.

✓ Robust stock ownership guidelines for executive officers and stock retention policy for directors.

✓ Prohibition of hedging or pledging 3M stock by directors and executive officers.

✓ No employment, severance, or change in control agreements with any senior executives, including the CEO.

✓ Long-term incentive compensation linked to financial objectives of earnings per share growth, relative organic volume growth, return on invested capital, and free cash flow conversion.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines which provide a framework for the effective governance of the Company. The guidelines address matters such as the respective roles and responsibilities of the Board and management, the Board's leadership structure, the responsibilities of the independent Lead Director, director independence, the Board Membership Criteria, Board committees, and Board and management evaluation. The Board's Nominating and Governance Committee is responsible for overseeing and reviewing the Guidelines at least annually and recommending any proposed changes to the Board for approval. The Corporate Governance Guidelines, the Certificate of Incorporation and Bylaws, the charters of the Board committees, the Director Independence Guidelines, and the Codes of Conduct provide the framework for the governance of the Company and are available on our website at www.3M.com, under Investor Relations — Governance.

Board's Role in the Company's Long-Term Strategy

Each year management presents to the Board, and the Board discusses and approves, detailed long-term strategic plans for the Company, the international business, and each of the Company's business groups. Each presentation includes an overview of the business group, the financial performance, an assessment of the portfolio for growth opportunities using a SWOT analysis (i.e., strengths, weaknesses, opportunities, and threats); strategic priorities to drive the three key value creation levers—Portfolio Management, Investing in Innovation, and Business Transformation; plans to drive the four corporate fundamental strengths—Technology, Manufacturing, Global Capabilities, and Brand; and the projected long-term financial performance.

Our Company's long-term strategy is outlined in the 3M Playbook, which consists of five elements: our Vision, Strategies, Code of Conduct, Leadership Behaviors, and Key Levers.



Our Vision captures our aspirations and guides our corporate direction - 3M Technology Advancing Every Company, 3M Products Enhancing Every Home, 3M Innovation Improving Every Life. For 115 years, we have advanced, enhanced and improved companies, homes and lives around the world. Our six strategies provide the roadmap for achieving our goals. They guide us to actively identify and align to external opportunities including customers, markets, and macro trends while continuously investing in our internal capabilities such as technology, manufacturing, global reach, and the 3M Brand. Our Leadership Behaviors (Play to win, Innovate, Foster collaboration and teamwork, Prioritize and execute, Develop others and self, Act with integrity and transparency) describe how leaders lead at 3M.

Our Code of Conduct serves as a constant reminder of our core values. The Code is structured around six core values - Be Good, Be Honest, Be Fair, Be Loyal, Be Accurate, and Be Respectful.

Our Playbook also defines three Key Levers that we use to operationalize our Playbook throughout the Company and create value across 3M - Portfolio Management, Investing in Innovation, and Business Transformation.

Portfolio Management seeks to align resources behind the best opportunities, investing in attractive, high-value markets, while de-emphasizing or exiting less attractive spaces. Investing in Innovation is an important element in delivering premium value for our customers and premium returns for our shareholders. Business Transformation starts and ends with our customers and is fundamentally transforming the Company and how we do business. We are optimizing and standardizing our global business processes to generate scale and leverage, deploying a single instance global ERP system that provides data transparency across the enterprise, and creating a global service model to optimize our supply chain and business services operations. All of these activities significantly enhance customers' experiences with 3M, making our customers more efficient and competitive, while also improving our internal efficiency and productivity in everything that we do, in a sustainable way – making us more competitive and profitable.

In combination, the five elements outlined in the Playbook serve as the foundation for our strategy. We are focused on succeeding in attractive global markets ensuring we deliver value to our customers, shareholders, and employees.

Board's Role in Risk Oversight

The Board oversees the Company's risk profile and management's processes for assessing and managing risk, both as a whole Board and through its committees. At least annually, the Board reviews enterprise risks facing the Company and certain of its businesses. Other important categories of risk are assigned to designated Board committees (which are comprised solely of independent directors) that report back to the full Board. The Board has delegated to the Audit Committee through its charter the primary responsibility for the oversight of risks facing the Company including cybersecurity. The Audit Committee's charter provides that the Audit Committee shall "discuss policies and procedures with respect to risk assessment and risk management, the Company's major risk exposures and the steps management has taken to monitor and mitigate such exposures."

The Vice President and General Auditor, Corporate Auditing (the "Auditor"), whose appointment and performance is reviewed and evaluated by the Audit Committee and who has direct reporting obligations to the Committee, is responsible for leading the formal risk assessment and management process within the Company. The Auditor, through consultation with the Company's senior management, periodically assesses the major risks facing the Company and works with those executives responsible for managing each specific risk. The Auditor periodically reviews with the Audit Committee the major risks facing the Company and the steps management has taken to monitor and mitigate those risks. The Auditor's risk management report, which is provided in advance of the meeting, is reviewed with the entire Board by either the chair of the Audit Committee or the Auditor. The executive responsible for managing a particular risk may also report to the full Board on how the risk is being managed and mitigated.

The Board has delegated to other committees the oversight of risks within their areas of responsibility and expertise. For example, the Compensation Committee oversees risks associated with the Company's compensation practices, including by performing an annual review of the Company's risk assessment of its compensation policies and practices for its employees. The Finance Committee oversees risks associated with the Company's capital structure, credit ratings and cost of capital, long-term benefit obligations, and use of or investment in financial products, such as derivatives to manage risk related to foreign currencies, commodities, and interest rates. The Nominating and Governance Committee oversees risks associated with the Company's overall governance and its succession planning process to ensure that the Company has a slate of future, qualified candidates for key management positions.

The Board believes that its oversight of risks, primarily through delegation to the Audit Committee, but also through delegation to other committees to oversee specific risks within their areas of responsibility and expertise, and the sharing of information with the full Board, is appropriate for a diversified technology and manufacturing company like 3M. The chair of each committee that oversees risk provides a summary of the matters discussed with the committee to the full Board following each committee meeting. The minutes of each committee meeting are also provided to all Board members. The Board also believes its oversight of risk is enhanced by its current leadership structure (further discussed below) because the CEO, who is ultimately responsible for the Company's management of risk, also chairs regular Board meetings. Given his in-depth knowledge and understanding of the Company, the CEO is best able to bring key business issues and risks to the Board's attention.

Management Succession Planning

The Board plans the succession to the position of Chairman/CEO and other senior management positions. To assist the Board, the Chairman/CEO and Senior Vice President of Human Resources annually assess senior managers and their succession potential for the position of

Chairman/CEO and other senior management positions. As a result of a thorough and thoughtful succession planning process, on March 5, 2018, the Board appointed Michael F. Roman CEO, effective July 1, 2018, succeeding Inge G. Thulin.

Communication with Directors

The Board of Directors has adopted the following process for stockholders and other interested parties to send communications to members of the Board. Stockholders and other interested parties may communicate with the Lead Director, the chairs of the Audit, Compensation, Finance, and Nominating and Governance Committees of

the Board, or with any of our other independent directors, or all of them as a group, by sending a letter to the following address: Corporate Secretary, 3M Company, 3M Center, Building 220-13E-26A, St. Paul, MN 55144-1000. The Corporate Secretary reviews communications to the independent directors and forwards those

communications to the independent directors as discussed below. Communications involving substantive accounting or auditing matters will be immediately forwarded to the Chair of the Audit Committee and the Company's Chief Compliance Officer consistent with time frames established by the Audit Committee for the receipt of communications dealing with these matters. Communications that pertain to non-financial matters will be forwarded promptly. Items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitation or advertisements; product-related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; and spam.

Compliance

3M's Codes of Conduct

More than a century of operating with uncompromising integrity has earned 3M trust from our customers, credibility with our communities, and dedication from our employees. All of our employees, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, are required to abide by 3M's Code of Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures and a Company-wide focus on uncompromising integrity in every aspect of our operations. Our Code of Conduct covers many topics, including antitrust and competition law, conflicts of interest, financial reporting, protection of confidential information, and compliance with all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. The Audit Committee has adopted procedures to receive, retain, and treat complaints received regarding accounting, internal accounting controls, or auditing matters, and to allow for the confidential and anonymous submission by employees or others of concerns regarding questionable accounting or auditing matters. Information on how to submit any such communications can be found on 3M's Investor Relations website, under Governance — Governance Documents — Employee Business Conduct Policies — "Report a concern or ask a question." Our Chief Compliance Officer, who has direct reporting obligations to the Audit Committee, periodically reports to the Audit Committee on compliance with the Company's Code of Conduct, including the effectiveness of the Company's compliance program.

The Board also has adopted a Code of Business Conduct and Ethics for Directors of the Company. This Code incorporates long-standing principles of conduct the Company and the Board follow to ensure the Company's business and the activities of the Board are conducted with integrity and adherence to the highest ethical standards, and in compliance with the law. The Company's Code of Conduct for employees and the Code of Business Conduct and Ethics for Directors are available on our website at www.3M.com under Investor Relations — Governance — Governance Documents.

Public Policy Engagement

The Company believes that transparency with respect to the consideration, processes, and oversight of our engagement with lawmakers is important to our stockholders, and continuously makes efforts to give our stockholders useful information about our public policy engagement. Since 2007, the Company has voluntarily published a detailed explanation of the Company's political activities which is available on our website at www.3M.com under Investor Relations — Governance — Governance Documents — "Political Activities and Issue Advocacy." There, the Company sets out in detail its positions on important public policy issues, the factors we consider when making political contributions, and the processes we use for legal, financial, executive, and Board oversight of our political activities and contributions. We also provide links to the reports the 3M Political Action Committee files monthly with the Federal Election Commission and the Company's quarterly Lobbying Disclosure reports, as well as a detailed list of our contributions to state candidates and political parties, and contributions to "527" political organizations. The Company also discloses on its website the trade associations the Company joined where $25,000 or more of the dues are allocated for lobbying purposes by the trade association. The Company believes that these disclosures on our website, which exceed the disclosures required by law, offer transparency respecting the Company's public policy engagement and political activities.

Commitment to the Environment and Sustainability

At 3M, we are working hard to advance every company, enhance every home, and improve every life. We apply our expertise, and technology to solve problems collaboratively, and with a focus on long term, sustainable solutions that demonstrate our commitment and societal purpose. Sustainability is fundamental to our business — from sustainability-inspired innovation to product stewardship to sustainability in our operations. As we seek to improve every life, we see partnerships to help our customers and communities achieve their sustainability goals as key to that ambition.

For more than 40 years, 3M has been a leader among global corporations in sustainability actions and measures, beginning with the creation of its groundbreaking Pollution Prevention Pays (3P) Program in 1975. As a global corporation, we believe that we have a significant responsibility to society globally, and responsibility to the local communities in which we live and work. Our corporate vision states: "3M technology advancing every company... 3M products enhancing every home... and 3M innovation improving every life." It is that vision — carried out in collaboration with our customers, communities, and partners — that guides our sustainability strategies and goals and aspirations. Our sustainability efforts improve 3M operations and the operations of our customers. Our product solutions help customers manage their environmental footprint - from paint systems that reduce the need for cleaning solvents to window films that ease energy consumption. Our life cycle management process enables teams to select more sustainable components and encourage more sustainable processes. In addition, our philanthropic and social sustainability programs support the workforce of the future – both in Science, Technology, Education and Math (STEM), as well as the skilled trades. For example, our skills-based volunteering programs for employees encourage sustainability thinking inside the company while supporting the environmental and social needs in our local communities. Our 2025 sustainability goals provide us with a holistic approach to driving sustainability in our own operations, in our communities, and for the needs of our customers.

In January 2013, our CEO elevated the company's focus on sustainability, with emphasis in two areas: (1) developing and commercializing products which help our customers solve their sustainability challenges; and, (2) driving sustainability within 3M operations and supply chain. Sustainability is now embedded across the company with dedicated teams in R&D, Supply Chain, business groups, and regions across the globe. Recently, the establishment of an executive committee, the Science, Technology, and Sustainability Committee, provides leadership, oversight, and strategy to encourage and ensure sustainability opportunities are recognized and strong policies and procedures are in place. In addition, our Corporate EHS and Business Conduct Committee ensures our sustainability principles are embedded throughout the company.

As part of our sustainability efforts, we are a signatory to the United Nations Global Compact on Human Rights — a policy initiative for businesses to demonstrate their commitment to ten principles in the areas of human rights, labor, environment, and anti-corruption. We also align our goals and programs to the United Nations Sustainable Development Goals. We report annually on these efforts in our Sustainability Report. To learn more, please visit www.3M.com/Sustainability.

Related Person Transaction Policy and Procedures

The Board of Directors has adopted a written Related Person Transaction Policy and Procedures which is administered by the Nominating and Governance Committee. This Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a Related Person (as that term is defined in the Policy) has a direct or indirect material interest and which is required to be disclosed under Item 404(a) of Regulation S-K. Transactions that fall within this definition are referred to the Committee for approval, ratification, or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee decides whether or not to approve a transaction and approves only those transactions that are in the best interests of the Company. In the course of its review and approval or ratification of a transaction, the Committee considers:

- the nature of the Related Person's interest in the transaction;
- the material terms of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- the significance of the transaction to the Related Person;
- the significance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and
- any other matters the Committee deems appropriate.

Any Committee member who is a Related Person with respect to a transaction under review may not participate in the deliberations or vote respecting such approval or ratification, except that such a director may be counted in determining the presence of a quorum at a meeting at which the Committee considers the transaction. There were no Related Person Transactions that were referred to the Committee in 2017.

Policy on Adoption of a Rights Plan

In 2002 and 2003, a 3M stockholder submitted a stockholder proposal to 3M regarding the approval process for adopting a stockholders' rights plan (also known as a "poison pill"). 3M does not have a rights plan and is not currently considering adopting one. The Board continues to believe, however, that there may be circumstances under which adoption of a rights plan would give the Board the negotiating power and leverage necessary to obtain the best result for 3M stockholders in the context of a takeover effort.

Following consideration of the favorable vote the stockholder proposal received and in light of this belief, the Board adopted and has reaffirmed a statement of policy on this topic. The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board (including a majority of the independent members of the Board), in its exercise of its fiduciary responsibilities, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption resulting from seeking stockholder approval.

The Board has directed the Nominating and Governance Committee to review this policy statement on an annual basis and to report to the Board on any recommendations it may have concerning the policy. The terms of the policy, as in effect, are included in 3M's published Corporate Governance Guidelines and its Proxy Statement.

Board Structure and Processes

Board's Leadership Structure

The Board's current leadership structure is characterized by:

- a combined Chairman of the Board and CEO;
- a strong, independent, and highly experienced Lead Director with well-defined responsibilities that support the Board's oversight responsibilities;
- a robust committee structure consisting entirely of independent directors with oversight of various types of risks; and
- an engaged and independent Board.

The Board of Directors believes that this leadership structure provides independent board leadership and engagement while deriving the benefits of having our CEO also serve as Chairman of the Board. As the individual with primary responsibility for managing the Company's day-to-day operations and with in-depth knowledge and understanding of the Company, our CEO is best positioned to chair regular Board meetings as the directors discuss key business and strategic issues. Coupled with an independent Lead Director, this combined structure provides independent oversight while avoiding unnecessary confusion regarding the Board's oversight responsibilities and the day-to-day management of business operations.

The Board believes that adopting a rigid policy on whether to separate or combine the positions of Chairman of the Board and CEO would inhibit the Board's ability to provide for a leadership structure that would best serve stockholders. As a result, the Board has rejected adopting a policy permanently separating or combining the positions of Chairman and CEO in its Corporate Governance Guidelines, which are reviewed at least annually and available on our website at www.3M.com, under Investor Relations — Governance. Instead, the Board adopted an approach that allows it, in representing the stockholders' best interests, to decide who should serve as Chairman or CEO, or both, under present or anticipated future circumstances.

The Board believes that combining the roles of CEO and Chairman contributes to an efficient and effective Board. The Board believes that to drive change and continuous improvement within the Company, tempered by respect for 3M's traditions and values, the CEO must have maximum authority. The CEO is primarily responsible for effectively leading significant change, improving operational efficiency, driving growth, managing the Company's day-to-day business, managing the various risks facing the Company, and reinforcing the expectation for all employees of continuing to build on 3M's century-old tradition of uncompromising integrity and doing business the right way.

The Board believes that the Company's corporate governance measures ensure that strong, independent directors continue to effectively oversee the Company's management and key issues related to executive compensation, CEO evaluation and succession planning, strategy, risk, and integrity. The Corporate Governance Guidelines provide, in part, that:

- Independent directors comprise a substantial majority of the Board;
- Directors are elected annually by a majority vote in uncontested director elections;

- Only independent directors serve on the Audit, Compensation, Finance, and Nominating and Governance Committees;
- The committee chairs establish their respective agendas;
- The Board and committees may retain their own advisors;
- The independent directors have complete access to management and employees;
- The independent directors meet in executive session without the CEO or other employees during each regular Board meeting; and
- The Board and each committee regularly conduct a self-evaluation to determine whether it and its committees function effectively.

The Board has also designated one of its members to serve as Lead Director, with responsibilities (described in the next section) that are similar to those typically performed by an independent chairman.

On March 5, 2018, the Board appointed Michael F. Roman CEO, effective July 1, 2018. He succeeds Inge G. Thulin, who is appointed to a newly created position, executive chairman of the Board, also effective July 1, 2018.

Independent Lead Director

The Board has designated one of its members to serve as a Lead Director, with responsibilities that are similar to those typically performed by an independent chairman ("Lead Director"). Michael L. Eskew was appointed Lead Director by the independent directors effective November 12, 2012, succeeding Dr. Vance Coffman who had served as Lead Director since 2006. Michael Eskew is a highly experienced director, currently serving on the boards of The Allstate Corporation, Eli Lilly and Company, and International Business Machines Corporation, and is the former Chairman and CEO of United Parcel Service, Inc. His responsibilities include, but are not limited to, the following:

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Acts as a key liaison between the Chairman/CEO and the independent directors;
- Approves the meeting agendas for the Board, and approves the meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- Has the authority to approve the materials to be delivered to the directors in advance of each Board meeting and provides feedback regarding the quality, quantity, and timeliness of those materials (this duty not only gives the Lead Director approval authority with respect to materials to be delivered to the directors in advance of each Board meeting but also provides a feedback mechanism so that the materials may be improved for future meetings);
- Has the authority to call meetings of the independent directors;
- Communicates Board member feedback to the Chairman/CEO (except that the chair of the Compensation Committee leads the discussion of the Chairman/CEO's performance and communicates the Board's evaluation of that performance to the Chairman/CEO);
- If requested by major stockholders, ensures that he is available, when appropriate, for consultation and direct communication; and
- Performs such other duties as requested by the independent directors.

Executive Sessions

As an agenda item for every regularly scheduled Board and committee meeting, independent directors regularly meet in executive session, without the Chairman/CEO or other members of management present, to consider such matters as they deem appropriate. The Lead Director presides over the Board's executive sessions.

Board Committees

Board, Committees, and Director Evaluations

The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively and consider opportunities for continual enhancement. The Nominating and Governance Committee solicits and receives comments from all directors and shares those comments with the Board. Based on the comments and further discussion and reflection, the Board makes an assessment reviewing areas in which the Board believes improvements could be made to increase the effectiveness of the Board and its committees as well as

identifying existing practices which have contributed to high effectiveness and accordingly should be continued. Self-evaluation items requiring follow-up and/or the development and execution of implementation and action plans are monitored on a going-forward basis by the full Board, as well as by individual committees and the chairs thereof, as applicable. While this formal self-evaluation is conducted on an annual basis, directors share perspectives, feedback, and suggestions year-round. The Board and each committee conducted an evaluation of its performance in 2017.

Before the November Board meeting, the Chairman/ CEO, Lead Director, and chair of the Nominating and Governance Committee meet to discuss the performance and contributions of each director. As part of the nomination process, the Nominating and Governance Committee considers the performance and contributions of each director and evaluates each of the directors to ensure our directors continue to possess the necessary skills and experience to effectively oversee the Company. On occasion, the Nominating and Governance Committee has not renominated a director based on this individual director evaluation process.

Board and Committee Information

The Board currently has twelve directors and the following four committees: Audit, Compensation, Finance, and Nominating and Governance. The membership and the function of each committee are described below.

During 2017, the Board of Directors held five regularly scheduled meetings and two telephonic meetings. Overall attendance at Board and committee meetings was 98 percent. During 2017, all of our directors attended at least 75 percent of all Board and Committee meetings on which they served.

The Company has a long-standing policy that directors are expected to attend the Annual Meeting of Stockholders unless extenuating circumstances prevent them from attending. Eleven directors attended last year's Annual Meeting of Stockholders, which constituted all directors who were members of the Board as of the 2017 Annual Meeting date.

NAME OF NON-EMPLOYEE DIRECTOR	AUDIT	COMPENSATION	FINANCE	NOMINATING AND GOVERNANCE
Sondra L. Barbour	Member		Member	
Thomas "Tony" K. Brown	Member		Member	
Vance D. Coffman		Member	Member	
David B. Dillon	Chair			Member
Michael L. Eskew		Chair		Member
Herbert L. Henkel		Member		Member
Amy E. Hood			Member	
Muhtar Kent		Member	Chair	
Edward M. Liddy		Member		Chair
Gregory R. Page	Member			Member
Patricia A. Woertz		Member	Member	

♦ = *Committee Member;* ♦ = *Chair*

AUDIT COMMITTEE

MEMBERS

Sondra L. Barbour
Thomas "Tony" K. Brown
David B. Dillon (chair)
Gregory R. Page

MEETINGS IN 2017   8

The Board of Directors has determined that all of the Audit Committee members are "independent" and "financially literate" under the NYSE listing standards and that members of the Audit Committee received no compensation from the Company other than for service as a director.

The Board has also determined that the following Audit Committee members — David B. Dillon (chair), Sondra L. Barbour, and Gregory R. Page — have "accounting or related financial management expertise" under the NYSE listing standards and are "audit committee financial experts" as that term is defined by applicable Securities and Exchange Commission regulations.

The Audit Committee has adopted, and annually reviews, its charter setting forth its roles and responsibilities.

AUDIT COMMITTEE CHARTER

www.3M.com > Investor Relations > Governance > Governance Documents > Committee Charters

INTRODUCTION

The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements, the qualifications, independence, and performance of the Company's independent registered public accounting firm (the "Independent Accounting Firm"), the performance of the Company's internal auditing department, and furnishes a report for inclusion in the Company's Proxy Statement.

ROLES AND RESPONSIBILITIES

- Reviews the Company's annual audited and quarterly consolidated financial statements and internal controls over financial reporting;
- Reviews the Company's financial reporting process and internal controls over financial reporting, including any major issues regarding accounting principles and financial statement presentation, and critical accounting policies to be used in the consolidated financial statements;
- Reviews and discusses with management and the Independent Accounting Firm the Company's report on internal controls over financial reporting and the Independent Accounting Firm's audit of internal controls over financial reporting;
- By delegation to the chair, reviews earnings press releases prior to issuance;
- Appoints, oversees, and approves compensation of the Independent Accounting Firm;
- Reviews with the Independent Accounting Firm the scope of the annual audit, including fees and staffing, and approves all audit and permissible non-audit services provided by the Independent Accounting Firm;
- Reviews findings and recommendations of the Independent Accounting Firm and management's response to the recommendations of the Independent Accounting Firm;
- Discusses policies with respect to risk assessment and risk management, the Company's major risk exposures, and the steps management has taken to monitor and mitigate such exposures;
- Periodically obtain reports from senior management, including the Chief Information Officer, regarding the progress on the phased implementation of the global enterprise resource planning system, information technology networks and systems, and the adequacy and effectiveness of the Company's information security policies and internal controls regarding information security;
- Periodically obtains reports from the Company's senior internal auditing executive, who has direct reporting obligations to the Committee, on the annual audit plan, scope of work, and the results of internal audits and management's response thereto;
- Periodically obtains reports from the Company's Chief Compliance Officer, who has direct reporting obligations to the Committee, on compliance with the Company's Code of Conduct, and at least annually, on the implementation and effectiveness of the Company's compliance and ethics program;
- Reviews with the Company's General Counsel legal matters that may have a material impact on the consolidated financial statements and any material reports or inquiries received from regulators or government agencies regarding compliance; and
- Establishes procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters and periodically review with the Chief Compliance Officer and the Company's senior internal auditing executive these procedures and any significant complaints received.

COMPENSATION COMMITTEE

MEMBERS
Vance D. Coffman
Michael L. Eskew (chair)
Herbert L. Henkel
Muhtar Kent
Edward M. Liddy
Patricia A. Woertz

MEETINGS IN 2017   7

The Board of Directors has determined that all Compensation Committee members are "independent" under the NYSE listing standards, including the listing standards applicable to compensation committee members.

The Board has also determined that each Compensation Committee member qualifies as a "Non-Employee Director" under Rule 16b-3 of the Securities Exchange Act of 1934, and that each member qualifies as an "outside director" under Section 162(m) of the Internal Revenue Code.

The Compensation Committee has adopted, and annually reviews, its charter setting forth its roles and responsibilities.

COMPENSATION COMMITTEE CHARTER

www.3M.com > Investor Relations > Governance > Governance Documents > Committee Charters

INTRODUCTION

The Compensation Committee reviews the Company's compensation practices and policies, annually reviews and approves (subject to ratification by the independent directors of the Board) the compensation for the CEO, annually reviews and approves the compensation for the other senior executives, evaluates CEO performance, reviews and discusses with management of the Company the Compensation Discussion and Analysis prepared in accordance with the Securities and Exchange Commission's disclosure rules for executive compensation, and furnishes a report for inclusion in the Company's Proxy Statement.

ROLES AND RESPONSIBILITIES

- Reviews disclosures in the Company's Proxy Statement regarding advisory votes on executive compensation and the frequency of such votes;
- Approves the adoption, amendment, and termination of incentive compensation and deferred compensation programs for employees of the Company;
- Approves the adoption, amendment, or termination of equity compensation programs or, if stockholder approval would be required, recommends such actions to the Board;
- Approves, subject to ratification by the independent directors of the Board, employment agreements and severance arrangements for the CEO, as appropriate;
- Approves employment agreements and severance arrangements for the senior executives of the Company (other than the CEO), as appropriate;
- Oversees the administration of the Company's stock and long-term incentive compensation programs, and determines the employees who receive awards and the size of their awards under such programs;
- Approves the adoption and amendment of Company guidelines covering ownership of Company common stock by executives, and annually reviews compliance with these guidelines;
- Reviews and makes recommendations to the Board of Directors concerning any amendment to a retirement benefit plan that would require Board approval;
- Annually reviews a risk assessment of the Company's compensation policies and practices for its employees;
- Reviews stockholder proposals relating to executive compensation matters and makes recommendations to the Board regarding responses;
- Periodically reviews human resource issues relating to the Company's policies and practices with respect to workforce diversity and equal employment opportunities; and
- Has the authority to retain compensation consultants, counsel, or other advisors as it deems appropriate, including the authority to approve such advisors' fees and retention terms.

FINANCE COMMITTEE

MEMBERS

Sondra L. Barbour
Thomas "Tony" K. Brown
Vance D. Coffman
Amy E. Hood
Muhtar Kent (chair)
Patricia A. Woertz

MEETINGS IN 2017   5

The Board of Directors has determined that all Finance Committee members are "independent" under the NYSE listing standards.

The Finance Committee has adopted, and annually reviews, its charter setting forth its roles and responsibilities.

FINANCE COMMITTEE CHARTER

www.3M.com > Investor Relations > Governance > Governance Documents > Committee Charters

INTRODUCTION

The Finance Committee assists the Board with its oversight of the Company's financial structure, including its overall capital structure, sources and uses of funds and related cash and financing plans, the Company's financial condition and capital strategy, and financial risk management.

ROLES AND RESPONSIBILITIES

- Reviews and recommends for approval by the Board the dividend policy and the declaration of dividends or other forms of distributions on the Company's stock, such as stock splits in the form of a stock dividend;
- Reviews and recommends for approval by the Board the authorization for repurchase of the Company's stock and periodically reviews repurchase activities;
- Reviews and recommends for approval by the Board the Company's authorization limit for cumulative short- and long-term borrowings;
- Reviews and recommends for approval by the Board the registration and issuance of the Company's debt or equity securities, except in the case of the issuance of debt or equity securities in connection with a merger or acquisition transaction which is presented to the Board;
- Periodically reviews the Company's capital allocation and capital structure strategies and related metrics from a credit rating agency and investor perspective;
- Reviews and recommends for approval by the Board an annual capital expenditure budget and revisions to that budget;
- Reviews and recommends for approval by the Board capital expenditures in excess of $75,000,000;
- Periodically reviews the Company's global treasury and tax planning activities;
- Reviews and evaluates risks associated with the Company's policies and activities related to cash investments, counterparty risks, and use of derivatives as part of hedging programs to manage risk related to foreign currencies, commodity prices, and interest rates;
- Periodically reviews and approves the Company's decision to enter into derivative swaps, including swaps exempt from an otherwise applicable clearing or trading mandate, and other governance matters related to derivatives trading;
- Periodically reviews the Company's insurance coverage;
- Periodically reviews the funding, asset performance, and strategies for the Company's pension and other postretirement benefit plans; and
- Periodically reviews the Company's funding and liquidity strategies for achievement of financing objectives.

NOMINATING AND GOVERNANCE COMMITTEE

MEMBERS
David B. Dillon
Michael L. Eskew
Herbert L. Henkel
Edward M. Liddy (chair)
Gregory R. Page

MEETINGS IN 2017   6

The Board of Directors has determined that all Nominating and Governance Committee members are "independent" under the NYSE listing standards.

The Nominating and Governance Committee has adopted, and annually reviews, its charter setting forth its roles and responsibilities.

NOMINATING AND GOVERNANCE COMMITTEE CHARTER

www.3M.com > Investor Relations > Governance > Governance Documents > Committee Charters

INTRODUCTION

The Nominating and Governance Committee establishes the Board Membership Criteria, assists the Board by identifying individuals qualified to become Board members, recommends to the Board matters of corporate governance, facilitates the annual review of the performance of the Board and its committees, and periodically reviews CEO and management succession plans.

ROLES AND RESPONSIBILITIES

- Selects and recommends director candidates to the Board of Directors, in light of the Board Membership Criteria adopted by the Board, either to be submitted for election at the Annual Meeting or to fill any vacancies on the Board, including consideration of any stockholder nominees for director (submitted in accordance with the Company's Bylaws);

- Reviews and makes recommendations to the Board of Directors concerning the composition and size of the Board and its committees, the Board membership criteria, frequency of meetings, and changes in compensation for non-employee directors;

- Reviews the Company's Corporate Governance Guidelines at least annually, and recommends any proposed changes to the Board for approval;

- Develops and recommends to the Board standards to be applied in making determinations on the types of relationships that constitute material relationships between the Company and a director for purposes of determining director independence;

- Reviews and approves or ratifies any transaction between the Company and any related person, which is required to be disclosed under the rules of the Securities and Exchange Commission;

- Develops and recommends to the Board for its approval an annual self-assessment process of the Board and its committees and oversees the process;

- Reviews periodically with the Chairman/CEO succession plans relating to positions held by elected corporate officers, and makes recommendations to the Board with respect to the selection of individuals to occupy these positions;

- Periodically reviews the corporate contribution program (3Mgives) and the contribution activities of the 3M Foundation, which is funded by the Company; and

- Periodically reviews the Company's positions and engagement on important public policy issues affecting its business, including Sustainability and the political contributions of 3M and its Political Action Committee.

Director Compensation and Stock Ownership Guidelines

Director Compensation Philosophy and Elements

The Nominating and Governance Committee periodically receives reports on the status of Board compensation in relation to other large U.S. companies and is responsible for recommending to the Board changes in compensation for non-employee directors. In developing its recommendations, the Committee is guided by the following goals:

- Compensation should fairly pay directors for work required in a company of 3M's size and scope;
- A significant portion of the total compensation should be paid in common stock to align directors' interests with the long-term interests of stockholders; and
- The structure of the compensation should be simple and transparent.

The Nominating and Governance Committee works with an independent compensation consultant to support its objectives of maintaining a reasonable and appropriate program. For 2017, Frederic W. Cook & Co., Inc. provided the Committee with expert advice on the compensation of non-employee directors, in addition to analyzing market data on director compensation at the same peer group of 18 companies approved by the Compensation Committee for evaluating Named Executive Officer compensation. Neither the Company nor the Nominating and Governance Committee has any arrangement with any other compensation consultant who has a role in determining or recommending the amount or form of director compensation.

Our director program is comprised of a mix of cash and equity that is intended to approximate the peer-group median mix. Our directors' overall target total direct compensation is consistent with 3M's size and market-capitalization value relative to its peers. In addition, our hold-until-termination requirement on equity has resulted in ownership levels that are relatively high versus our peers. For more information on the peer group, please see the section entitled "Executive Peer Group" beginning on page 46 of this Proxy Statement. Non-employee directors' compensation includes the following compensation elements:

Annual Compensation — In May 2017, the Nominating and Governance Committee considered a board compensation study prepared by Frederic W. Cook & Co., Inc. After reviewing that study, the Committee recommended and the Board approved an increase of $10,000 in the annual compensation for non-employee directors from $285,000 to $295,000, effective January 1, 2017. The annual cash retainer was increased $5,000 (from $125,000 to $130,000). The annual stock retainer was also increased $5,000 (from $160,000

to $165,000). Approximately 44 percent of the annual compensation (or $130,000) is payable in cash in four quarterly installments and approximately 56 percent of the annual compensation (or $165,000) is payable in common stock after the Annual Meeting. In addition, the chair of the Audit Committee receives an additional annual fee of $25,000 and the chair of the Compensation Committee receives an additional annual fee of $20,000. The chairs of the Finance and Nominating and Governance Committees each receive additional annual fee of $20,000 (an increase of $5,000). The Lead Director receives an additional annual fee of $30,000. There are no meeting fees. In lieu of the cash fees, a director may elect to receive common stock of the Company. Non-employee directors may also voluntarily defer all or part of their annual cash fees or stock awards until they cease to be members of the Board.

Deferred Stock — For directors who have elected to defer their annual stock awards or annual cash fees into a common stock equivalents account ("Deferred Stock"), the Company credits their accounts with a number of 3M common stock equivalents (including fractional share equivalents) equal to the number of actual shares of 3M common stock which could have been purchased with such deferred amounts on the first day of the calendar quarter, using the closing price of 3M common stock on the NYSE on the last business day immediately preceding such date. In addition, on each payment date for dividends on 3M common stock, the Company credits to the directors' accounts a number of 3M common stock equivalents having a value equal to the dividend, determined by using the closing price of 3M common stock on the NYSE on the sixth business day preceding the dividend record date. The Deferred Stock is fully vested upon grant but does not have voting rights. Appropriate adjustments to the amount of Deferred Stock shall be made to the accounts for stock splits, stock dividends, merger, consolidation, payment of dividends other than in cash, and similar circumstances affecting 3M common stock. The Deferred Stock will be distributed in 3M common stock to non-employee directors beginning on January 1 of the year following the year in which they leave the Board, either in a lump sum or in up to ten annual installments pursuant to their deferral elections.

All Other Compensation — The column below showing "All Other Compensation" includes the incremental cost of complimentary products and matching gifts. The non-employee directors are eligible to participate in the Company's matching gift program on the same terms as 3M employees. Under this program, the 3M Foundation will match up to a total of $5,000 a year in contributions by the director to eligible institutions of higher education.

2017 Director Compensation Table

The total 2017 compensation of our non-employee directors is shown in the following table:

NON-EMPLOYEE DIRECTORS	FEES EARNED OR PAID IN CASH ($)(1)	STOCK AWARDS ($)(2)	ALL OTHER COMPENSATION ($)(3)	TOTAL ($)
Sondra L. Barbour	130,000	165,000	0	295,000
Thomas "Tony" K. Brown	130,000	165,000	0	295,000
Vance D. Coffman	130,000	165,000	5,000	300,000
David B. Dillon*, **	148,750	165,000	0	313,750
Michael L. Eskew*	180,000	165,000	0	345,000
Herbert L. Henkel**	136,250	165,000	0	301,250
Amy E. Hood (elected August 13, 2017)***	49,810	63,740	0	113,550
Muhtar Kent*	150,000	165,000	0	315,000
Edward M. Liddy*	150,000	165,000	0	315,000
Gregory R. Page	130,000	165,000	0	295,000
Robert J. Ulrich (retired May 9, 2017)***	46,429	58,315	0	104,744
Patricia A. Woertz	130,000	165,000	0	295,000

* Committee Chair

** Mr. Dillon succeeded Mr. Henkel as Chair of the Audit Committee, effective as of April 1, 2017. Accordingly, each received a pro rata portion of the additional annual fee provided to the Chair of the Audit Committee.

*** Director compensation prorated according to effective date of election or retirement.

(1) This column represents the amount of all fees earned or paid in cash for services as a director.

(2) This column represents the grant date fair value of the stock awards made in 2017, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures. The Company does not grant stock options to non-employee directors. Since all stock awards vest on the grant date, there are no unvested stock awards outstanding at year end.

(3) This column includes matching gifts. Non-employee directors are eligible to participate in the Company's matching gift program on the same terms as 3M employees. Under this program, the 3M Foundation will match up to a total of $5,000 a year in contributions by the director to eligible institutions of higher education.

Reasonableness of Non-Employee Director Compensation

As described above, our philosophy on director compensation is to pay directors fairly for work required in a company of our size and complexity, make a significant portion of the total compensation equity-based to align directors' interests with those of our stockholders and structure compensation in a simple and transparent manner. We believe that the application of this philosophy has resulted in a non-employee director compensation program that reflects best-in-class design with the following provisions:

- Retainer-only cash compensation with no fees for attending meetings that are an expected part of board service.
- Additional retainers for special roles having greater responsibilities, such as Lead Director and committee chairs, to recognize the incremental additional time and effort required.
- Equity delivered in the form of full-value shares, where annual grants are based on a competitive fixed-value formula and immediate vesting helps avoid director entrenchment.
- A requirement to retain the stock portion of annual compensation issued on or after October 1, 2007, until termination from Board service, which includes net after-tax shares attributable to current payments and pre-tax shares attributable to deferrals.
- Flexible voluntary deferral provisions and no material benefits or perquisites.
- Our 2016 Long-Term Incentive Plan, approved by shareholders at the 2016 Annual Meeting, includes a $600,000 annual compensation limit on all forms of compensation for non-employee directors.

Stock Ownership Guidelines

The Board requires that each director retain the stock portion (currently valued at $165,000) of the annual compensation issued on or after October 1, 2007, until the director leaves the Board. Information regarding accumulated stock and deferred stock units is set forth in the section entitled "Security Ownership of Management" beginning on page 75 of this Proxy Statement.

Hedging and Pledging Policies

The Company's stock trading policies prohibit directors and the Company's executive officers from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's common stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds; (ii) engaging in short sales related to the Company's common stock; (iii) placing standing orders; (iv) maintaining margin accounts; and (v) pledging 3M securities as collateral for a loan. All transactions in 3M securities by directors and executive officers must be pre-cleared with the Deputy General Counsel.

AUDIT COMMITTEE MATTERS

Proposal No. 2: Ratification of the Appointment of Independent Registered Public Accounting Firm for 2018

The Audit Committee is directly responsible for the appointment, compensation (including approval of all fees), retention, and oversight of the Company's independent registered public accounting firm ("Independent Accounting Firm") retained to perform the audit of our financial statements and our internal control over financial reporting.

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as 3M's Independent Accounting Firm for 2018. PwC has been 3M's Independent Accounting Firm since 1998. Prior to that, 3M's Independent Accounting Firm was Coopers & Lybrand from 1975 until its merger with Price Waterhouse in 1998. In accordance with SEC rules and PwC policy, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to our Company. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the Company's lead audit partner pursuant to this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee annually reviews PwC's independence and performance in connection with the Audit Committee's determination of whether to retain PwC or engage another firm as our Independent Accounting Firm. In the course of these reviews, the Audit Committee considers, among other things:

- PwC's historical and recent performance on the 3M audit, including input from those 3M employees with substantial contact with PwC throughout the year about PwC's quality of service provided, and the independence, objectivity, and professional skepticism demonstrated throughout the engagement by PwC and its audit team;
- an analysis of PwC's known legal risks and significant proceedings;

- external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") reports on PwC and its peer firms;
- PwC's independence;
- the appropriateness of PwC's fees, on both an absolute basis and as compared to its peer firms;
- PwC's tenure as our independent auditor and its familiarity with our global operations and businesses, accounting policies and practices and internal control over financial reporting; and
- PwC's capability and expertise in handling the breadth and complexity of our global operations, including the Company's phased implementation of an enterprise resource planning system on a worldwide basis over the next several years.

Based on this evaluation, the Audit Committee believes that PwC is independent and that it is in the best interests of the Company and our stockholders to retain PwC to serve as our Independent Accounting Firm for 2018.

We are asking our stockholders to ratify the selection of PwC as our Independent Accounting Firm for 2018. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification as a matter of good corporate governance. If the selection of PwC is not ratified, the Audit Committee will consider whether it is appropriate to select another Independent Accounting Firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different Independent Accounting Firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

PwC representatives are expected to attend the Annual Meeting where they will be available to respond to appropriate questions and, if they desire, to make a statement.

RECOMMENDATION OF THE AUDIT COMMITTEE

 The Audit Committee of the Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2018. Proxies solicited by the Board of Directors will be voted "FOR" ratification unless a stockholder indicates otherwise in voting the proxy.

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The management of the Company is responsible for (i) the preparation of complete and accurate annual and quarterly consolidated financial statements ("financial statements") in accordance with generally accepted accounting principles in the United States, (ii) maintaining appropriate accounting and financial reporting principles and policies and internal controls designed to assure compliance with accounting standards and laws and regulations, and (iii) an assessment of the effectiveness of internal control over financial reporting. The Independent Accounting Firm is responsible for planning and conducting in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") an audit of the Company's annual consolidated financial statements and a review of the Company's quarterly financial statements and expressing opinions on the Company's financial statements and internal control over financial reporting based on the integrated audits.

In this context, the Audit Committee has met and held discussions with management and the Independent Accounting Firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated audited financial statements with management and the Independent Accounting Firm. The Audit Committee has discussed with the Independent Accounting Firm matters required to be discussed pursuant to the PCAOB's Auditing Standards on Communications with Audit Committees, as currently in effect.

In addition, the Audit Committee has reviewed and discussed with the Independent Accounting Firm the auditor's independence from the Company and its management. As part of that review, the Audit Committee has received the written disclosures and the letters required by applicable requirements of the PCAOB regarding the Independent Accounting Firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the Independent Accounting Firm's independence from the Company.

The Audit Committee also has considered whether the Independent Accounting Firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Audit Committee has concluded that the Independent Accounting Firm is independent from the Company and its management.

The Audit Committee has discussed with the Company's Internal Audit Department and Independent Accounting Firm the overall scope of and plans for their respective audits. The Audit Committee meets with the Internal Auditor, Chief Compliance Officer, the General Counsel, and representatives of the Independent Accounting Firm in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2017, for filing with the SEC.

Submitted by the Audit Committee

David B. Dillon, Chair
Sondra L. Barbour
Thomas "Tony" K. Brown
Gregory R. Page

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Accounting Firm

The Audit Committee is responsible for appointing and overseeing the work of the Independent Accounting Firm. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by the Independent Accounting Firm.

The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the Independent Accounting Firm's independence is not impaired; describes the Audit, Audit-Related, Tax and All Other services that may be provided and the non-audit services that may not be performed; and sets forth the pre-approval requirements for all permitted services. The policy provides for the general pre-approval of specific types of Audit, Audit-Related and Tax services and a limited fee estimate range for such services on an annual basis as set forth in the engagement letter with the Independent Accounting Firm. The policy requires specific pre-approval of all other permitted services. The Independent Accounting Firm is required to report

periodically to the Audit Committee regarding the extent of services provided in accordance with their pre-approval and the fees for the services performed to date.

The Audit Committee's policy delegates to its Chair the authority to address requests for pre-approval of services in certain limited circumstances between Audit Committee meetings. The chair, in his discretion, must either seek immediate approval by email from the other Audit Committee members, or report any pre-approval decisions to the Audit Committee for its approval at its next scheduled meeting.

The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of the Independent Accounting Firm.

All Audit, Audit-Related, Tax and All Other services described below were approved by the Audit Committee before services were rendered.

Fees of the Independent Accounting Firm

The following table represents fees billed for professional services rendered by PricewaterhouseCoopers LLP ("PwC") for the audit of the Company's consolidated

financial statements for the years ended December 31, 2016 and 2017, and fees billed for other services rendered by PwC during those periods.

Audit and Non-Audit Fees ($ in Millions)

	2016	2017
Audit Fees:	$15.1	$17.4
Audit-Related Fees:	0.5	1.2
Tax Fees:	1.0	0.9
All Other Fees:	0.2	0.1
Total	$16.8	$19.7

In the above table, in accordance with SEC rules, "Audit" fees consisted of audit work and review services, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits, comfort letters, consents, and review of documents filed with the Securities and Exchange Commission. "Audit-related" fees consisted principally of procedures related to the adoption of new accounting standards in future years, internal control and system audit procedures for periods prior to the rollout

of the ERP system, agreed-upon procedures, employee benefit plan audits, and other attestation services. "Tax" fees consisted principally of tax compliance services in foreign jurisdictions, assistance with transfer pricing documentation, assistance with excise tax filings, and advice on foreign and domestic tax related matters. "All Other" fees consisted of information security vendor assessments, licenses for accounting software, and other permissible services that do not fall into the three categories listed above.

Audit Committee Restrictions on Hiring Employees of the Independent Accounting Firm

The Audit Committee has adopted restrictions on the hiring by the Company of any PwC partner, director, manager, staff, reviewing actuary, reviewing tax professional, and any other persons having responsibility for providing audit assurance on any aspect of PwC's

certification of the Company's financial statements. Audit assurance includes all work that results in the expression of an opinion on financial statements, including audits of statutory accounts.

EXECUTIVE COMPENSATION

Proposal No. 3: Advisory Approval of Executive Compensation

Section 14A of the Securities Exchange Act provides our stockholders with the opportunity to approve, on an advisory basis, the compensation of our named executive officers as described in this Proxy Statement. This is the seventh year that the Company is asking stockholders to vote on this type of proposal, known as a "say-on-pay" proposal.

We believe that our executive compensation program is consistent with our core compensation principles and is structured to assure that those principles are implemented. At the Annual Meeting of Stockholders held on May 9, 2017, approximately 96 percent of the votes cast on this issue voted to approve the compensation of the Company's named executive officers as disclosed in last year's Proxy Statement. Although the vote was non-binding, the Compensation Committee believes this level of approval percentage indicates that our stockholders strongly support our core compensation principles and our executive compensation program, and we believe our stockholders as a whole should support them as well.

Thus, the Company is submitting to stockholders the following resolution for their consideration and approval:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including in the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative)."

As described in the Compensation Discussion and Analysis portion of this Proxy Statement, 3M delivered another year of strong financial performance in 2017. These results reflected the strong performance of the Company's leadership team, including the Named Executive Officers, which impacted their annual and long-term incentive compensation earned during 2017.

While the Board of Directors and the Compensation Committee intend to carefully consider the results of the voting on this proposal when making future decisions regarding executive compensation, the vote is not binding on the Company or the Board and is advisory in nature. The Company currently holds advisory votes on the compensation of named executive officers annually. Accordingly, the next such advisory vote is expected to occur at the 2019 Annual Meeting.

RECOMMENDATION OF THE BOARD

 The Board of Directors unanimously recommends a vote "FOR" this proposal for the reasons discussed above. Proxies solicited by the Board of Directors will be voted "FOR" this proposal unless a stockholder indicates otherwise in voting the proxy.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes 3M's executive compensation program, explains how 3M's Compensation Committee oversees and implements this program, and reviews the 2017 compensation for the executive officers identified below. Throughout this Compensation Discussion and Analysis and elsewhere in this Proxy Statement, we refer to this group of individuals as the "Named Executive Officers."

NAME	TITLE
Inge G. Thulin	Chairman of the Board, President and Chief Executive Officer
Nicholas C. Gangestad	Senior Vice President and Chief Financial Officer
Frank R. Little	Executive Vice President, Safety and Graphics Business Group
Michael F. Roman	Chief Operating Officer and Executive Vice President
Hak Cheol Shin	Vice Chair and Executive Vice President

The table above reflects the title of each Named Executive Officer as of March 13, 2018. As part of the Board's ongoing leadership succession planning process, two of the named executive officers held multiple positions during 2017:

- Mr. Roman was appointed Chief Operating Officer and Executive Vice President, effective July 1, 2017. In this role, he is responsible for the Company's five Business Groups and International Operations. Prior to this time, he served as Executive Vice President, Industrial Business Group.

- Mr. Shin was appointed Vice Chair and Executive Vice President, effective July 1, 2017. In this role, he oversees critical global functional teams, including Research & Development; Strategy and Business Development; Supply Chain Operations; and Business Transformation and Information Technology. Prior to this time, he served as Executive Vice President, International Operations.

As announced on March 5, 2018, the Board of Directors appointed Mr. Roman Chief Executive Officer and appointed Mr. Thulin Executive Chairman of the Board of Directors, in each case, effective as of July 1, 2018.

To enable quicker navigation of the information provided, this Compensation Discussion and Analysis is organized into four distinct sections:

For the meaning of certain capitalized terms used throughout this Compensation Discussion and Analysis, see "Meaning of Certain Terms" on page 48 of this Proxy Statement.

SECTION I: Executive Summary

2017 Financial Performance and Business Highlights

For 3M, 2017 was a year of strong financial performance achieved through solid growth and disciplined execution. Given the impact that the U.S. Tax Reform Legislation and a related $600 million pension contribution had on the Company's 2017 financial performance, our results are shown below both as determined in accordance with GAAP (to the extent applicable) and excluding the impact of certain items stemming from the U.S. Tax Reform Legislation and 3M's related pension contribution.

	RESULTS DETERMINED IN ACCORDANCE WITH GAAP (TO THE EXTENT APPLICABLE)	RESULTS EXCLUDING IMPACT OF TAX REFORM AND RELATED PENSION CONTRIBUTION	
EARNINGS PER SHARE GROWTH	**-2.8%**	**+12.4%***	• Excluding the impact of the U.S. Tax Reform Legislation, earnings per share grew from $8.16 in 2016 to $9.17 in 2017 • Expanded full-year operating income margins 70 basis points to 24.7 percent
ORGANIC LOCAL CURRENCY SALES GROWTH	**+5.2%**	**+5.2%**	• Strong growth exceeding the external market • Positive organic growth across all Business Groups and geographic areas
RETURN ON INVESTED CAPITAL	**21.3%***	**24.5%***	• Efficiently deploying capital across the business • Fifth consecutive year of at least 20 percent
FREE CASH FLOW CONVERSION	**100.2%***	**97.3%***	• Including the impact of the U.S. Tax Reform Legislation and 3M's related pension contribution, fourth consecutive year of 100 percent or above

* See Appendix A to this Proxy Statement for a reconciliation of earnings per share, free cash flow and free cash flow conversion to our results for the most directly comparable financial measures as reported under generally accepted accounting principles in the United States and the calculation of return on invested capital as shown here.

We believe that our ability to deliver consistent results over time is reflected in our total stockholder return, which was in the top half of our executive compensation peer group for the one-, three-, and five-year periods ending on December 31, 2017. For additional information, see "Total Stockholder Return" on page 41 of this Proxy Statement.

Other noteworthy accomplishments include the following:

• Enhanced 3M's array of safety products and solutions through the acquisition of Scott Safety, making us even more relevant to our customers worldwide;

• Awarded a record total of 4,168 patents from patent offices around the world in 2017, including 708 patents granted to 3M by the United States Patent and Trademark Office, which brings to more than 113,000 the total number of patents awarded to 3M in its corporate history;

• Strengthened our portfolio going forward by completing or announcing the divestiture of all or substantially all of four businesses that no longer align with our strategic objectives: identity management, electronic monitoring, tolling and automated license/number plate recognition and optical fiber and copper passive connectivity solutions for the telecommunications industry;

• Recognized by Ethisphere® as one of the World's Most™ Ethical Companies® for the fifth consecutive year;

• Nearly completed the rollout of the enterprise resource planning (ERP) system in West Europe, and successfully started the initial deployment in the United States;

• Over 100 consecutive years of paying dividends to stockholders; and

• Returned $4.9 billion to stockholders via dividends and gross share repurchases.

Factors Creating Alignment Between Pay and Performance

3M's executive compensation program is designed to maintain a strong alignment between corporate performance and executive compensation by tying incentive compensation to the achievement of performance metrics that we believe increase the Company's long-term value. For 2017, highlights of the program include:

• A large portion of each executive's target Total Direct Compensation (cash plus long-term incentives) is performance-based, varying from 90 percent

for Chief Executive Officer Inge Thulin to a range of 79-85 percent for the other Named Executive Officers; and

• The incentive compensation opportunities provided to the Named Executive Officers utilize multiple performance-based metrics focused primarily on revenue and earnings performance, increase in 3M's common stock price, efficient use of capital, and free cash flow conversion.

Impact of Company Performance on Incentive Compensation and Real Pay Delivery

One objective of our incentive compensation program is to align our Named Executive Officer's real pay delivery with performance. The Company's performance directly impacted incentive compensation pay outcomes for our Named Executive Officers as follows:

2017 Annual Incentive Compensation

For the Named Executive Officers paid on the basis of the Company's overall performance, the 2017 annual incentive compensation payout (before any adjustment for individual performance) was 130 percent of the target amount. The payouts reflect our solid performance against the goals established for 2017 (as shown below) and were calculated excluding the impact of the U.S. Tax Reform Legislation and 3M's related pension contribution, gains associated with the divestiture of the Electronic Monitoring and Identity Management businesses, and costs associated with special actions.

- Local currency sales achieved 104 percent of plan;
- 3M economic profit achieved 109 percent of plan; and
- 3M's 2017 economic profit represented 115 percent of its 2016 results.

Performance Share Awards (Long-Term Incentive Compensation)

The number of shares delivered pursuant to the performance share awards issued to the Named Executive Officers for the 2015-2017 performance period equaled 99 percent of the target number of shares awarded.



After considering the appreciation in the price of 3M's common stock over the three-year performance period, the value of the 3M shares delivered to the Named Executive Officers in settlement of these awards (determined using the closing price of a share of 3M common stock on the NYSE for December 29, 2017) equaled 146 percent of the value of the target number of performance shares subject to such awards (determined using the closing price of a share of 3M common stock on the NYSE for March 2, 2015, the initial grant date of 2015 performance share awards).

Stock and Long-Term Incentive Compensation

The performance of 3M's stock has a material impact on the amount of compensation actually realized by our Named Executive Officers. Our stock ownership guidelines require covered executives, including the Named Executive Officers, to own amounts of Company stock having a value exceeding a specified multiple of their base salary. If the market price of 3M's stock declines, so does the value of the stock they own.

Similarly, stock options and other long-term incentive awards held by our Named Executive Officers increase or decrease in value along with increases and decreases in the value of 3M's common stock. The stock options and other long-term incentive compensation granted to our Named Executive Officers in years prior to 2017 increased in value during 2017 as the closing price for a share of the Company's common stock on the NYSE increased from $178.57 on December 30, 2016, to $235.37 on December 29, 2017.

Total Stockholder Return

As reflected in the graphs below, 3M's stock performance continues to compare favorably with the stock performance of the S&P 500 and the peer companies included in the Company's executive peer group, as described under "Competitive Pay" beginning on page 46 of this Proxy Statement.

ANNUALIZED TOTAL STOCKHOLDER RETURN PERFORMANCE



Note: 5-Year Return = Five years ending 12/31/17; 3-Year Return = Three years ending 12/31/17; 1-Year Return = One year ending 12/31/17 Source: Bloomberg.

2017 Say on Pay

In 2017, approximately 96 percent of the votes cast on our say-on-pay proposal approved the compensation of our named executive officers as disclosed in last year's Proxy Statement. Although the vote was non-binding, the Committee believes this level of approval indicates that stockholders strongly support our executive compensation programs and policies. The Committee will consider the results of this year's say-on-pay proposal, as well as feedback from our stockholders, when making future executive compensation decisions.

For information concerning our investor outreach efforts, please refer to the section entitled "Stockholder Outreach and Engagement" on page 17 of this Proxy Statement.

Noteworthy Compensation Actions for 2017 and Early 2018

During 2017 and the first two months of 2018, the Company took a number of actions that were intended to create a more unified program structure that applies to all eligible employees throughout the organization and simplify the design and administration of our compensation programs. Effective as of January 1, 2017, to encourage performance that exceeds targets and better align incentive compensation opportunities between those employees compensated on the basis of corporate performance and those employees compensated based on the performance of one or more businesses, we adjusted our approach to setting financial performance targets for the Annual Incentive Plan. In addition, the Company took the actions listed below, effective as of January 1, 2018.

- Increased the payout slopes and further adjusted our approach to setting financial performance targets for the Annual Incentive Plan. These changes are intended, among other things, to better align payout opportunities with those of the Company's executive compensation peer group by strengthening "rewards" for participants when plan targets are exceeded and consequences when they are not.

- Eliminated the Company's historical practice of granting prorated performance share awards to newly appointed or promoted members of the Company's senior management (which generally consists of approximately 100 of our top employees), and aligned the retirement vesting provisions of performance share awards for newly appointed executives with those provided to other executives who did not receive prorated grants.

Compensation Policies and Practices

Our compensation program is designed to provide appropriate performance incentives and avoid compensation practices that do not promote the interests of our stockholders.

<table>
<tr><td>

WE DO

✔ Maintain a strong alignment between corporate performance and our executive officers' compensation by having a majority of Total Direct Compensation consist of performance-based compensation.

✔ Conduct an annual assessment for the purpose of identifying and mitigating significant economic and reputational risks in the design of our incentive compensation programs.

✔ Have a comprehensive clawback policy.

✔ Use an independent compensation consultant retained by, and reporting directly to, the Committee.

✔ Limit the number and amount of executive perquisites.

✔ Prohibit our executive officers from hedging or pledging 3M common stock.

✔ Maintain robust stock ownership guidelines applicable to all of our executive officers.

✔ Conduct competitive benchmarking to align executive compensation with the market.

</td><td>

WE DO NOT

✗ Have employment, severance, or change in control agreements with any of our executive officers.

✗ Provide tax gross-ups on executive perquisites.

✗ Have agreements that would provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any of our executive officers upon a change in control.

✗ Provide dividends or dividend equivalents on unearned equity awards.

✗ Reprice stock options without the approval of 3M stockholders, except for "anti-dilution" adjustments (such as adjustments in connection with a stock split, spinoff, etc.)

</td></tr>
</table>

SECTION II: How We Determine Compensation

Principles of Our Executive Compensation Program

3M believes that the compensation of its executives should be closely tied to the performance of the Company, so that their interests are aligned with the interests of long-term 3M stockholders. Consistent with this philosophy, the following core principles provide a framework for the Company's executive compensation program:

- Total Direct Compensation should be competitive to attract the best talent to 3M, motivate executives to perform at their highest levels, reward individual contributions that improve the Company's ability to deliver outstanding performance, and retain those executives with the leadership abilities and skills necessary for building long-term stockholder value;

- The portion of Total Direct Compensation that is performance-based and is, therefore, at risk should increase with the level of an individual's responsibility;

- The program should balance incentives for delivering outstanding long-term, sustainable performance against the potential to encourage inappropriate risk-taking;

- The metrics and targets for earning performance-based incentives should be consistent with, and aligned to, increasing stockholder value over the long term; and

- A significant portion of each executive's personal net worth should be tied to the value of 3M common stock as further motivation to build long-term stockholder value and mitigate the risk of inappropriate risk-taking.

Roles and Responsibilities

The Company believes that a collaborative process best ensures that compensation decisions reflect the principles of our executive compensation program. Set forth below is a summary of the roles and responsibilities of the key participants that were involved in making decisions relating to the compensation that our Named Executive Officers earned in 2017.

RESPONSIBLE PARTY	PRIMARY ROLES AND RESPONSIBILITIES RELATING TO COMPENSATION DECISIONS
Compensation Committee *(Composed solely of independent, non-employee directors and reports to the Board)*	• Reviews the design of, and risks associated with, the Company's compensation policies and practices; • Approves the compensation of our Chief Executive Officer (including performance metrics and goals for performance-based long-term and short-term incentive compensation), subject to ratification by the independent members of the Board of Directors; • Approves annual performance goals and objectives for our Chief Executive Officer; • Acting through the Committee's Chairman, conducts an annual evaluation of our Chief Executive Officer's performance and reviews such evaluation with the independent members of the Board of Directors; • Approves the compensation of our other Named Executive Officers (including performance metrics and goals for performance-based long-term and short-term incentive compensation); and • Approves all changes to the composition of the executive peer group.
Independent Non-employee Members of the Board of Directors	• Considers the Committee's annual evaluation of our Chief Executive Officer's performance; and • Considers the Committee's recommendation regarding the compensation of our Chief Executive Officer and, if deemed appropriate, approves such compensation.
Independent Consultant to the Compensation Committee* *(Frederic W. Cook & Co., Inc.)*	• Provides the Committee with advice regarding the design of all elements of the Company's executive compensation program; • Reviews and provides an assessment of the material economic and reputational risks associated with the Company's incentive compensation programs; • Reviews and provides an independent assessment of materials provided to the Committee by management of the Company; • Provides advice and recommendations to the Committee regarding the composition of the compensation peer groups; • Provides expert knowledge of regulatory developments, marketplace trends and best practices relating to executive compensation and competitive pay levels; • Makes recommendations regarding the compensation of the Named Executive Officers (including our Chief Executive Officer); and • Regularly attends and actively participates in meetings of the Committee, including executive sessions.
Chief Executive Officer *(Assisted by our Senior Vice President, Human Resources and other Company employees)*	• Approves annual performance goals and objectives for the Named Executive Officers (other than himself); • Conducts an annual performance evaluation for each of the Named Executive Officers (other than himself) and presents the results to the Committee; and • Makes recommendations to the Committee with respect to the compensation of the Named Executive Officers (other than himself) based on the final assessment of their performance.

* During 2017, the Committee was assisted by its independent compensation consultant, George B. Paulin of Frederic W. Cook & Co., Inc. ("FW Cook"). Other than the support that it provided to the Committee, FW Cook provided no other services to the Company or 3M management, with the exception of independent advisory support to the Nominating and Governance Committee on the compensation of 3M's non-employee directors so that valuation methodologies and peer groups are consistent with those used for executives and other employees. During the year, the Committee conducted an evaluation of the independence of Mr. Paulin and his firm considering the relevant regulations of the Securities and Exchange Commission and the NYSE listing standards. The Committee concluded that the services performed by Mr. Paulin and his firm did not raise any noteworthy conflicts of interest.

Elements of Target 2017 Total Direct Compensation

The illustration below and the discussion that follows show how the target Total Direct Compensation of the Named Executive Officers was apportioned among base salary, annual incentives, performance share awards and stock options for 2017, and how these elements relate to the strategic business goals of the Company.



Note: Numbers do not add to 100 percent due to rounding.

Base Salary

Percentage of Target 2017 Total Direct Compensation:

    CEO – 10%
    Other NEOs – 18%

3M pays each of its executives a base salary in cash on a monthly basis. The amount of this base salary is reviewed at least annually and does not vary with the performance of the Company. Base salaries are designed to compensate the executives for their normal day-to-day responsibilities, and it is the only component of their compensation that is considered to be fixed rather than variable in nature.

Annual Incentive

Percentage of Target 2017 Total Direct Compensation:

    CEO – 15%
    Other NEOs – 17%

Performance Metrics and Weighting:

- 50% Local Currency Sales (of 3M or a business unit, as applicable) vs. Plan
- 20% Economic Profit (of 3M or a business unit, as applicable) vs. Plan
- 30% Economic Profit of 3M vs. Prior Year

3M provides its executives with annual incentive compensation through plans that are intended to align a significant portion of their Total Cash Compensation with the financial performance of the Company and its business units. Each executive is assigned a target amount of annual incentive compensation as part of his or her target Total Cash Compensation, but the amount of annual incentive compensation actually paid depends on the performance of 3M and its relevant business units as well as each executive's individual performance.

3M's AIP offers eligible employees an opportunity to earn short-term incentive compensation based on three performance metrics, which were weighted for 2017 as indicated above. All 2017 performance targets for our Corporate AIP plan were set at or above 2016 results.

The actual amount paid to an eligible employee for a particular year may range from 0 percent to 200 percent of the employee's target amount for that year, depending on the performance of the Company and its business units compared to the performance goals approved by the Compensation Committee. The amount of annual incentive compensation paid to an eligible employee also may be increased (up to 30 percent), reduced or eliminated entirely based on the employee's individual performance during that year. Individual performance takes into account both quantitative (financial results, for example) and qualitative (market and economic circumstances, for example) factors. In no event, however, may the total amount paid to an eligible employee exceed 200 percent of the employee's target amount for the year.

In determining the amount of annual incentive compensation paid to a Named Executive Officer, the Named Executive Officer's individual performance is considered based upon the annual performance evaluation that Mr. Thulin, assisted by 3M's Senior Vice President, Human Resources, and other Company employees, completed for each Named Executive Officer (other than himself) and the annual performance evaluation that the Compensation Committee (acting through its Chairman) completed for Mr. Thulin. These performance evaluations are done according to 3M's overall performance assessment and management processes, which involve setting annual financial and non-financial goals and objectives for each individual and then assessing the individual's overall performance against these goals and objectives at the end of the year. While the annual incentive compensation earned by eligible 3M employees generally is determined under the AIP, the annual incentive compensation earned during 2017 by the senior executives whose compensation is decided by the Committee (including all of the Named Executive Officers) was determined under the Executive Plan approved by 3M's stockholders at the 2007 Annual Meeting. A total of 18 senior executives participated in this Executive Plan during 2017. The Executive Plan, which is intended to provide compensation that is exempt from the $1 million annual deduction limit of Section 162(m) of the Internal Revenue Code and similar state laws, provides performance-based compensation for which the performance goal is the Company's Adjusted Net Income.

Assuming the Company meets the Adjusted Net Income goal, the Executive Plan provides the Committee with discretion to determine the amount of annual incentive compensation paid to 3M's Named Executive Officers and its other senior executives. The Executive Plan establishes a maximum amount of annual incentive compensation that may be earned by each covered executive for a year (a percentage of the Company's Adjusted Net Income for such year) and then the Committee utilizes this discretion to pay each covered executive less than this maximum amount based on such factors as it deems relevant. Since the Executive Plan was first adopted in 2007, the Committee has rarely used this discretion to pay a covered executive (other than our Chief Executive Officer) anything other than the same amount such executive would have received had he or she been participating in the broad-based AIP (including the individual performance multiplier).

Long-Term Incentives

Percentage of Target 2017 Total Direct Compensation:	Performance Metrics and Weighting:

CEO – 38% Stock Options
   38% Performance Shares
Other NEOs – 33% Stock Options
    33% Performance Shares
	- 20% Earnings per Share Growth
	- 40% Relative Organic Volume Growth
	- 20% Return on Invested Capital
	- 20% Free Cash Flow Conversion

3M provides long-term incentive compensation to its executives through an incentive plan approved by the Company's stockholders. This is a typical omnibus-type plan that authorizes the Committee to grant stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares, and other stock awards to employees of the Company and its subsidiaries. The Company provides its executives with this long-term incentive compensation based on 3M common stock in order to effectively motivate such executives to build long-term stockholder value.

In determining the initial target grant value of the stock options and performance shares provided to our Named Executive Officers, the Compensation Committee considers the individual performance of our Named Executive Officers using the performance evaluations described under "Annual Incentive" above.

Our Named Executive Officers also may receive special equity awards on an ad hoc basis as new hires or for recognition and retention, promotions, or other purposes.

Benefits and Perquisites

Our Named Executive Officers participate in the same health care, disability, life insurance, pension, and 401(k) benefit plans available to most of the Company's U.S. employees.

They are also eligible to receive certain additional benefits and perquisites that are provided for the convenience (financial planning assistance, for example), financial security (nonqualified deferred compensation plans and premiums for additional life insurance coverage, for example), or personal security (travel on corporate aircraft and home security equipment/monitoring, for example) of the executives.

Subject to a few exceptions (travel on corporate aircraft, for example), 3M generally provides these additional benefits and perquisites to all of our executives on a consistent basis, although the type of additional life

insurance coverage provided varies based on the date the executive was first appointed to an executive position. Individuals first appointed to an executive position on or before August 31, 2003, receive additional life insurance coverage that is provided through a whole life insurance policy or a universal life insurance policy. Individuals first appointed on or after September 1, 2003, receive group term life insurance coverage.

These additional benefits are described in the All Other Compensation Table. No tax gross-ups are provided on any of these additional benefits and perquisites. The entire program applied to approximately 100 members of senior management during 2017, including all of the Named Executive Officers.

Competitive Pay

We compete for executive talent in a global market. In order to ensure that we are providing Total Direct Compensation that is competitive, the Committee annually conducts a rigorous benchmarking process with the help of its independent compensation consultant, FW Cook. During this process, the Committee considers available pay data for two peer groups: an executive peer group and a survey peer group.

Executive Peer Group

For 2017, the executive peer group consisted of the companies identified below (which remained the same as in the previous year, except for the replacement of Tyco

International with Johnson Controls International plc discussed below), as recommended by the Committee's independent compensation consultant and approved by the Committee. The companies in this executive peer group were selected because (1) their performance was monitored regularly by the same market analysts who monitor the performance of 3M (investment peers), and/or (2) they met criteria based on similarity of their business and pay models, market capitalization (based on an eight-quarter rolling average), and annual revenues.

(Dollars in millions)

LATEST FOUR QUARTERS REVENUES		TRAILING EIGHT-QUARTER AVERAGE MARKET CAPITALIZATION	
General Electric Company	$121,252	Johnson & Johnson	$342,131
Johnson & Johnson	$76,450	General Electric Company	$226,465
The Procter & Gamble Company	$65,732	The Procter & Gamble Company	$225,827
DowDuPont Inc.	$62,484	DowDuPont Inc.	$164,035
United Technologies Corporation	$59,837	**3M Company**	**$120,563**
Caterpillar Inc.	$45,462	Medtronic plc	$111,503
Honeywell International, Inc.	$40,534	Honeywell International, Inc.	$99,970
3M Company	**$31,657**	United Technologies Corporation	$93,908
Johnson Controls International plc	$30,521	Caterpillar Inc.	$65,994
Deere & Company	$30,419	Danaher Corporation	$60,971
Medtronic plc	$29,725	Illinois Tool Works Inc.	$47,682
Eaton Corporation plc	$20,404	Kimberly-Clark Corporation	$43,915
Danaher Corporation	$18,330	Emerson Electric Co.	$38,930
Kimberly-Clark Corporation	$18,259	Johnson Controls International plc	$38,469
Emerson Electric Co.	$15,864	Deere & Company	$37,747
Illinois Tool Works Inc.	$14,314	Eaton Corporation plc	$32,513
TE Connectivity Ltd.	$13,530	TE Connectivity Ltd.	$27,672
Corning Incorporated	$10,116	Corning Incorporated	$25,238
75th Percentile	**$59,837**	75th Percentile	**$111,503**
Mean	**$39,602**	Mean	**$98,998**
Median	**$30,419**	Median	**$60,971**
25th Percentile	**$18,259**	25th Percentile	**$38,469**
3M Percentile Rank	**57%**	**3M Percentile Rank**	**76%**

All data shown was obtained from Standard & Poor's Capital IQ. Revenues are stated in millions for the latest available four quarters as of February 28, 2018. Market Capitalizations are stated in millions as of February 28, 2018. Market capitalization for DowDuPont represents a three-quarter average and for Johnson Controls represents a seven-quarter average due to lack of market financial data over the complete eight-quarter period. No information is shown for Dow Chemical Company or E. I. du Pont de Nemours and Company, each of which ceased trading after August 31, 2017, and combined to form DowDuPont Inc.

The Committee periodically reviews the composition of the executive peer group to determine whether any changes are appropriate. Following the completion of Tyco International's combination with Johnson Controls and its related restructuring, the Committee replaced Tyco International with Johnson Controls International plc in January 2017, as recommended by the Committee's independent compensation consultant.

The Company receives pay data and information on the executive compensation practices at the companies in 3M's executive peer group from Aon Hewitt and FW Cook.

Survey Peer Group

For 2017, there were approximately 170 comparator companies in the survey peer group. Although the number and identity of the companies varies from year to year and from survey to survey, each of the companies included in the survey peer group had annual revenue exceeding $10 billion. All of the companies in the survey peer group also participate in one or more executive compensation surveys obtained from three consulting firms (Aon Hewitt, FW Cook, and Willis Towers Watson). Pay data for the survey peer group is statistically regressed to recognize the different sizes of the comparator companies (based on annual revenues) as compared to the size of 3M. The Committee does not review the identity of the companies in the survey peer group.

How the Committee Uses Competitive Pay Data

The Committee considers the pay data from the Peer Groups as a reference point when establishing the target Total Cash Compensation and the initial target value of long-term incentive compensation to be provided to our executives in any given year. For each executive, the Committee generally tries to set such amounts at or near the median for the corresponding items of compensation provided to similarly situated executives in the executive peer group. In situations where the Committee believes that there is insufficient market data for one or more positions, the Committee starts with the median amount for a similar position and adjusts that amount up or down (generally not more than 15 percent) to arrive at a number that it uses as the "median" for that position. The final target amounts established by the Committee for each executive may vary (generally between 80 and 120 percent of the relevant median) based on individual circumstances. When setting the target amounts for any individual executive, the Committee may consider the breadth and complexity of the executive's duties and responsibilities, the scores assigned to the executive for his or her leadership behaviors (e.g., customer focus, strategic mindset, operational leadership), the financial and operational performance of the business activities for which the executive is responsible, experience and time in their current position, internal pay equity, individual performance, and such other factors as the Committee determines to be appropriate. The pay data for the survey peer group is used by the Committee to assess the reasonableness of the benchmarking results for each executive position benchmarked, helping to ensure that the Company's compensation objectives are being met.

The Committee also uses information on the executive compensation practices at companies in the executive peer group when considering design changes to the Company's executive compensation program. Overall, the Company believes that use of this information from the Peer Groups enables the Committee to create better alignment between executive pay and performance and to help ensure that 3M can attract and retain high-performing executive leaders.

Tally Sheets

The Committee periodically reviews a report comparing the amounts of compensation actually received by the Company's Named Executive Officers to the amounts reported in its annual proxy statement and summarizing the compensation that would be owed to such individuals in the event of the termination of their employment under various circumstances. Reviewing this report helps the Committee better understand the Company's potential obligations to the Named Executive Officers following the termination of their employment. It also helps the Committee better assess the risk of any of the Named Executive Officers leaving the Company prematurely because the Company is not providing sufficient retention incentives.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), disallows a tax deduction to public companies for compensation paid in excess of $1 million to "covered employees" (generally, a company's chief executive officer and its three other highest paid executive officers other than its chief financial officer). Prior to enactment of the U.S. Tax Reform Legislation, there was an exception to this $1 million limitation for performance-based compensation if certain requirements set forth in Section 162(m) and the applicable regulations were met. The Committee has historically designed its compensation programs based on its belief that a substantial portion of the compensation payable to NEOs should be based on the achievement of

performance-based targets or otherwise be designed with the intent that such compensation qualifies as deductible performance-based compensation under Section 162(m). As a result, annual incentive compensation and certain equity-based compensation arrangements granted to our covered employees were intended to qualify as performance-based compensation under Section 162(m).

Effective for taxable years beginning after December 31, 2017, the U.S. Tax Reform Legislation amended Section 162(m) to eliminate the exception for performance-based compensation and expand the definition of "covered employee" to include a company's chief financial officer and certain individuals who were covered employees in years other than the then-current taxable year. Although some transition relief may apply with respect to compensation paid pursuant to certain contracts in effect as of November 2, 2017, ambiguities in the U.S. Tax Reform Legislation prevent the Committee from being able to definitively ascertain what compensation payable to the covered employees in excess of $1 million, if any, will be deductible in future years. Interpretations of and changes in applicable tax laws and

regulations as well as other factors beyond the control of the Committee can affect deductibility of compensation, and there can be no assurance that compensation paid to our executive officers who are considered covered employees for purposes of Section 162(m) will be deductible.

The Committee will continue to consider tax implications (including the potential lack of deductibility under Section 162(m)) when making compensation decisions, but reserves the right to make compensation decisions based on other factors if the Committee believes it is in the best interests of the Company and its stockholders to do so. The Committee also reserves the right to make changes or amendments to existing compensation programs, including changes or amendments that are intended to modify or eliminate aspects of such arrangements that were intended to take advantage of the former exception to Section 162(m) for performance-based compensation but that the Committee no longer believes are in the best interests of the Company and its stockholders.

Meaning of Certain Terms

Except as otherwise noted, capitalized terms used in this Compensation Discussion and Analysis have the meaning specified below.

ADJUSTED NET INCOME	means the net income of 3M as reported in its Consolidated Statement of Income, as adjusted to exclude special items.
AIP	means the broad-based Annual Incentive Plan by which the Company provides annual incentive compensation to approximately 33,000 eligible employees.
COMMITTEE	means the Compensation Committee of the Board of Directors of 3M Company.
ECONOMIC PROFIT	means the adjusted net income of 3M (net income including non-controlling interest plus after-tax interest expense, as reported in its Consolidated Statement of Income) or a business unit operating income, plus interest income and minus income taxes, adjusted to exclude special items and the impact of acquisitions or divestitures in the year each acquisition or divestiture is completed (unless such acquisition or divestiture is included in the operating plan for the business unit), less a charge (10 percent in 2017) for the capital used to generate such operating income. The Economic Profit of 3M is calculated using total Company average invested capital (equity plus debt, as reported in its Consolidated Balance Sheet), while the Economic Profit of a business unit is calculated using only accounts receivable and inventories of such business unit as capital.
EPS GROWTH	means the percentage increase or decrease in 3M's diluted earnings per share attributable to 3M common stockholders (as reported in its Consolidated Statement of Income) for a year as compared to the previous year, as adjusted to exclude special items.
EXECUTIVE PLAN	means the Executive Annual Incentive Plan by which the Company provides annual incentive compensation to the Named Executive Officers as well as certain other executives.
FREE CASH FLOW CONVERSION	means the sum of 3M's operating cash flows minus capital expenditures, divided by net income.
GAAP	means generally accepted accounting principles in the United States.
LOCAL CURRENCY SALES	means the net sales of 3M (as reported in its Consolidated Statement of Income) or a business unit, in local currency, adjusted to exclude the impact of acquisitions or divestitures in the year each acquisition or divestiture is completed (unless such acquisition or divestiture is included in the operating plan for the business unit).

ORGANIC LOCAL CURRENCY SALES GROWTH	means the percentage amount by which the percentage increase or decrease in 3M's net sales (as reported in its Consolidated Statement of Income) for a year as compared to the previous year, adjusted to exclude the sales attributable to acquisitions or divestitures for the 12 months following the date each acquisition or divestiture is completed, and to exclude currency effects.
PEER GROUPS	means both 3M's executive peer group and the survey peer group, each as described in the "Competitive Pay" section of this Compensation Discussion and Analysis.
RELATIVE ORGANIC VOLUME GROWTH	means the percentage amount by which the percentage increase or decrease in 3M's net sales (as reported in its Consolidated Statement of Income) for a year as compared to the previous year, adjusted to exclude the sales attributable to acquisitions or divestitures for the 12 months following the date each acquisition or divestiture is completed, and to exclude price and currency effects, exceeds Worldwide real sales growth as reflected in the Worldwide Industrial Production Index, as published by Global Insight.
RETURN ON INVESTED CAPITAL	means the operating income of 3M (as reported in its Consolidated Statement of Income), plus interest income and minus income taxes, adjusted to exclude special items and the impact of acquisitions in the year each acquisition is completed, divided by the average invested capital (equity plus debt, as reported in its Consolidated Balance Sheet).
TOTAL CASH COMPENSATION	means the total of an individual's base salary and annual incentive compensation.
TOTAL DIRECT COMPENSATION	means the total of an individual's Total Cash Compensation plus the compensation value of their annual long-term incentive compensation awards (which is based on their grant date fair value as measured under accounting standards).

SECTION III: How We Paid Our Named Executive Officers in 2017

2017 Base Salary and Target Total Cash Compensation

The Committee considers changes in the base salaries and target Total Cash Compensation of the Named Executive Officers at least annually. As part of its normal process to progress senior executives to a level of compensation that is commensurate with their responsibilities, the Committee also periodically considers adjustments to the base salaries and target Total Cash Compensation of senior executives whose rate of pay is set below the market median. All adjustments are made only after considering the most recent compensation data available to the Committee for executives with similar responsibilities at companies in the Peer Groups, each individual's place in the salary range for his or her position, and the individual's job performance.

In February 2017, the Committee approved (and in the case of Mr. Thulin, the independent members of the Board of Directors ratified) the increases in the base salaries and target Total Cash Compensation shown below for the Named Executive Officers following completion of their annual performance evaluations. Mr. Gangestad's increase was based on a combination of strong operational performance and market adjustment to bring his target Total Cash Compensation closer to the median provided to executives serving in similar positions at companies in the executive peer group.

NAME	PREVIOUS BASE SALARY	NEW BASE SALARY EFFECTIVE 4/1/17	% INCREASE	PREVIOUS TARGET TOTAL CASH COMPENSATION	NEW TARGET TOTAL CASH COMPENSATION EFFECTIVE 4/1/17	% INCREASE
Inge G. Thulin	$1,491,180	$1,538,400	3%	$3,877,224	$4,000,000	3%
Nicholas C. Gangestad	$713,925	$799,495	12%	$1,427,850	$1,598,990	12%
Frank R. Little	$670,328	$697,409	4%	$1,240,200	$1,290,304	4%
Michael F. Roman	$771,435	$786,864	2%	$1,427,262	$1,455,807	2%
Hak Cheol Shin	$794,557	$810,448	2%	$1,470,040	$1,499,441	2%

As a result of these increases, the target Total Cash Compensation of these Named Executive Officers ranged from 98 percent to 114 percent of the median value of the corresponding compensation provided to executives with similar responsibilities at companies in the executive peer group.

In June 2017, the Committee approved the increases in the base salary and target Total Cash Compensation shown below in connection with Mr. Roman's appointment to Chief Operating Officer and Executive Vice President and Mr. Shin's appointment to Vice Chair and Executive Vice President. The increases were intended to better align the target Total Cash Compensation of each executive with the breadth of the responsibilities that accompany their new roles.

NAME	PREVIOUS BASE SALARY	NEW BASE SALARY EFFECTIVE 7/1/17	% INCREASE	PREVIOUS TARGET TOTAL CASH COMPENSATION	NEW TARGET TOTAL CASH COMPENSATION EFFECTIVE 7/1/17	% INCREASE
Michael F. Roman	$786,864	$900,000	14%	$1,455,807	$2,000,000	37%
Hak Cheol Shin	$810,448	$875,000	8%	$1,499,441	$1,750,000	17%

As a result of these increases, each of the executives' target Total Cash Compensation was at or near the median value of the corresponding compensation provided to executives with similar responsibilities at companies in the executive peer group.

2017 Annual Incentive

During 2017, the Committee provided the Named Executive Officers with the opportunity to earn short-term incentive compensation under the Executive Plan. Each Named Executive Officer's target annual incentive for the year was equal to the difference between his or her target Total Cash Compensation and annual base salary. Each of the Named Executive Officers was assigned to an appropriate business unit (the entire Company, in some cases) established under the AIP for the purpose of measuring business performance during 2017 and converting that performance into a payout determined in accordance with the terms of the AIP. While none of the Named Executive Officers are covered by the AIP, the Committee rarely uses its discretion under the Executive Plan to pay the covered executives (other than our Chief Executive Officer) anything other than the same amount such executive would have received had he or she been participating in the AIP (including the individual performance multiplier).

The amounts payable under the AIP for 2017 were based on the following performance results for the Company and, as applicable, the respective business units to which the Named Executive Officers were assigned for all or part of the year:

(DOLLAR AMOUNTS IN MILLIONS) BUSINESS UNIT	LOCAL CURRENCY SALES (50%)			ECONOMIC PROFIT (20%)			TOTAL 3M ECONOMIC PROFIT VS. PRIOR YEAR (30%)			WEIGHTED AVERAGE PAYOUT % BASED ON PAYOUT CURVE
	PLAN	ACTUAL	ACTUAL VS. PLAN	PLAN	ACTUAL	ACTUAL VS. PLAN	PRIOR YEAR	ACTUAL	ACTUAL VS. PRIOR YEAR	
Total Company	30,342	31,611	104%	3,060	3,323	109%	2,897	3,323	115%	130%
Industrial Business Group	10,456	10,855	104%	1,476	1,360	92%	2,897	3,323	115%	114%
Safety and Graphics Business Group	5,940	6,227	105%	959	1,365	142%	2,897	3,323	115%	141%
International Operations	18,023	19,183	106%	2,770	2,949	106%	2,897	3,323	115%	133%

Since the Company satisfied the Executive Plan's performance objective by earning Adjusted Net Income of $5.6 billion for 2017, the plan authorized the Committee to approve payments of annual incentive compensation to each Named Executive Officer equal to a maximum of one-quarter of one percent of such Adjusted Net Income ($14 million), subject to the Committee's negative discretion to pay each covered executive any amount less than this maximum based on such factors as it deems relevant, including the goals set forth under the AIP. At its meeting in February 2018 and consistent with its past practice, the Committee approved (and with respect to Mr. Thulin, the independent members of the Board of Directors ratified) a payment to each executive equal to the amount such executive would have received had he been participating in the broad-based AIP (including the individual performance multiplier).

NAME	TARGET 2017 ANNUAL INCENTIVE*	ACTUAL 2017 ANNUAL INCENTIVE	PAYOUT AS A % OF TARGET
Inge G. Thulin	$2,442,711	$4,121,830	169%
Nicholas C. Gangestad	$778,102	$1,110,975	143%
Frank R. Little	$587,139	$1,077,371	184%
Michael F. Roman	$881,193	$1,090,797	124%
Hak Cheol Shin	$778,619	$1,121,844	144%

* These amounts are prorated to reflect the increases in Total Cash Compensation described above that resulted in corresponding increases in each individual's target annual incentive compensation.

Long-Term Incentives — 2017 Annual Grants

After considering the most recent long-term incentive compensation data available from companies in the Peer Groups and after taking into account its evaluation of their individual performance during 2016, the Committee approved (and in the case of Mr. Thulin, the independent members of the Board of Directors ratified) the following target compensation values for the Named Executive Officers' 2017 long-term incentive compensation awards. For ease of comparison, the following table also shows the target compensation values of the Named Executive Officers' 2016 long-term incentive compensation awards.

NAME	TARGET GRANT VALUE OF 2016 ANNUAL AWARDS	TARGET GRANT VALUE OF 2017 ANNUAL AWARDS
Inge G. Thulin	$11,000,000	$12,000,000
Nicholas C. Gangestad	$3,123,680	$3,677,700
Frank R. Little	$2,050,290	$2,913,400
Michael F. Roman	$2,163,150	$2,455,580
Hak Cheol Shin	$2,106,720	$2,393,150

Consistent with market practices at companies in the Peer Groups, during 2017, the Committee chose to deliver one-half of the initial estimated value of the annual long-term incentive compensation awards provided to 3M's Named Executive Officers in the form of stock options and the remaining one-half in the form of performance shares.

2017 Stock Options

Stock options granted to the Named Executive Officers in 2017 as part of their long-term incentive compensation have the following features:

- an exercise price equal to the closing price of a share of 3M common stock on the NYSE for the date of grant;
- a ratable three-year vesting schedule; and
- a maximum term of 10 years.

2017 Performance Share Awards

Performance shares awarded in 2017 will result in the issuance of actual shares of 3M common stock to 3M's Named Executive Officers if the Company achieves certain financial goals over the years 2017, 2018, and 2019. The number of shares of 3M common stock that will be issued for each 2017 performance share is linked to the Company's performance as measured by the criteria of Earnings Per Share Growth (20 percent weighting), Relative Organic Volume Growth (40 percent weighting), Return on Invested Capital (20 percent weighting), and Free Cash Flow Conversion (20 percent weighting). These performance criteria were selected because they are aligned with 3M's operating plan and the financial objectives communicated to stockholders and the Committee believes that they are important

drivers of long-term stockholder value. Attainment of these four independent performance criteria is measured separately for each calendar year during the three-year measurement period, with each year weighted as follows: 2017 — 50 percent; 2018 — 30 percent; and 2019 — 20 percent. However, the formulas by which the Company's performance is measured do not change over the three-year performance period.

The actual number of shares of 3M common stock that will be delivered at the end of the three-year performance period ending on December 31, 2019, may be anywhere from 0 percent to 200 percent of the target number of performance shares awarded, depending on the performance of the Company during the performance period. However, an executive may forfeit all or a portion of such shares if he or she does not remain employed by the Company throughout the three-year performance period.

For awards tied to the achievement of performance goals over the years 2017, 2018, and 2019, the Committee approved the following formulas for determining the number of shares of 3M common stock to be delivered for each performance share awarded, with the total number of shares actually delivered being the sum of the number of shares earned as a result of the Company's achievement of each of the four financial goals. In the event that the Company's performance as measured by any of these performance criteria falls between any of the percentages listed below, the number of shares of 3M common stock earned will be determined by linear interpolation.

EPS GROWTH	% OF PERFORMANCE SHARES	RELATIVE ORGANIC VOLUME GROWTH	% OF PERFORMANCE SHARES	RETURN ON INVESTED CAPITAL	% OF PERFORMANCE SHARES	FCF CONVERSION	% OF PERFORMANCE SHARES	TOTAL % OF PERFORMANCE SHARES
below 4.0%	0%	below -1.0%	0%	below 18.0%	0%	below 95.0%	0%	0%
4.0%	4%	-1.0%	8%	18.0%	4%	95.0%	4%	20%
8.0%	20%	0.5%	40%	20.0%	20%	100.0%	20%	100%
12.0% or higher	40%	2.0% or higher	80%	23.0% or higher	40%	105.0% or higher	40%	200%

The above formulas are not a prediction of how 3M will perform during the years 2017 through 2019 or any other period in the future. The sole purpose of these formulas, which were approved by the Committee in February 2017, is to establish a method for determining the number of shares of 3M common stock to be delivered for the performance share awards described above. 3M is not providing any guidance, nor updating any prior guidance, of its future performance with the disclosure of these formulas, and you are cautioned not to rely on these formulas as a prediction of 3M's future performance.

Long-Term Incentives — All Outstanding Performance Share Awards

The Company's annual award cycle and three-year performance periods result in an overlap of awards. For example, the performance goals for 2017 performance share awards relate to the years 2017, 2018, and 2019. Similarly, the performance goals for 2016 performance share awards relate to the years 2016, 2017, and 2018, and so on, as shown below. Performance against the goals established for each award are measured separately for each calendar year during the measurement period, with each year weighted as shown below in parenthesis. The Committee believes this structure reduces motivation to maximize performance in any one period by providing the highest level rewards only by building sustainable long-term results.

AWARD	2015	2016	2017	2018	2019
2015 PSA	Year 1 (50%)	Year 2 (30%)	Year 3 (20%)		
2016 PSA		Year 1 (50%)	Year 2 (30%)	Year 3 (20%)	
2017 PSA			Year 1 (50%)	Year 2 (30%)	Year 3 (20%)

Status of Outstanding Performance Share Awards

The Committee periodically reviews the Company's performance against the goals established for each performance share award throughout the duration of its applicable measurement period. The table below summarizes the status of the different performance share awards held by the Named Executive Officers as of December 31, 2017.

AWARD AND MEASUREMENT PERIOD	PERFORMANCE MEASURES AND WEIGHTING	PERFORMANCE LEVELS			% OF SHARES ACCRUED PER PERFORMANCE SHARE AT SPECIFIED PERFORMANCE LEVELS			ACTUAL PERFORMANCE LEVEL ACHIEVED*	SHARES ACCRUED PER PERFORMANCE SHARE BASED ON ACTUAL PERFORMANCE**
		THRESHOLD	TARGET	MAXIMUM	THRESHOLD	TARGET	MAXIMUM		
2017 PSA	Earnings per Share Growth	4.0%	8.0%	12.0%	4%	20%	40%	12.4% (2017)	0.200 (2017)
2017-2019 Measurement Period	Relative Organic Volume Growth	-1.0%	0.5%	2.0%	8%	40%	80%	2.0% (2017)	0.400 (2017)
	Return on Invested Capital	18.0%	20.0%	23.0%	4%	20%	40%	25.2% (2017)	0.200 (2017)
	Free Cash Flow Conversion	95.0%	100.0%	105.0%	4%	20%	40%	97.3% (2017)	0.057 (2017)
							2017 PSA Total (as of December 31, 2017)		*0.857 shares*
2016 PSA	Earnings per Share Growth	7.0%	9.0%	12.0%	4%	20%	40%	12.4% (2017)	0.120 (2017)
								7.7% (2016)	0.048 (2016)
2016-2018 Measurement Period	Relative Organic Volume Growth	-1.0%	0.5%	2.0%	8%	40%	80%	2.0% (2017)	0.240 (2017)
								-2.1% (2016)	0.000 (2016)
	Return on Invested Capital	18.0%	20.0%	23.0%	4%	20%	40%	25.2% (2017)	0.120 (2017)
								22.6% (2016)	0.187 (2016)
	Free Cash Flow Conversion	95.0%	100.0%	105.0%	4%	20%	40%	97.3% (2017)	0.034 (2017)
								103.8% (2016)	0.176 (2016)
							2016 PSA Total (as of December 31, 2017)		*0.925 shares*
2015 PSA	Earnings per Share Growth	7.0%	9.0%	12.0%	4%	20%	40%	12.4% (2017)	0.080 (2017)
								7.7% (2016)	0.029 (2016)
								1.2% (2015)	0.000 (2015)
2015-2017 Measurement Period	Relative Organic Volume Growth	-1.0%	0.5%	2.0%	8%	40%	80%	2.0% (2017)	0.160 (2017)
								-2.1% (2016)	0.000 (2016)
								-0.9% (2015)	0.051 (2015)
	Return on Invested Capital	18.0%	20.0%	23.0%	4%	20%	40%	25.2% (2017)	0.080 (2017)
								22.6% (2016)	0.112 (2016)
								25.0% (2015)	0.200 (2015)
	Free Cash Flow Conversion	95.0%	100.0%	105.0%	4%	20%	40%	97.3% (2017)	0.022 (2017)
								103.8% (2016)	0.106 (2016)
								102.6% (2015)	0.152 (2015)
							2015 PSA Total (as of December 31, 2017)		*0.992 shares*

* The reported level of performance achieved for Relative Organic Volume Growth has been determined, in part, using Worldwide IPI for each relevant period, as reported by Global Insights on January 15, 2018. The final performance level achieved may vary based on changes in reported Worldwide IPI for the relevant period.

** The number of shares of 3M common stock accrued with respect to each performance share subject to a performance share award is determined based on the Company's performance against the specified goals established for each performance measure. In the event that the Company's performance for any given performance measure falls between any two performance levels, the number of shares of 3M common stock accrued is determined by linear interpolation.

Performance Share Accruals Based on 2017 Performance

The table below shows the number of shares of 3M common stock that were accrued for the outstanding performance share awards held by each Named Executive Officer based on the Company's performance during 2017.

NAME	PERFORMANCE SHARE AWARD	PERFORMANCE SHARES AWARDED	SHARES ACCRUED PER PERFORMANCE SHARE BASED ON 2017 PERFORMANCE	TOTAL SHARES ACCRUED BASED ON 2017 PERFORMANCE*	MARKET VALUE OF SHARES ACCRUED BASED ON 2017 PERFORMANCE**
Inge G. Thulin	2017 PSA	31,603	0.857	27,083	$6,374,505
	2016 PSA	34,464	0.514	17,721	$4,171,003
	2015 PSA	34,507	0.343	11,830	$2,784,434
				Total	$13,329,942
Nicholas C. Gangestad	2017 PSA	9,686	0.857	8,301	$1,953,783
	2016 PSA	9,788	0.514	5,032	$1,184,453
	2015 PSA	9,255	0.343	3,174	$747,142
				Total	$3,885,378
Frank R. Little	2017 PSA	7,673	0.857	6,575	$1,547,535
	2016 PSA	6,424	0.514	3,303	$777,398
	2015 PSA	5,834	0.343	2,000	$470,796
				Total	$2,795,730
Michael F. Roman	2017 PSA	6,467	0.857	5,541	$1,304,270
	2016 PSA	6,778	0.514	3,485	$820,161
	2015 PSA	5,994	0.343	2,055	$483,706
				Total	$2,608,137
Hak Cheol Shin	2017 PSA	6,303	0.857	5,401	$1,271,190
	2016 PSA	6,601	0.514	3,394	$798,780
	2015 PSA	5,994	0.343	2,055	$483,706
				Total	$2,553,675

The amounts in this column reflect the number of shares accrued based on, among other things, Worldwide IPI for the 2017 calendar year, as reported by Global Insights on January 15, 2018. The final number of shares accrued may vary in the event of changes in Worldwide IPI reported by Global Insights. Due to rounding, the numbers shown in this column may not equal the result obtained by multiplying the Performance Shares Awarded by the Shares Accrued Per Performance Share Based on 2017 Performance.

** *Represents the closing price of a share of 3M common stock on the NYSE for December 29, 2017 ($235.37), multiplied by the actual number of shares accrued (before rounding) based on the Company's 2017 performance.*

Although shares of 3M common stock are accrued annually for each outstanding performance share award, an executive may forfeit all or a portion of the shares otherwise issuable pursuant to his or her award if he or she does not remain employed by the Company throughout the entire three-year performance period.

Special Retention Grants

Given the size and complexity of 3M's operations and the inherent risks and challenges associated with replacing top performers, the Committee believes that retaining key leaders who possess deep knowledge of the business is essential to the organization's future success. After consulting with its independent compensation consultant and considering the strong performance of Mr. Gangestad and Mr. Little, as well as their existing compensation packages and other incentives, the Committee approved a special restricted stock unit award for Mr. Gangestad and Mr. Little with a target grant value of $1,500,000 and $1,200,000, respectively. Each of the restricted stock unit awards will vest in two equal annual installments on each of December 1, 2020, and December 1, 2022, provided that Mr. Gangestad and Mr. Little remain in employment with 3M through each such date.

For additional information concerning the manner in which the compensation of the Named Executive Officers is determined and the role of the Compensation Committee and its advisors, see Section II of this Compensation Discussion and Analysis beginning on page 42.

Stock Ownership Guidelines

The Company maintains robust stock ownership guidelines that apply to all Section 16 officers of the Company and are designed to increase an executive's equity stake in 3M and more closely align his or her financial interests with those of 3M's stockholders. The following table shows the stock ownership guideline for each Named Executive Officer and their compliance status as of December 31, 2017:

NAME	MULTIPLE OF MEASUREMENT DATE BASE SALARY REQUIRED	COMPLIANCE STATUS AS OF DECEMBER 31, 2017*
Inge G. Thulin	6x	In compliance
Nicholas C. Gangestad	3x	In compliance
Frank R. Little	3x	In compliance
Michael F. Roman	3x	In compliance
Hak Cheol Shin	3x	In compliance

Percentage of Named Executive Officers in compliance with the Company's stock ownership guidelines as of December 31, 2017:

100%

* In accordance with the terms of the stock ownership guidelines, the number of shares required to be beneficially owned by each Named Executive Officer in order to maintain compliance was most recently recalculated as of December 31, 2016, using the closing price of a share of 3M common stock on the NYSE for December 30, 2016. Although each of the Named Executive Officers has until December 31, 2019, to acquire beneficial ownership of any additional shares required as a result of the recalculation, each individual beneficially owned a sufficient number of shares on December 31, 2017, to comply with the new ownership levels required.

The stock ownership guidelines provide that the number of shares required to be beneficially owned by each covered executive will be calculated using such executive's annual base salary at the time of his or her initial appointment to a Section 16 position and again at the time of a position change from one multiple level to another multiple level, and the fair market value of 3M common stock at that time. The guidelines also provide that the number of shares required to be beneficially owned by each executive will be recalculated every three years using his or her annual base salary and the fair market value of 3M common stock at the recalculation date. Pursuant to the terms of the guidelines, the next periodic recalculation date is scheduled to occur on December 31, 2019.

Each covered executive is expected to attain beneficial ownership of the number of shares of 3M stock determined by the guidelines within five years of his or her initial appointment to a position covered by the guidelines or a position change from one multiple level to another multiple level. The guidelines also provide that each covered executive whose required level of ownership increases as a result of a periodic recalculation will have three years from the recalculation date (or the balance of the five-year period since the date of their initial appointment or latest position change, if longer)

to acquire beneficial ownership of any additional shares required as a result of the recalculation. However, if a covered executive is not making adequate progress to meet the required level of ownership within the applicable time period, the guidelines provide that he or she will be required to hold and not sell a sufficient number of the after-tax 3M shares received upon the next payout of performance shares to be on track to satisfy the required ownership level.

For purposes of these guidelines, shares owned directly by a covered executive or by members of the covered executive's immediate family, shares owned indirectly through a covered executive's account in the Company's 401(k) plan or another deferred compensation plan, outstanding shares of restricted stock owned by a covered executive, and shares represented by outstanding restricted stock units granted to a covered executive are all considered to be beneficially owned by the covered executive and are counted in determining attainment of the required beneficial ownership level.

For more information concerning the 3M stock ownership of the Named Executive Officers, see the section entitled "Security Ownership of Management" beginning on page 75 of this Proxy Statement.

EXECUTIVE COMPENSATION

Prohibition of Hedging and Pledging

The Company's stock trading policies prohibit the Company's executive officers from (1) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's common stock, including prepaid variable forward contracts, equity swaps, collars, and exchange funds; (2) engaging in short sales related to the Company's common stock; (3) placing standing orders; (4) maintaining margin accounts; and (5) pledging 3M securities as collateral for a loan. All transactions in 3M securities by directors and executive officers must be pre-cleared with the Company's Deputy General Counsel.

Policy on Reimbursement of Incentive Payments ("Clawback")

The Company's Board of Directors has adopted a policy requiring the reimbursement of excess incentive compensation payments made to an executive in the event that 3M is required to make a material restatement of its financial statements. This policy applies to all senior executives of the Company, including all of the Named Executive Officers. This policy does not require any misconduct on the part of the covered executive whose excess incentive compensation payment is being reimbursed. As long as the Company is required to make a material restatement of its financial statements that causes an incentive compensation payout to be higher than it should have been, the Company may seek to recover the overpayment from all affected executives irrespective of whether their conduct contributed to the need for the restatement. The Company established this policy prior to the passage of the Dodd-Frank Act, which establishes new requirements for such policies. Upon issuance by the Securities and Exchange Commission of final implementing regulations for the Dodd-Frank Act's requirements, the Company will make any changes to its existing policy as may be required to comply with those regulations.

Assessment of Risk Related to Compensation Programs

Following completion of a recent compensation risk assessment, the Company concluded that none of its compensation policies and practices is reasonably likely to have a material adverse effect on the Company. In connection with this assessment, the Company completed an inventory of its executive and non-executive compensation programs globally, with particular emphasis on incentive compensation plans or programs. The scope of the fiscal 2017 risk assessment generally was consistent with that of past years, except that we continued to respond to external market events by giving heightened attention to plan design, and whether the design, oversight, and controls in place have potential to create not only financial risk, but reputational risk as well. Based on this assessment, the Company evaluated the primary components of its compensation plans and practices to identify whether those components, either alone or in combination, properly balanced compensation opportunities and risk.

The Company believes that our overall cash versus equity pay mix, balance of shorter-term versus longer-term performance focus, balance of revenue versus profit focused performance measures, stock ownership guidelines, and "clawback" policy all work together to provide our employees and executives with incentives to deliver outstanding performance to build long-term stockholder value, while taking only necessary and prudent risks. In this regard, the Company's strong ethics and its corporate compliance systems, which are overseen by the Audit Committee, further mitigate against excessive or inappropriate risk taking. In addition, our employee sales plans are designed under global guidelines, where oversight of plan terms, administration, and operation is stronger and governance roles are segregated.

The Compensation Committee, with assistance from its independent compensation consultant, George B. Paulin of FW Cook, reviewed a risk assessment that Mr. Paulin conducted for the Committee on the Company's executive compensation policies and practices. Based on its consideration of these assessments, the Committee concurred with the Company's determination that none of its compensation policies and practices is reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

In accordance with the Securities and Exchange Commission's disclosure requirements for executive compensation, the Compensation Committee of the Board of Directors of 3M Company (the "Committee") has reviewed and discussed with 3M Management the Compensation Discussion and Analysis. Based on this review and these discussions with 3M Management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2018 Proxy Statement of 3M Company and 3M Company's Annual Report on Form 10-K for the year ended December 31, 2017.

Submitted by the Compensation Committee

Michael L. Eskew, Chair
Vance D. Coffman
Herbert L. Henkel
Muhtar Kent
Edward M. Liddy
Patricia A. Woertz

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are named in the section titled "Compensation Committee" on page 28 of this Proxy Statement. No members of the Compensation Committee were officers or employees of 3M or any of its subsidiaries during the year, were formerly 3M officers, or had any relationship otherwise requiring disclosure.

Executive Compensation Tables

2017 Summary Compensation Table

The following table shows the compensation earned or received during 2017, 2016, and 2015 by each of 3M's Named Executive Officers (as determined pursuant to the Securities and Exchange Commission's disclosure requirements for executive compensation in Item 402 of Regulation S-K).

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS ($)(1)	OPTION AWARDS ($)(2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(3)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)(4)	ALL OTHER COMPENSATION ($)(5)	TOTAL ($)
Inge G. Thulin Chairman of the Board, President and Chief Executive Officer	2017	1,526,595	6,000,146	6,002,785	4,121,830	2,175,108	667,821	20,494,285
	2016	1,483,929	5,500,110	5,502,854	2,303,678	1,319,993	560,110	16,670,674
	2015	1,448,153	5,500,071	5,497,855	2,330,134	3,941,164	723,685	19,441,062
Nicholas C. Gangestad Senior Vice President and Chief Financial Officer	2017	778,103	3,339,178	1,839,705	1,110,975	2,110,908	58,396	9,237,265
	2016	681,551	1,562,067	1,562,767	667,599	1,303,839	55,958	5,833,781
	2015	601,743	1,475,154	1,474,443	571,980	939,858	61,885	5,125,063
Frank R. Little(6) Executive Vice President, Safety and Graphics Business Group	2017	690,639	2,657,000	1,457,385	1,077,371	851,463	108,866	6,842,724
Michael F. Roman(6) Chief Operating Officer and Executive Vice President	2017	839,575	1,227,825	1,228,374	1,090,797	2,347,859	59,800	6,794,230
	2016	747,022	1,081,701	1,082,225	602,433	1,444,650	56,774	5,014,805
Hak Cheol Shin Vice Chair and Executive Vice President	2017	838,751	1,196,688	1,197,153	1,121,844	1,907,479	146,484	6,408,399
	2016	790,201	1,053,454	1,053,983	605,262	1,295,944	57,215	4,856,059
	2015	773,322	955,384	955,109	591,975	1,050,239	163,996	4,490,025

(1) The amounts in the Stock Awards column reflect the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures. Assumptions made in the calculation of these amounts are included in Note 16 to the Company's audited financial statements for the fiscal year ended December 31, 2017, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 8, 2018. The amounts included in this column for the performance share awards made during 2017 are calculated based on the probable satisfaction of the performance conditions for such awards. If the highest level of performance is achieved for the 2017 performance share awards, the maximum value of these awards at the grant date would be as follows: Mr. Thulin — $12,000,291; Mr. Gangestad — $3,667,968; Mr. Little — $2,913,592; Mr. Roman — $2,455,649; and Mr. Shin — $2,393,375.

(2) The amounts in the Option Awards column reflect the aggregate grant date fair value of such awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures. Assumptions made in the calculation of these amounts are included in Note 16 to the Company's audited financial statements for the fiscal year ended December 31, 2017, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 8, 2018.

(3) The amounts in the Non-Equity Incentive Plan Compensation column reflect the annual incentive compensation earned by each individual under the Company's Executive Annual Incentive Plan.

(4) The amounts in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflect the actuarial increase in the present value of each individual's pension benefits under all defined benefit pension plans of the Company, determined using the same interest rate and mortality assumptions as those used for financial statement reporting purposes. See Note 12 to the Company's audited financial statements for the fiscal year ended December 31, 2017, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 8, 2018. There were no above-market earnings on deferred compensation under the Company's nonqualified deferred compensation programs.

(5) See the All Other Compensation table below for details of the amounts reported for 2017.

(6) No amounts are reported for Mr. Little for the years 2015 and 2016, or for Mr. Roman for the year 2015, since they first became named executive officers after those years.

2017 All Other Compensation Table

NAME	401(K) COMPANY CONTRIBUTIONS ($)(1)	VIP EXCESS COMPANY CONTRIBUTIONS ($)(2)	EXECUTIVE LIFE INSURANCE ($)(3)	FINANCIAL PLANNING ($)(4)	PERSONAL AIRCRAFT USE ($)(5)	SECURITY SYSTEMS/ SERVICES ($)(6)	PERSONAL AUTO USE ($)(7)	OTHER ($)(8)	TOTAL ($)
Inge G. Thulin	5,304	80,877	286,115	13,500	258,926	682	22,417	0	667,821
Nicholas C. Gangestad	5,423	27,105	13,868	12,000	0	0	0	0	58,396
Frank R. Little	7,448	30,625	57,293	13,500	0	0	0	0	108,866
Michael F. Roman	5,207	27,238	15,178	12,000	0	0	0	177	59,800
Hak Cheol Shin	5,120	27,370	100,494	13,500	0	0	0	0	146,484

(1) The amounts shown reflect 3M matching and additional automatic contributions under the tax-qualified 3M Voluntary Investment Plan and Employee Stock Ownership Plan. All eligible employees under this plan may receive 3M matching contributions on their pre-tax or Roth 401(k) contributions to the plan on up to five percent of their eligible pay. Eligible employees hired on or after January 1, 2009, also receive additional automatic 3M retirement income contributions equal to three percent of their eligible pay.

(2) The amounts shown reflect 3M matching contributions under the VIP Excess Plan, a nonqualified defined contribution plan. Eligibility for this plan and its matching contributions is limited to employees whose compensation exceeds a limit established by Federal income tax laws for tax-qualified defined contribution plans. The plan permits eligible employees to save additional amounts from their current cash compensation beyond the contribution limits established by Federal tax laws, and to receive Company matching contributions similar to the matching contributions provided under the tax-qualified 3M Voluntary Investment Plan and Employee Stock Ownership Plan.

(3) The amounts shown reflect the amount of premiums paid by the Company on behalf of each individual with respect to their respective universal life or term life insurance policies obtained for them under the Executive Life Insurance Plan.

(4) These amounts reflect fees for personal financial planning and tax return preparation services paid by the Company on behalf of each individual.

(5) This amount reflects the aggregate incremental cost to the Company for Mr. Thulin's personal use of corporate aircraft during 2017. This aggregate incremental cost was calculated by combining the variable operating costs of such travel, including the cost of fuel, landing fees, parking fees, trip preparation fees, en route communication charges, en route navigation charges, on-board catering, and crew travel expenses. The Compensation Committee requires Mr. Thulin to use the corporate aircraft for all business and personal travel.

(6) This amount reflects the expenses incurred by 3M from January 1, 2017, through March 31, 2017, for home security equipment and monitoring services at Mr. Thulin's personal residence. Mr. Thulin declined such services for the remainder of the year.

(7) This amount reflects the aggregate incremental cost to the Company for Mr. Thulin's personal use of a Company-provided automobile and local ground transportation. These costs include lease payments for the vehicle, fuel, insurance premiums, repairs, and maintenance.

(8) This amount reflects the aggregate incremental cost to the Company for meals provided to Mr. Roman's spouse while accompanying the executive on a business trip at the Company's request.

Grants of Plan-Based Awards

The following table reflects the various equity and non-equity plan awards granted to the Named Executive Officers during 2017. With the exception of the annual incentive compensation earned by such Named Executive Officers under the Executive Annual Incentive Plan, all of the awards referred to in this table were granted under the 2016 Long-Term Incentive Plan.

2017 Grants of Plan-Based Awards Table

NAME	TYPE OF GRANT(1)	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS(2)		ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS(3)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)(4)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)(5)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)(6)
			TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Inge G. Thulin	17PS	03/01/2017			6,321	31,603	63,206				6,000,146
	Option	02/07/2017							255,329	175.76	6,002,785
	AIP	n/a	2,442,711	14,052,500							
Nicholas C. Gangestad	17PS	03/01/2017			1,937	9,686	19,372				1,838,984
	Option	02/07/2017							78,252	175.76	1,839,705
	AIP	n/a	778,102	14,052,500							
	RSU	12/01/2017						6,221(7)			1,500,194
Frank R. Little	17PS	03/01/2017			1,535	7,673	15,346				1,456,796
	Option	02/07/2017							61,990	175.76	1,457,385
	AIP	n/a	587,139	14,052,500							
	RSU	12/01/2017						4,977(7)			1,200,204
Michael F. Roman	17PS	03/01/2017			1,293	6,467	12,934				1,227,825
	Option	02/07/2017							52,249	175.76	1,228,374
	AIP	n/a	881,193	14,052,500							
Hak Cheol Shin	17PS	03/01/2017			1,261	6,303	12,606				1,196,688
	Option	02/07/2017							50,921	175.76	1,197,153
	AIP	n/a	778,619	14,052,500							

(1) Abbreviations for the Type of Grant: 17PS = 2017 performance shares; Option = stock options; RSU = restricted stock unit; AIP = annual incentive pay.

(2) The amounts shown as the Estimated Future Payouts Under Non-Equity Incentive Plan Awards reflect the target and maximum amounts that may be earned by each individual during 2017 under the Executive Annual Incentive Plan. This plan establishes a maximum amount of annual incentive compensation that may be earned by each covered executive during a plan year (established for purposes of complying with Section 162(m) of the Internal Revenue Code), which for each of the Named Executive Officers was one-quarter of one percent of the Company's Adjusted Net Income for 2017, and then permits the Compensation Committee to pay each covered executive less than this maximum amount based on such factors as it deems relevant. Since the Executive Annual Incentive Plan was first adopted in 2007, the Compensation Committee has rarely used this discretion to pay a covered executive (other than our Chief Executive Officer) anything other than the same amount such executive would have received had he or she been participating in the Company's broad-based Annual Incentive Plan. (For additional information, see "Annual Incentive" beginning on page 44 of this Proxy Statement).

(3) The amounts shown as the Estimated Future Payouts Under Equity Incentive Plan Awards with respect to 2017 performance shares reflect the threshold, target, and maximum number of shares of 3M common stock that may be earned by each individual as a result of the 2017 performance shares granted to each individual during 2017 under the 2016 Long-Term Incentive Plan. The actual number of shares of 3M common stock to be delivered as a result of these performance shares will be determined by the performance of the Company during the three-year performance period of 2017, 2018, and 2019, as measured against four performance criteria selected by the Compensation Committee (Relative Organic Volume Growth, Return on Invested Capital, Earnings Per Share Growth and Free Cash Flow Conversion). For more information on these performance criteria and the formulas for determining the number of shares of 3M common stock payable as a result of these performance shares, please refer to the "Long-Term Incentives — 2017 Annual Grants" beginning on page 51 of this Proxy Statement.

(4) The amounts shown as the All Other Option Awards reflect the number of shares of 3M common stock subject to nonqualified stock options granted to each individual during 2017 under the 2016 Long-Term Incentive Plan. The options granted on February 7, 2017, were part of the Company's annual grant of stock options to the approximately 6,000 employees participating in the plan, and they vest in installments of one-third on each of the first three anniversaries of the grant date.

(5) The exercise price for all stock options granted under the Company's 2016 Long-Term Incentive Plan is set at the closing price at which 3M common stock traded on the NYSE on the option grant date.

(6) The amounts in the Grant Date Fair Value of Stock and Option Awards column were determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation, excluding the effect of estimated forfeitures, and, in the case of performance share awards, are based upon the probable outcome of the applicable performance conditions at the time of grant. Assumptions made in the calculation of these amounts are included in Note 16 to the Company's audited financial statements for the fiscal year ended December 31, 2017, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 8, 2018.

(7) The amount shown reflects the number of shares subject to a restricted stock unit award that may be earned by the holder. The restricted stock unit award will vest in two equal annual installments on each of December 1, 2020, and December 1, 2022, provided that the holder remains in employment with 3M through such date. For more information on these awards, see "Special Retention Grants" on page 54 of this Proxy Statement.

2017 Outstanding Equity Awards at Fiscal Year-End Table

NAME	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)(1)
Inge G. Thulin							68,928(7)	16,223,583
							63,206(8)	14,876,796
	59,584	0	54.11	02/08/2019				
	50,166	0	78.72	02/07/2020				
	43,560	0	89.47	02/08/2021				
	204,804	0	87.89	02/07/2022				
	204,950	0	101.49	02/03/2023				
	206,168	0	126.72	02/02/2024				
	152,909	76,455(2)	165.94	02/03/2025				
	81,705	163,411(3)	147.87	02/02/2026				
	—	255,329(4)	175.76	02/06/2027				
Nicholas C. Gangestad							19,576(7)	4,607,603
							19,372(8)	4,559,588
	3,362	0	78.72	02/07/2020				
	3,092	0	89.47	02/08/2021				
	6,219	0	87.89	02/07/2022				
	6,505	0	101.49	02/03/2023				
	9,592	0	126.72	02/02/2024				
	41,007	20,505(2)	165.94	02/03/2025				
	23,203	46,408(3)	147.87	02/02/2026				
		78,252(4)	175.76	02/06/2027				
					6,221(5)	1,464,237		
Frank R. Little							12,848(7)	3,024,034
							15,346(8)	3,611,988
	2,146	0	89.47	02/08/2021				
	8,332	0	87.89	02/07/2022				
	9,795	0	101.49	02/03/2023				
	30,690	0	126.72	02/02/2024				
	25,853	12,927(2)	165.94	02/03/2025				
	15,229	30,460(3)	147.87	02/02/2026				
	—	61,990(4)	175.76	02/06/2027				
					4,977(5)	1,171,436		

NAME	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)(1)
Michael F. Roman							13,556(7)	3,190,676
							12,934(8)	3,044,276
	6,604	0	77.18	05/13/2018				
	4,944	0	54.11	02/08/2019				
	8,906	0	78.72	02/07/2020				
	10,067	0	89.47	02/08/2021				
	9,747	0	87.89	02/07/2022				
	10,610	0	101.49	02/03/2023				
	25,867	0	126.72	02/02/2024				
	26,563	13,283(2)	165.94	02/03/2025				
	16,068	32,138(3)	147.87	02/02/2026				
	—	52,249(4)	175.76	02/06/2027				
					12,646(6)	2,976,489		
Hak Cheol Shin							13,202(7)	3,107,355
							12,606(8)	2,967,074
	58,772	0	54.11	02/08/2019				
	57,587	0	78.72	02/07/2020				
	49,595	0	89.47	02/08/2021				
	46,314	0	87.89	02/07/2022				
	38,450	0	101.49	02/03/2023				
	32,428	0	126.72	02/02/2024				
	26,563	13,283(2)	165.94	02/03/2025				
	15,649	31,299(3)	147.87	02/02/2026				
	—	50,921(4)	175.76	02/06/2027				
					12,646(6)	2,976,489		

FOOTNOTES TO 2017 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

(1) The market value of performance shares or RSUs that have not vested was determined by multiplying the closing price of a share of 3M common stock on the NYSE for December 29, 2017 ($235.37), by the number of performance shares or RSUs shown, respectively.

(2) These stock options vested in full on February 3, 2018.

(3) These stock options vested or will vest in installments of one-half on February 2, 2018, and February 2, 2019.

(4) These stock options vested or will vest in installments of one-third on each of February 6, 2018, February 6, 2019, and February 6, 2020.

(5) These restricted stock units will vest in installments of one-half on December 1, 2020, and December 1, 2022, provided that the holder remains in employment with 3M through such date.

(6) These restricted stock units will vest in full on December 1, 2019, provided that the holder remains in employment with 3M through such date.

(7) The shares of 3M common stock to be delivered as a result of the Company's performance over the three-year performance period ending December 31, 2018, will not vest until December 31, 2018. Under the terms of the awards, these shares of 3M common stock will be delivered no later than March 15, 2019, unless deferred by the executive. In accordance with the Securities and Exchange Commission's regulations, the number of shares and payout value for these performance shares reflect the maximum payout under the formula for this grant since the Company's performance during the first two years of the three-year performance period exceeded the target levels for this grant.

(8) The shares of 3M common stock to be delivered as a result of the Company's performance over the three-year performance period ending December 31, 2019, will not vest until December 31, 2019. Under the terms of the 2016 Long-Term Incentive Plan and the applicable award agreement, these shares of 3M common stock will be delivered no later than March 15, 2020, unless deferred by the executive. In accordance with the Securities and Exchange Commission's regulations, the number of shares and payout value for these performance shares reflect the maximum payout under the formula for this grant since the Company's performance during the first year of the three-year performance period exceeded the target levels for this grant.

2017 Option Exercises and Stock Vested Table

| | OPTION EXERCISES AND STOCK VESTED | | | |
| | OPTION AWARDS | | STOCK AWARDS | |
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)(1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)(2)
Inge G. Thulin	50,792(3)	5,092,761	34,218(6)	8,053,817
Nicholas C. Gangestad	6,892(4)	1,020,352	9,178(7)	2,160,263
Frank R. Little	—	—	9,518(8)	2,124,495
Michael F. Roman	—	—	5,944(9)	1,398,999
Hak Cheol Shin	47,528(5)	4,737,330	5,944(10)	1,398,999

FOOTNOTES TO 2017 OPTION EXERCISES AND STOCK VESTED TABLE

(1) The amounts shown as Value Realized on Exercise were determined by multiplying the number of shares acquired on exercise by the difference between the closing price of a share of 3M common stock on the NYSE for the exercise date and the per share exercise price of the options.

(2) The amounts shown as Value Realized on Vesting were determined by multiplying the number of shares acquired on vesting by the closing price of a share of 3M common stock on the NYSE for the vesting date.

(3) The stock options exercised by Mr. Thulin were granted on May 13, 2008, and had an exercise price of $77.18 per share.

(4) The stock options exercised by Mr. Gangestad were granted on May 13, 2008, and February 9, 2009, and had exercise prices between $54.11 and $77.18 per share.

(5) The stock options exercised by Mr. Shin were granted on May 13, 2008, and had an exercise price of $77.18 per share.

(6) Reflects the number of shares earned by Mr. Thulin upon the vesting of performance shares granted to him under the 2008 Long-Term Incentive Plan. All 34,218 of these shares were attributable to his 2015 performance shares for which the three-year performance period was completed on December 31, 2017. Mr. Thulin previously elected to defer receipt of all of these shares until following his termination of employment.

(7) Reflects the number of shares earned by Mr. Gangestad upon the vesting of performance shares granted to him under the 2008 Long-Term Incentive Plan. All 9,178 of these shares were attributable to his 2015 performance shares for which the three-year performance period was completed on December 31, 2017. Mr. Gangestad previously elected to defer receipt of 25 percent of these shares until following his termination of employment.

(8) These shares were acquired by Mr. Little upon the vesting of restricted stock units and performance shares granted to him under the 2008 Long-Term Incentive Plan. Of this total number of shares, 3,733 were attributable to restricted stock units granted on June 1, 2012, and 5,785 were attributable to his 2015 performance shares for which the three-year performance period was completed on December 31, 2017.

(9) Reflects the number of shares earned by Mr. Roman upon the vesting of performance shares granted to him under the 2008 Long-Term Incentive Plan. All 5,944 of these shares were attributable to his 2015 performance shares for which the three-year performance period was completed on December 31, 2017. Mr. Roman previously elected to defer receipt of all of these shares until following his termination of employment.

(10) Reflects the number of shares earned by Mr. Shin upon the vesting of performance shares granted to him under the 2008 Long-Term Incentive Plan. All 5,944 of these shares were attributable to his 2015 performance shares for which the three-year performance period was completed on December 31, 2017.

Pension Benefits

The following table shows the present value of the accumulated benefits payable to each of the Named Executive Officers, as well as the number of years of service credited to each individual, under each of the Company's defined benefit pension plans determined using the same interest rate and mortality assumptions as those used for financial statement reporting purposes. See Note 12 to the Company's audited financial statements for the fiscal year ended December 31, 2017, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 8, 2018.

2017 Pension Benefits Table

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFITS ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Inge G. Thulin	Employee Retirement Income Plan	38	2,040,129*	0
	Nonqualified Pension Plan	38	26,357,843	0
Nicholas C. Gangestad	Employee Retirement Income Plan	32	1,338,956	0
	Nonqualified Pension Plan	32	4,862,886	0
Frank R. Little	Employee Retirement Income Plan	15	758,811	0
	Nonqualified Pension Plan	15	2,317,812	0
Michael F. Roman	Employee Retirement Income Plan	29	1,486,146	0
	Nonqualified Pension Plan	29	5,972,015	0
Hak Cheol Shin	Employee Retirement Income Plan	33	1,836,599	0
	Nonqualified Pension Plan	33	9,829,655	0

A portion of Mr. Thulin's benefits will actually be paid by a pension plan maintained by the Company's subsidiary in Sweden (based on the years he was employed in Sweden before transferring to the United States), and the amount paid by this plan in Sweden will reduce the amount paid by the Employee Retirement Income Plan.

The Employee Retirement Income Plan ("ERIP") is a tax-qualified defined benefit pension plan maintained by 3M for its eligible employees in the United States. Effective January 1, 2001, the Company amended the ERIP to include a pension equity formula for (1) employees hired or rehired on or after January 1, 2001, and (2) employees who voluntarily elected the pension equity formula during the one-time choice election period in 2001. The ERIP was closed to new participants effective January 1, 2009, meaning that employees hired or rehired on or after January 1, 2009, do not participate in the plan. Of the Named Executive Officers, Mr. Thulin, Mr. Gangestad, Mr. Roman, and Mr. Shin participate under the non-pension equity formula of the ERIP (the Portfolio I Plan), while Mr. Little participates under the pension equity formula of the ERIP (the Portfolio II Plan). Retirement benefits under the ERIP are based on an employee's years of service and average annual earnings during the employee's four highest-paid consecutive years of service. As applied to the Named Executive Officers, earnings for purposes of the ERIP include base salary and target annual incentive compensation. All benefits earned under the ERIP by the Named Executive Officers will be payable in the form of life annuities, unless an individual elects at the time their employment ends to receive the entire amount of his or her earned pension benefits in the form of a single lump-sum cash payment.

Under the Portfolio I Plan, employees earn annual benefits payable at retirement generally equal to 1.15 percent of their high-four average annual earnings multiplied by their years of service plus 0.35 percent of their high-four average annual earnings in excess of a Social Security breakpoint multiplied by their years of service (up to a maximum of 35 years). The Social Security breakpoint is an average of the Social Security taxable wage bases for each of the 35 years ending with the year each employee qualifies for receiving unreduced Social Security retirement benefits. Under the Portfolio I Plan, an employee may retire with an unreduced pension at age 60 (61 or 62 for employees born after 1942 and 1959, respectively). If the employee's age and service at the time of retirement total at least 90 (91 or 92 for employees born after 1942 and 1959, respectively) the employee also would receive a Social Security bridge payment until age 62. Mr. Thulin is eligible to retire with unreduced early retirement benefits. As of March 13, 2018, each of Mr. Roman and Mr. Shin is eligible to retire with reduced early retirement benefits, with the reduction being equal to 5 percent of the pension otherwise payable for each year that he retires prior to age 61.

Under the Portfolio II Plan, employees earn pension credits (from 3 percent to 12 percent) for each year of employment based on their age and accumulated years of service under the plan. Once their employment ends, these accumulated pension credits are multiplied by their high-four average annual earnings and added to an amount determined by multiplying one-half of these accumulated pension credits by their high-four average annual earnings in excess of a Social Security integration level (70 percent of the Social Security taxable wage base in the year employment ends). The sum of these two amounts is then converted into an annuity payable over the lifetime of the employee using fixed conversion factors. The Portfolio II Plan does not provide any subsidies for early retirement.

As a tax-qualified plan, the ERIP is subject to a variety of limits that apply to both the amount of any employee's earnings that may be considered when determining the benefits earned under the plan as well as the maximum amount of benefits that any employee may earn. The Nonqualified Pension Plan is designed to provide additional benefits to employees, including the Named Executive Officers, affected by these limits. The amount

of benefits earned under this Nonqualified Pension Plan generally equals the amount of benefits an employee was not able to earn under the ERIP as a result of the limits imposed by Federal tax laws. The benefits earned under this Nonqualified Pension Plan are generally paid in the form of a single lump-sum cash payment following the termination of their employment (subject to any applicable delay under Federal tax laws). Current employees were given a one-time opportunity during 2008 to elect to receive their benefits earned under this Nonqualified Pension Plan in the form of a life annuity following their retirement, and Mr. Shin elected to receive his benefits in the form of a life annuity.

Nonqualified Deferred Compensation

The following table reflects the participation during 2017 by the Named Executive Officers in three nonqualified deferred compensation plans offered by the Company. The Deferred Compensation Excess Plan allows eligible employees to defer for a number of years or until retirement from the Company the receipt of a portion of their base salary and annual incentive compensation. The Performance Awards Deferred Compensation Plan allows eligible employees to defer for a number of years or until retirement from the Company the payout of their performance share or performance unit awards under the 2008 Long-Term Incentive Plan and 2016 Long-Term Incentive Plan. The VIP Excess Plan allows eligible employees to defer until retirement from the Company the receipt of a portion of their base salary and annual incentive compensation. All three plans generally allow the eligible employees to elect to receive payment of their account balances in the form of either a single lump sum payment or in up to ten annual installments. With the exception of deferrals of performance shares under the Performance Awards Deferred Compensation Plan, earnings are credited to the amounts deferred under all three plans based on the returns paid on the investment funds available to participants in 3M's qualified 401(k) plan or a fixed rate of return based on corporate bond yields (as selected by each participant). Earnings are credited to the deferrals of performance shares under the Performance Awards Deferred Compensation Plan based on the return on shares of 3M common stock, including reinvested dividends.

2017 Nonqualified Deferred Compensation Table

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)(1)	REGISTRANT CONTRIBUTIONS IN LAST FY ($)(2)	AGGREGATE EARNINGS IN LAST FY ($)(3)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE ($)(4)
Inge G. Thulin					
VIP Excess Plan	365,027	80,877	97,107	0	2,576,248
Deferred Compensation Excess Plan	1,727,758	0	142,994	0	4,030,876
Performance Awards Deferred Compensation Plan	8,013,633	0	8,643,433	0	32,903,599
Nicholas C. Gangestad					
VIP Excess Plan	126,570	27,105	72,545	0	541,297
Deferred Compensation Excess Plan	0	0	0	0	0
Performance Awards Deferred Compensation Plan	0	0	717,472	0	2,772,347
Frank R. Little					
VIP Excess Plan	108,911	30,625	66,396	0	1,101,859
Deferred Compensation Excess Plan	578,012	0	69,714	0	1,935,241
Performance Awards Deferred Compensation Plan	0	0	26,854	0	658,359
Michael F. Roman					
VIP Excess Plan	126,201	27,238	22,209	0	625,477
Deferred Compensation Excess Plan	0	0	8,821	0	216,254
Performance Awards Deferred Compensation Plan	1,142,316	0	423,486	0	1,565,802
Hak Cheol Shin					
VIP Excess Plan	126,401	27,370	190,606	0	1,915,804
Deferred Compensation Excess Plan	0	0	0	0	0
Performance Awards Deferred Compensation Plan	0	0	0	0	0

FOOTNOTES TO 2017 NONQUALIFIED DEFERRED COMPENSATION TABLE

(1) With the exception of the amounts contributed by Mr. Thulin and Mr. Roman from the payout of their performance share awards for the 2014-2016 performance period and by Mr. Little from the payout of his annual incentive earned during 2016, all amounts contributed by these individuals during 2017 have been included in the Summary Compensation Table as Salary, Stock Awards, or Non-Equity Incentive Plan Compensation earned in 2015, 2016, or 2017. The Summary Compensation Table does not reflect any portion of the contributions from the payout of Mr. Thulin's and Mr. Roman's performance share awards for the 2014-2016 performance period because those awards were granted in 2014.

(2) All amounts contributed by the Company on behalf of these individuals during 2017 are included in the "All Other Compensation" column of the Summary Compensation Table.

(3) None of these amounts are included in the Summary Compensation Table as compensation earned in 2017, since none of the Company's nonqualified deferred compensation plans provide above-market or preferential earnings.

(4) Includes the following amounts that were reported as compensation in the Summary Compensation Table for prior years: Mr. Thulin — $16,175,883; Mr. Gangestad — $508,185; Mr. Little — $0; Mr. Roman — $398,994; and Mr. Shin — $669,347.

Potential Payments Upon Termination or Change in Control

As reflected in the Compensation Discussion and Analysis portion of this Proxy Statement, 3M has no employment agreements with any of the Named Executive Officers nor does it have any severance or change in control plans or arrangements that would provide severance benefits to any of the Named Executive Officers in the event of the termination of their employment or a change in control of the Company. We also do not have any agreements that would provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any of our Named Executive Officers in the event of a change in control of the Company. However, certain of the Company's executive compensation and benefit plans provide all participants (including the Named Executive Officers) with certain rights or the right to receive payments in the event of the termination of their employment or upon a change in control of the Company. The terms applicable to these potential rights or payments in various situations are described below. Payments or benefits under other plans and arrangements that are generally provided on a non-discriminatory basis to all similarly situated employees of the Company upon the termination of their employment are not described, including (a) accrued base salary; (b) annual incentive earned with respect to completed performance periods; (c) retiree welfare benefits provided to substantially all of the Company's U.S. employees, including retiree medical benefits; (d) distribution of vested account balances under the Company's qualified 401(k) plan; (e) accrued pension benefits under the Company's defined benefit pension plans payable following an employee's retirement or other termination of employment (the amounts of these benefits earned by the Named Executive Officers are reported in the 2017 Pension Benefits Table); (f) life insurance benefits generally available to all salaried employees; and (g) distribution of account balances under the Company's nonqualified deferred compensation plans (the account balances of the Named Executive Officers are reported in the 2017 Nonqualified Deferred Compensation Table).

Rights and Payments Upon Retirement

Following retirement (as described below), the Named Executive Officers are entitled to receive:

- continued vesting of stock options previously granted under the Company's stock plans, and the opportunity to exercise vested stock options previously granted under such plans during the remainder of the original term (up to 10 years) of such options;

- for those Named Executive Officers initially appointed to a 3M executive position before January 1, 2006, or after December 31, 2017, payment for all previously granted performance shares upon completion of the respective three-year performance period (prorated to reflect the portion of the year worked only with respect to the performance shares granted in the year of retirement) and based on actual performance; and

- for those Named Executive Officers initially appointed to a 3M executive position on or after January 1, 2006, and on or before December 31, 2017, payment for all previously granted performance shares upon completion of the respective three-year performance period (prorated to reflect the portion of the three-year performance period that occurred prior to the date of the Named Executive Officer's retirement) and based on actual performance.

For this purpose, the term "Retirement" means a termination of employment with the Company after attaining age 55 with at least 10 years of service (age 55 with at least five years of service for awards granted before January 1, 2016).

Rights and Payments Upon Termination Due to Disability

In the event of the termination of their employment due to disability, the Named Executive Officers are entitled to receive:

- continued vesting of stock options previously granted under the Company's stock plans, and the opportunity to exercise vested stock options previously granted under such plans during the remainder of the original term (up to 10 years) of such options;

- immediate vesting of all restricted stock units previously granted under the Company's stock plans; and

- payment for all previously granted performance shares upon completion of the respective three-year performance period, based on actual performance.

Rights and Payments Upon Termination Due to Death

In the event of the termination of their employment due to death, the Named Executive Officers are entitled to receive:

- immediate vesting of all unvested stock options and restricted stock units previously granted under the Company's stock plans, and the opportunity for the Named Executive Officer's estate or beneficiaries to exercise all vested stock options during the two-year period following the date of death (but not beyond the original expiration date of any such stock option);

- payment to the Named Executive Officer's estate or beneficiaries, no later than March 15 of the year following the year in which the Named Executive Officer died, for all previously granted performance shares (in the same amount as paid for the performance shares granted to other Named Executive Officers if the date of death occurs after the end of the three-year performance period for such shares, and at the lesser of the target value or such other amount as determined by the Committee in its discretion if the date of death occurs before the end of the three-year performance period for such shares); and
- payment to the Named Executive Officer's beneficiaries of the proceeds from the life insurance policies provided for such Named Executive Officer pursuant to the Company's Executive Life Insurance Plan.

Rights and Payments Upon Termination for Any Other Reason

In the event of the termination of their employment for any reason other than retirement, death, or disability (and other than in connection with a change in control, as described further below):

- the Named Executive Officers will have the opportunity to exercise vested stock options granted under the Company's stock plans within the first 90 days following the termination date (but not beyond the original expiration date of any such stock option), at which time any remaining vested stock options are forfeited; and
- all unvested stock options, restricted stock units, and performance shares granted to the Named Executive Officers are forfeited immediately.

Rights and Payments Upon a Qualifying Termination in Connection with a Change in Control

If the Company terminates a Named Executive Officer's employment for reasons other than Misconduct (or for awards granted prior to May 10, 2016, reasons other than Cause) or if a Named Executive Officer resigns for Good Reason, in any such case within 18 months following a "change in control event" of the Company (as defined for purposes of Section 409A of the Internal Revenue Code), all of the Named Executive Officer's outstanding unvested stock options and restricted stock units granted under the Company's stock plans will be immediately vested and all of such Named Executive Officer's outstanding performance shares will be prorated and settled in accordance with the terms of the plan.

For purposes of our outstanding long-term incentive awards, the terms "Misconduct", "Cause", and "Good Reason" mean the following:

"Misconduct" means (i) the Named Executive Officer's willful failure to substantially perform his or her duties (other than a failure resulting from his or her disability); (ii) the Named Executive Officer's willful failure to carry out, or comply with any lawful and reasonable directive of the Board or his or her immediate supervisor; (iii) the occurrence of any act or omission by the Named Executive Officer that could reasonably be expected to result in (or has resulted in) his or her conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (iv) the Named Executive Officer's commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its subsidiaries or affiliates or any of their officers, directors, employees, customers, suppliers, insurers or agents; (v) the Named Executive Officer's material breach of any material provision of any written agreement with the Company or any subsidiary; or (vi) any other intentional misconduct by the Named Executive Officer that significantly affects the business or affairs of the Company or any subsidiary in an adverse manner.

"Cause" means a material violation of any policy of the Company, or embezzlement or theft of property belonging to the Company.

"Good Reason" means (i) a material diminution in the Named Executive Officer's position, authority, duties, or responsibilities as in effect immediately prior to the change in control; (ii) a material diminution in the Named Executive Officer's base salary or annual planned cash compensation; or (iii) a material change in the geographic location at which the Named Executive Officer is required to perform services for the Company.

The amounts payable to or on behalf of each of the Named Executive Officers in each of the above situations (other than amounts relating to payments or benefits generally provided on a non-discriminatory basis to all similarly situated employees) is reflected in the following table, assuming that each individual's employment had terminated and/or a change in control of the Company had occurred on December 31, 2017. As of December 31, 2017, Mr. Thulin, Mr. Little, Mr. Roman, and Mr. Shin were eligible to retire (as that term is defined for purposes of 3M's stock plans).

2017 Potential Payments Upon Termination or Change in Control Table

NAME	TERMINATION OF EMPLOYMENT DUE TO...	OUTSTANDING PERFORMANCE SHARE AWARDS ($)(1)	UNVESTED RSUS ($)(2)	UNVESTED OPTIONS ($)(3)	LIFE INSURANCE PROCEEDS ($)(4)	TOTAL ($)
Inge G. Thulin	Retirement	0	0	0	0	0
	Death	15,550,190	0	34,826,895	10,391,214	60,768,299
	Disability	0	0	0	0	0
	Other reason	0	0	0	0	0
	Qualifying Termination in Connection with a Change in Control	10,966,368	0	34,826,895	0	45,793,263
Nicholas C. Gangestad	Retirement	0	0	0	0	0
	Death	4,583,595	1,464,237	10,148,964	3,000,000	19,196,796
	Disability	0	1,464,237	0	0	1,464,237
	Other reason	0	0	0	0	0
	Qualifying Termination in Connection with a Change in Control	3,210,070	1,464,237	10,148,964	0	14,823,271
Frank R. Little	Retirement	0	0	0	0	0
	Death	3,318,011	1,171,436	7,257,996	2,184,334	13,931,777
	Disability	0	1,171,436	0	0	1,171,436
	Other reason	0	0	0	0	0
	Qualifying Termination in Connection with a Change in Control	2,283,775	1,171,436	7,257,996	0	10,713,207
Michael F. Roman	Retirement	0	0	0	0	0
	Death	3,117,476	2,976,489	6,848,877	3,000,000	15,942,842
	Disability	0	2,976,489	0	0	2,976,489
	Other reason	0	0	0	0	0
	Qualifying Termination in Connection with a Change in Control	2,190,588	2,976,489	6,848,877	0	12,015,954
Hak Cheol Shin	Retirement	0	0	0	0	0
	Death	3,037,214	2,976,489	6,696,302	3,697,668	16,407,673
	Disability	0	2,976,489	0	0	2,976,489
	Other reason	0	0	0	0	0
	Qualifying Termination in Connection with a Change in Control	2,134,039	2,976,489	6,696,302	0	11,806,830

FOOTNOTES TO 2017 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

(1) The amounts in this column reflect the value of performance share awards under the 2008 Long-Term Incentive Plan and 2016 Long-Term Incentive Plan for which the three-year performance period has not been completed (adjusted to reflect the closing price of a share of 3M common stock on the NYSE for December 29, 2017 ($235.37)), and which would be paid upon the occurrence of the respective triggering events in accordance with the provisions of the plan.

(2) The amounts in this column reflect the value of the shares underlying the unvested 3M restricted stock units that would vest upon the occurrence of the respective triggering events in accordance with the terms of the awards. Share values are based on the closing price of a share of 3M common stock on the NYSE for December 29, 2017 ($235.37).

(3) The amounts in this column reflect the spread value on December 31, 2017, of unvested, in-the-money 3M stock options that will vest upon the occurrence of the respective triggering events in accordance with the existing contractual terms of the stock options. Spread values are based on the closing price of a share of 3M common stock on the NYSE for December 29, 2017 ($235.37).

(4) The amounts in this column reflect the life insurance proceeds that would be payable to each individual's beneficiary or beneficiaries pursuant to the policies obtained for them under the Executive Life Insurance Plan. Under such plan, individuals first appointed to an executive position on or before August 31, 2003, receive additional life insurance coverage that is provided through a whole life insurance policy or a universal life insurance policy and individuals first appointed on or after September 1, 2003, receive additional group term life insurance coverage.

EXECUTIVE COMPENSATION

Pay Ratio

Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee (excluding our CEO). The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

In identifying our median employee, we calculated the target annual total cash compensation of each employee as of December 31, 2017. For these purposes, annual total cash compensation included base salary or hourly wages, cash incentives, commissions and comparable cash elements of compensation in non-U.S. jurisdictions and was calculated using internal human resources records. All amounts were annualized for permanent employees who did not work for the entire year, such as new hires, employees on paid or unpaid leave of absence and employees called for active military duty. We did not apply any cost-of-living adjustments as part of the calculation.

We selected the median employee from among 90,823 full-time, part-time, temporary and seasonal workers who were employed as of December 31, 2017. As permitted by Item 402(u) of Regulation S-K, we excluded 1,575 employees (including 966 non-U.S. employees) who joined the Company during 2017 as part of our acquisition of Scott Safety when making this determination. Except for the employees excluded on the basis of the Scott Safety acquisition completed in 2017, we did not exclude any other employees (whether pursuant to the *de minimis* exemption for foreign employees or any other permitted exclusion).

As determined in accordance with Item 402 of Regulation S-K, the 2017 annual total compensation was $20,494,285 for our CEO and $63,338 for our median employee. Among other things, these amounts include base salary, overtime, incentive payments, stock-based compensation (based on the grant date fair value of awards granted during 2017), changes in pension values and retirement plan contributions. As calculated in this manner, the ratio of our CEO's total compensation to our median employee's total compensation for fiscal year 2017 is 324 to 1.

Proposal No. 4: Stockholder Proposal on Special Shareholder Meetings

3M has received a stockholder proposal from James McRitichie, 9295 Yorkship Court, Elk Grove, CA 95758, the owner of 84 shares of 3M common stock (the "Proponent"). The Proponent has requested that the Company include the following proposal and supporting statement *(in italics)* in its proxy statement for the Annual Meeting of Stockholders. The proposal may be voted on at the Annual Meeting only if properly presented by the Proponent or the Proponent's qualified representative. For the reasons set forth following the Proponent's statement, your Board of Directors recommends that you vote "AGAINST" this proposal.

RESOLVED:

The shareholders of 3M Company (MMM) ('Company') hereby request that the Board of Directors take the steps necessary to amend our bylaws and each appropriate governing document to give holders with an aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

SUPPORTING STATEMENT:

Delaware law allows 10% of company shares to call a special meeting. A shareholder right to call a special meeting is a way to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. This is important because there could be 15-months between annual meetings.

A shareholder right to act by written consent and to call a special meeting are two complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. Both are associated with increased governance quality and shareholder value. Our Company offers no right of shareholders to act by written consent.

Currently, 64% of S&P 500 companies have adopted company bylaws, articles of incorporation, or charter provisions to allow shareholders to call a special meeting. Even more than half of all S&P 1500 companies allow shareholders this right.

This topic won more than 44% support at our Company in 2016. According to Proxy Insight, 266 funds voted for, while 79 voted against. Unfortunately, large funds like Vanguard, State Street and BlackRock were among those voting against. We hope they and others will reconsider their position this year.

This proposal topic won majority votes last year at Salesforce.com, NETGEAR, CVS Health and United Rentals. It may be possible to adopt this proposal by simply incorporating this text into our governing documents:

"Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President, and shall be called by the Chairman of the Board or President or Secretary upon the order in writing of a majority of or by resolution of the Board of Directors, or at the request in writing of stockholders owning 15% net long of the entire capital stock of the Corporation issued and outstanding and entitled to vote."

We urge the Board to join the mainstream of major U.S. companies and establish a right for shareholders owning 15% of our outstanding common stock to call a special meeting.

Please vote for: Special Shareowner Meetings – Proposal 4

Board's Statement Opposing the Proposal

After careful consideration, and for the reasons set forth below, the Board believes that the proposal to ask our Board to take the steps necessary to give holders with an aggregate of 15 percent of our outstanding common stock the right to call a special stockholder meeting, subject to the conditions specified in the proposal, is not in the best interests of 3M or its stockholders for the following reasons:

1. Our stockholders already have a meaningful right to call a special meeting. The Company's Bylaws already permit the holders of 25 percent of 3M's outstanding stock to call a special stockholder meeting upon written request to the Board. In light of our strong corporate governance practices and the many stockholder protections already in place, the Board believes that giving stockholders owning 25 percent of the Company's outstanding stock the ability to call special stockholder meetings strikes the appropriate balance between giving stockholders the ability to call special meetings to vote on important matters that arise between Annual Meetings and protecting the resources of the Company and interests of all stockholders. The Board has an established protocol for stockholders to communicate with our independent Lead Director, the chairs of the Board committees, and other independent directors. In addition, management engages in regular, ongoing outreach to listen to and solicit input from our stockholders. Lowering the threshold to 15 percent could force the Company to expend a great deal of time and money on a special meeting, as described below, even if up to 85 percent of the Company's stockholders do not want a special meeting.

2. Given the size of the Company and the number of its stockholders, convening a meeting of stockholders is a significant undertaking that requires a substantial commitment of time and financial resources. The Company must pay to prepare, print, and distribute legal disclosure documents to stockholders, solicit proxies, and tabulate votes. The Board and management must also divert time from the business to prepare for and conduct the meeting. Because of these burdens and costs to a company, special stockholder meetings should be extraordinary events that occur only when a substantial percentage of the stockholders agree there are extremely pressing matters that must be addressed before the next Annual Meeting. The current provision of the Bylaws allows for stockholders to call a special meeting when such an extraordinary event arises, without enabling a small minority of stockholders to call meetings more frequently than necessary. We believe that if less than 25 percent of the stockholders want a special meeting, this demonstrates that the need for a special meeting is not so great as to warrant disrupting the conduct of 3M's business and imposing unnecessary costs on the Company and its stockholders. Therefore, we believe it is unnecessary and would be damaging to the Company and its stockholders to lower the current threshold and give holders of only 15 percent of our outstanding stock the ability to call an unlimited number of special meetings for any purpose at any time.

3. Special meetings could also be misused by special interest stockholder groups. The proposal with its low 15 percent ownership requirement could subject the Company to disruption from special interest stockholder groups with an agenda not in the best interests of the Company or the majority of stockholders. Currently, special meetings of stockholders may be called by (i) a majority of the Board of Directors or the Chairman of the Board, or (ii) the holders of 25 percent of 3M's outstanding stock upon written request to the Board. Each director has a fiduciary duty to represent all stockholders when determining whether a matter is so pressing that it must be addressed at a special meeting. By way of contrast, stockholders do not have any fiduciary obligations to the Company or other stockholders. Stockholders can be self-interested in ways that directors, bound by the duties of care and loyalty, cannot be. The proposal would permit a small group of stockholders who have a special interest to use the extraordinary measure of a special meeting to serve their narrow self-interest. For example, would-be acquirers who seek to take over the Company for an inadequate price could use special meetings to avoid negotiating with the Board, which has the responsibility to protect the interests of all stockholders. In fact, if this proposal were implemented, a small group of stockholders would have the ability to call a special meeting at their sole discretion, at any time, with no duty to act other than in their own interests.

RECOMMENDATION OF THE BOARD

 The Board of Directors unanimously recommends a vote "AGAINST" this proposal. Proxies solicited by the Board of Directors will be voted "AGAINST" this proposal unless a stockholder indicates otherwise in voting the proxy.

Proposal No. 5: Stockholder Proposal on Setting Target Amounts for CEO Compensation

3M has received a stockholder proposal from the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, 60 Boulevard of the Allies, Pittsburgh, PA 15222, the owner of 68 shares of 3M common stock (the "Proponent"). The Proponent has requested that the Company include the following proposal and supporting statement *(in italics)* in its proxy statement for the Annual Meeting of Stockholders. The proposal may be voted on at the Annual Meeting only if properly presented by the Proponent or the Proponent's qualified representative. For the reasons set forth following the Proponent's statement, your Board of Directors recommends that you vote "AGAINST" this proposal.

RESOLVED: Shareholders of 3M Corporation (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. The Compensation Committee should describe in the Company's proxy statements for annual shareholder meetings how it complies with this requested policy. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

SUPPORTING STATEMENT

Like at many companies, our Company's Compensation Committee uses peer group benchmarks of what other companies pay their CEOs to set its target CEO compensation. These target pay amounts are then subject to performance adjustments. To ensure that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure, we believe that the Compensation Committee should also consider the pay grades and/or salary ranges of Company employees when setting CEO compensation target amounts.

This proposal does not require the Compensation Committee to use other employee pay data in a specific way to set CEO compensation targets. Under this proposal, the Compensation Committee will have discretion to determine how other employee pay should impact CEO compensation targets. The Compensation Committee also will retain authority to use peer group benchmarks and/or any other metric to set CEO compensation target amounts.

Over time, using peer group benchmarks to set CEO compensation can lead to pay inflation. Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median. In addition, peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Overcompensation," Journal of Corporation Law, Spring 2013).

High pay disparities between CEOs and other senior executives may undermine collaboration and teamwork. According to Institutional Shareholder Services, an excessive pay disparity between the CEO and the next highest-paid named executive officer is a problematic pay practice that may result in a recommendation to its clients that they vote against advisory votes on executive compensation. (Institutional Shareholder Services, United States Proxy Voting Manual, February 23, 2016, p. 147).

In our view, the pay of non-executive employees should also be considered. High CEO compensation can impact the morale and productivity of employees who are not senior executives. According to a Glassdoor study of employee opinions, "Higher CEO compensation is statistically linked to lower CEO approval ratings on average" (Glassdoor, What Makes a Great CEO?, August 2016, available at https://www.glassdoor.com/research/studies/what-makes-a-great-ceo/).

For those reasons, we urge you to vote in favor of this proposal.

Board's Statement Opposing the Proposal

After careful consideration, and for the reasons set forth below, the Board believes that it is not in the best interests of 3M or its stockholders to approve the proposed resolution, for the following reasons:

1. The Company already maintains global compensation principles that are intended to ensure that its compensation practices are fair and reasonable as applied to both executive and non-executive employees. These principles align with the Company's vision and strategies, balance both individual and enterprise-wide performance and seek to provide competitive wages and benefits with consistent positioning in the median range of the most-relevant markets to all employees based on roles, responsibilities, skills and performance. To monitor and ensure the effectiveness of this program, the Company also regularly compares its pay components to those of other premier companies, and adjusts them as necessary to stay competitive and attract, retain and motivate a highly qualified, diverse workforce at all levels throughout the organization, not just for its executives.

2. The Board of Directors believes that the overwhelming majority of our stockholders support the Company's current executive compensation program. As described in more detail in the Compensation Discussion and Analysis portion of this Proxy Statement, the current program emphasizes a strong pay-for-performance philosophy and seeks to align the compensation of the Company's Chief Executive Officer and other executive officers with the interests of long-term 3M stockholders. In 2017, approximately 96 percent of the votes cast on the Company's say-on-pay proposal approved the compensation of the named executive officers as disclosed in last year's Proxy Statement.

3. The actions requested by the proposal are ambiguous and implementation would impose a significant time, cost and resource burden on the Company. As the Proponent acknowledges, the proposal "does not require the Compensation Committee to use other employee pay data in a specific way to set CEO compensation targets." The proposal instead indicates only that the Compensation Committee should "take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation." Left unanswered are questions about how to put such information in context so that it is not misleading. For example, it is unclear whether or how adjustments should be made for part-time, temporary and seasonal employees, differences in currencies, differences in cost-of-living or variations in compensation structures for employees who receive sales incentives, overtime compensation or other significant benefits (e.g., health benefits, retirement benefits, housing allowances) in lieu of base salary. 3M has operations and different compensation programs in more than 70 countries around the world. Compliance with the proposal would require substantial coordination with local employees in foreign countries to collect and transmit the necessary data on "all classifications" of the Company's more than 90,000 employees worldwide, all of which would need to be carefully analyzed and summarized. The Company believes that the time, cost and resource burden associated with implementing the proposal is not warranted by any benefit that the resulting information may be able to offer.



RECOMMENDATION OF THE BOARD

The Board of Directors unanimously recommends a vote "AGAINST" this proposal. Proxies solicited by the Board of Directors will be voted "AGAINST" this proposal unless a stockholder indicates otherwise in voting the proxy.

STOCK OWNERSHIP INFORMATION

Security Ownership of Management

The following table includes all 3M stock based holdings, as of February 28, 2018, of the directors and the Named Executive Officers set forth in the Summary Compensation Table, and the directors and executive officers as a group.

Common Stock and Total Stock-Based Holdings

NAME AND PRINCIPAL POSITION	STOCK(1)	RESTRICTED STOCK UNITS(2)	DEFERRED STOCK(3)	TOTAL(4)	PERCENT OF CLASS
Sondra L. Barbour, Director	—	—	3,345	3,345	(5)
Thomas "Tony" K. Brown, Director	—	—	4,659	4,659	(5)
Vance D. Coffman, Director	6,591	—	41,611	48,202	(5)
David B. Dillon, Director	—	—	2,303	2,303	(5)
Michael L. Eskew, Director	—	—	36,813	36,813	(5)
Herbert L. Henkel, Director	—	—	31,841	31,841	(5)
Amy E. Hood, Director	24	—	308	332	(5)
Muhtar Kent, Director	—	—	9,580	9,580	(5)
Edward M. Liddy, Director	—	—	52,636	52,636	(5)
Gregory R. Page, Director	1,000	—	2,537	3,537	(5)
Patricia A. Woertz, Director	1,738	—	—	1,738	(5)
Inge G. Thulin, Director, Chairman of the Board, President and Chief Executive Officer	1,243,705	—	173,001	1,416,706	(5)
Nicholas C. Gangestad, Senior Vice President and Chief Financial Officer	173,457	6,221	14,005	193,683	(5)
Frank R. Little Executive Vice President	148,432	8,710	—	157,142	(5)
Michael F. Roman, Chief Operating Officer and Executive Vice President	167,443	12,646	12,421	192,510	(5)
Hak Cheol Shin, Vice Chair and Executive Vice President	378,591	12,646	—	391,237	(5)
All Directors and Executive Officers as a Group (28 persons)	3,779,838	78,393	430,035	4,288,266	(5)

FOOTNOTES TO COMMON STOCK AND TOTAL STOCK-BASED HOLDINGS TABLE

(1) This column lists beneficial ownership of 3M common stock as calculated under Securities and Exchange Commission rules. Unless otherwise noted, voting power and investment power in the shares are exercisable solely by the named person, and none of the shares are pledged as security by the named person. In accordance with Securities and Exchange Commission rules, this column also includes shares that may be acquired pursuant to stock options that are or will be exercisable within 60 days of February 28, 2018, as follows: Mr. Thulin 1,187,531, Mr. Gangestad 161,091, Mr. Little 140,865, Mr. Roman 159,540, and Mr. Shin 312,491.

(2) This column reflects restricted stock units that generally vest over a three- to five-year period, assuming continued employment until each vesting date (or until the individual retires from the Company, in some cases). The executive officers do not have voting power with respect to the shares listed in this column.

(3) This column reflects shares earned by the directors as a result of their service on the Board of Directors, the payout of which has been deferred until following the termination of their membership on the Board of Directors. This column also includes shares of the Company's common stock which the executive officers are entitled to receive following their retirement from the Company as a result of their election to defer the payout of their performance share awards granted under the Company's long-term incentive plan. Neither the directors nor the executive officers have voting power with respect to the shares listed in this column.

(4) This column shows the individual's total 3M stock-based holdings, including the securities shown in the "Stock" column (as described in note 1), in the "Restricted Stock Units" column (as described in note 2), and in the "Deferred Stock" column (as described in note 3).

(5) Each director and executive officer individually, and All Directors and Executive Officers as a Group, beneficially owned less than one percent of the outstanding common stock of the Company.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding beneficial owners of more than 5 percent of the outstanding shares of 3M common stock.

NAME/ADDRESS	COMMON STOCK BENEFICIALLY OWNED	PERCENT OF CLASS
The Vanguard Group(1) 100 Vanguard Blvd. Malvern, PA 19355	48,885,164	8.20
State Street Corporation(2) State Street Financial Center One Lincoln Street Boston, MA 02111	45,135,766	7.58
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	38,828,584	6.50

(1) In a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2018, The Vanguard Group reported that, as of December 31, 2017, it had sole voting power with respect to 849,465 shares, shared voting power with respect to 136,832 shares, sole dispositive power with respect to 47,920,113 shares, and shared dispositive power with respect to 965,051 shares. It also reported that Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 663,642 shares or .11 percent of 3M common stock outstanding as a result of its serving as investment manager of collective trust accounts. It further reported that Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 483,141 shares or .08 percent of 3M common stock outstanding as a result of its serving as investment manager of Australian investment offerings. Vanguard provides investment management services to the Company's defined contribution plans in the U.S. through co-mingled mutual fund vehicles. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan use these investments in their defined contribution investment choices. Fees paid for investment management of these funds are incorporated into the fund NAV on a daily basis and fully disclosed as an expense ratio for the funds. As a result, these fees are paid by participants in the Company's defined contribution plans and are not paid by the Company. The total amount of the fees will fluctuate based on the plan participant allocation decisions. The fees paid are reviewed by the fiduciaries of the retirement plans and are determined to be reasonable for the services provided.

(2) In a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2018, State Street Corporation reported that, as of December 31, 2017, it had shared voting power with respect to 45,135,766 shares of 3M common stock and shared dispositive power with respect to 45,135,766 shares of 3M common stock. Of these shares, 13,562,056 shares were held as trustee or investment manager for certain 3M savings plans, including the Company's Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan, which are 401(k) retirement savings plans. State Street Bank and Trust Company provides custody, investment management, and corporate finance services to the Company and a number of employee benefit plans sponsored by the Company and its affiliates. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan, the 3M Savings Plan and 3M Retiree Welfare Benefit Plan utilize State Street Global Advisors, an affiliate of State Street Bank and Trust Company, as an investment manager. State Street Bank and Trust Company also provides custody services for the Company's defined contribution plans in the U.S. Further, State Street Bank and Trust Company is a participant of 3M Company's $3.75 billion revolving credit agreement dated March 9, 2016. In total, the Company and the various employee benefit plans paid fees of $2.1 million to State Street Bank and Trust Company and its affiliates in 2017. In addition, the Trustee will charge the funds an annual administration fee and transaction fees which are incorporated into the funds' NAV. The fees paid are reviewed by the Company (with respect to the credit agreement) and the fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

(3) In a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2018, BlackRock, Inc. reported that, as of December 31, 2017, it had sole voting power with respect to 33,477,521 shares and sole dispositive power with respect to 38,828,584 shares, of which 30,570 shares were held as investment manager for the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan. BlackRock, Inc. and its affiliates provide investment management services to several employee benefit plans sponsored by the Company and its Canadian affiliate. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan, the 3M Savings Plan and the 3M Canada Company Master Trust utilize these investment management services. In total, the various employee benefit plans paid fees of $2.1 million in 2017 to BlackRock, Inc. and its affiliates, a majority of which was paid by the participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan. In addition, the Trustee will charge the funds held by the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan an annual administration fee which is incorporated into the funds' NAV. The fees paid are reviewed by the fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and any person owning more than 10 percent of the outstanding shares of 3M common stock, to file with the Securities and Exchange Commission reports regarding their ownership and changes in their ownership of our stock. As a practical matter, 3M assists its directors and executive officers by monitoring transactions and completing and filing Section 16 reports on their behalf. 3M believes that during 2017, its directors and executive officers timely filed all required Section 16(a) reports. In making this statement, 3M has relied upon examination of copies of Forms 3, 4, and 5 and the written representations of its directors and executive officers.

OTHER INFORMATION

Proxy Statement

The Board of Directors (the "Board") of 3M Company, a Delaware corporation ("3M" or the "Company") is soliciting proxies for the Company's Annual Meeting of Stockholders. You are receiving a Proxy Statement because you own shares of 3M common stock that entitle you to vote at the meeting. By use of a proxy you can vote, whether or not you attend the meeting. The Proxy Statement describes the matters we would like you to vote on and provides information on those matters so you can make an informed decision.

The information included in this Proxy Statement relates to proposals to be voted on at the meeting (if properly presented), the voting process, 3M's Board and Board committees, the compensation of directors and certain executive officers, and other required information.

Purpose of the Annual Meeting

The purpose of the Annual Meeting is to elect the directors identified in this Proxy Statement and to conduct the business described in the Notice of Annual Meeting.

Annual Meeting Admission

How do I attend the 2018 Annual Meeting? What do I need to bring?

Only stockholders who held shares of 3M common stock as of the close of business on March 13, 2018, the record date, are invited to attend the Annual Meeting. To attend the meeting, you will need to pre-register and bring an admission ticket and a valid government issued photo identification. You will need to RSVP and print an admission ticket in advance by visiting www.proxyvote.com and following the instructions there. You will need the 16-digit control number to access www.proxyvote.com. You can find your control number on:

- your proxy card included in this Proxy Statement if it was mailed to you;
- your Notice of Internet Availability of Proxy Materials if you received proxy materials via electronic delivery; or
- your voting instruction card if you hold your shares in street name through a broker or other nominee.

If you are not a record date stockholder, you may be admitted to the meeting only if you have a valid legal proxy from a record date stockholder who has pre-registered and obtained an admission ticket. You must present that proxy and admission ticket, as well as a valid government issued photo identification, at the entrance to the meeting.

On the day of the meeting, an admission ticket, along with a valid government issued photo identification such as a driver's license or passport, must be presented in order to be admitted to the Annual Meeting. Please note that seating is limited, and admission is on a first-come, first-served basis.

For questions about admission to the Annual Meeting, please contact us at 1-800-3M HELPS (1-800-364-3577).

If you do not provide photo identification or comply with the other procedures outlined here, you will not be admitted to the Annual Meeting.

Use of cameras, recording devices, computers and other electronic devices, such as smartphones and tablets, will not be permitted at the meeting. For security reasons, you will be required to pass through metal detection screening before being granted access to the meeting. No large bags or packages are allowed at the meeting.

How do I listen to the live webcast?

If you are unable to attend the Annual Meeting, you can listen to the live webcast of the business portion of the meeting by visiting http://investors.3M.com, or www.3M.com under Investor Relations — Annual Meeting Live Webcast.

Information About the Notice of Internet Availability of Proxy Materials

Why did I receive a Notice of Internet Availability of the proxy materials and not the printed proxy materials?

The Securities and Exchange Commission allows companies to furnish their proxy materials to stockholders over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials. In addition, we are providing the notice and proxy materials by e-mail to some of our stockholders who previously consented to electronic delivery of proxy materials. Those stockholders should have received an e-mail containing a link to the website where the proxy materials are available, as well as a link to the proxy voting website. All stockholders receiving the Notice of Internet Availability of Proxy Materials will have the ability to access the proxy materials over the Internet and to request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice. In addition, the notice contains instructions on how you may request to receive proxy materials in printed form by mail or to access them electronically in connection with future distributions of proxy materials. Distributing proxy materials electronically conserves natural resources and reduces the costs of printing and distributing our proxy materials.

Why did I receive a printed copy of the proxy materials and not the Notice of Internet Availability of Proxy Materials?

We are providing some of our stockholders, including stockholders who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice of Internet Availability of Proxy Materials.

How do I view the proxy materials online?

Go to **www.proxyvote.com** and follow the instructions to view the materials. You will need to provide the control number printed in the box marked by the arrow located on your Notice of Internet Availability of Proxy Materials (see example below — the information in the box is an example only — your number will be different and is unique to you).

⟶ 1234 5678 9012 3456

What if I prefer to receive a paper copy of the proxy materials?

You can easily request a paper copy of the proxy materials (including the Notice of Annual Meeting, Proxy Statement, and 2017 Annual Report) at no cost by using one of the three methods below. You will need to provide the control number printed in the box marked by the arrow located on your Notice of Internet Availability of Proxy Materials (see example above — the information in the box is an example only — your number will be different and is unique to you).



- By **INTERNET** at **www.proxyvote.com**;



- By **TELEPHONE**, toll-free at 1-800-579-1639; or



- By sending an **E-MAIL** to **sendmaterial@proxyvote.com** (simply provide in the subject line the control number printed in the box marked by the arrow from your Notice of Internet Availability of Proxy Materials; no other information is necessary).

Can I request to receive my Notice of Internet Availability of Proxy Materials by e-mail rather than by mail?

You may request to receive proxy materials for future meetings by e-mail via **www.proxyvote.com** or **www.investordelivery.com** and follow the electronic delivery enrollment instructions. If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until you terminate it.

Please note that you MAY NOT USE your Notice of Internet Availability of Proxy Materials to vote your shares; it is NOT a form for voting. If you return the Notice of Internet Availability of Proxy Materials in an attempt to vote your shares, that vote will not count.

For more information about the Notice of Internet Availability of Proxy Materials, please visit: www.sec.gov/spotlight/proxymatters/e-proxy.shtml

Stockholders Entitled to Vote

Each share of our common stock outstanding as of the close of business on March 13, 2018, the record date, is entitled to one vote at the Annual Meeting on each matter properly brought before the meeting. As of that date, there were 594,707,931 shares of common stock issued and outstanding.

Most 3M stockholders hold their shares through a broker, bank, trustee, or other nominee (which for simplicity we refer to as a "broker or other nominee") rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

STOCKHOLDER OF RECORD	If your shares are registered directly in your name with 3M's transfer agent, EQ Shareowner Services, you are considered the stockholder of record of those shares and the Notice of Internet Availability of Proxy Materials, or if you requested paper delivery, a copy of these proxy materials are being sent directly to you by 3M. As the stockholder of record, you have the right to grant your voting proxy directly to 3M or to vote in person at the meeting. You may also vote on the Internet or by telephone, as described in the Notice of Internet Availability of Proxy Materials and below under the heading "Voting Methods."
BENEFICIAL OWNER	If your shares are held by a broker or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or other nominee who is considered the stockholder of record of those shares. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote and are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the meeting, unless you obtain a legal proxy from the broker or other nominee. Your broker or other nominee is obligated to provide you with a voting instruction card for you to use. You may also vote on the Internet or by telephone, as described in the Notice of Internet Availability of Proxy Materials and below under the heading "Voting Methods." If you fail to provide voting instructions to your broker or other nominee, it will have discretion to vote your shares with respect to Proposal 2, but not with respect to Proposals 1, 3, 4, or 5, as described below under "Voting Requirements to Elect Directors and Approve Each of the Proposals Described in this Proxy Statement."
PLAN ACCOUNTS	If your shares are held in your account in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan, you are considered the beneficial owner of these shares and the trustee of the plans is considered the stockholder of record. Participants in 3M's Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan may direct the trustee on how to vote the shares allocated to their account via the Internet, by telephone, or by signing and submitting the proxy card as described in the Notice of Internet Availability of Proxy Materials and below under the heading "Voting Methods." Participants in 3M's Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan may also direct the trustee how to vote a proportionate number of allocated shares of common stock for which it has not received direction by following the same voting instructions. If you fail to direct the trustee how to vote your shares by following these instructions, the trustee will vote your shares as described in the proxy card.

Proposals you are Asked to Vote on and the Board's Voting Recommendations

The following proposals are included in this Proxy Statement and are scheduled to be voted on at the meeting. 3M's Board recommends that you vote your shares as indicated below.

PROPOSALS:	THE BOARD'S VOTING RECOMMENDATIONS:	RATIONALE FOR SUPPORT:	FOR FURTHER DETAILS:
1. Elect the twelve directors identified in this Proxy Statement, each for a term of one year.	"FOR" each nominee to the Board	Our nominees are distinguished leaders who bring a mix of skills and qualifications to the Board and can represent the Interests of all stockholders.	Page 6

PROPOSALS:	THE BOARD'S VOTING RECOMMENDATIONS:	RATIONALE FOR SUPPORT:	FOR FURTHER DETAILS:
2. Ratify the appointment of PricewaterhouseCoopers LLP as 3M's independent registered public accounting firm for 2018.	"FOR"	Based on its assessment of the qualifications and performance of PricewaterhouseCoopers LLP ("PwC"), the Audit Committee believes that it is in the best interests of the Company and its stockholders to retain PwC.	Page 34
3. Approve, on an advisory basis, the compensation of our named executive officers.	"FOR"	Our executive compensation program appropriately aligns our executives' compensation with the performance of the Company and its business units as well as their individual performance.	Page 37
4. Stockholder proposal on special shareholder meetings, if properly presented at the meeting.	"AGAINST"	See the Board's opposition statement.	Page 71
5. Stockholder proposal on setting target amounts for CEO compensation, if properly presented at the meeting.	"AGAINST"	See the Board's opposition statement.	Page 73

Other than the proposals described in this Proxy Statement, the Board is not aware of any other matters to be presented for a vote at the Annual Meeting. If you grant a proxy by telephone, Internet, or by signing and returning your proxy card, any of the persons appointed by the Board as proxy holders — Nicholas C. Gangestad, Gregg M. Larson, and Inge G. Thulin — will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If any of our nominees is unavailable as a candidate for director, the above-named proxy holders will vote your proxy for another candidate or candidates as may be nominated by the Board of Directors.

Voting Requirements to Elect Directors and Approve Each of the Proposals Described in This Proxy Statement

QUORUM	The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present for purposes of determining a quorum. As discussed below, a "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or other nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner.
BROKER VOTING	Under NYSE rules, brokers have discretionary authority to vote their clients' shares in "routine" matters (including Proposal 2, the ratification of PwC as our independent registered public accounting firm) so long as the beneficial owner of those shares did not provide voting instructions to the broker at least ten days before the stockholder meeting. Director elections, stockholder proposals, and the say-on-pay proposal, are not considered "routine" matters for these purposes. As a result, if you do not provide your broker with instructions as to how to vote your shares, your broker will be prohibited from voting on Proposals 1, 3, 4, and 5, resulting in a "broker non-vote" with respect to those proposals.

If you are a beneficial owner (other than as a participant in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan), your broker or other nominee is permitted to vote your shares on the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2018, even if it does not receive voting instructions from you. |

ELECTION OF DIRECTORS	In accordance with 3M's Bylaws, each director is elected by the vote of the majority of votes cast (which means the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election) with respect to that director's election at this meeting for the election of directors at which a quorum is present.
	The Nominating and Governance Committee has established procedures under which any incumbent director who is not elected shall offer to tender his or her resignation to the Board. In the event an incumbent director fails to receive a majority of the votes cast in the election, the Nominating and Governance Committee, or such other committee designated by the Board of Directors, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Committee's recommendation, and publicly disclose (by issuing a press release and filing appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The Nominating and Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant.
	An incumbent director who fails to receive a majority of the votes cast in the election and who tenders his or her resignation pursuant to the procedures described above shall remain active and engaged in Board activities while the Nominating and Governance Committee and the Board decide whether to accept or reject such resignation, or whether other action should be taken. However, it is expected that such incumbent director shall not participate in any proceedings by the Nominating and Governance Committee or the Board regarding whether to accept or reject such director's resignation, or whether to take other action with respect to such director.
	If the Board of Directors accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the Bylaws.
ALL OTHER PROPOSALS	The affirmative "FOR" vote of a majority of those shares present in person or represented by proxy at the meeting and entitled to vote on the matter is required to approve Proposals 2, 3, 4, and 5. In tabulating the voting result for any particular proposal "broker non-votes" (if applicable) are not counted as votes "FOR" or "AGAINST" the proposal. An abstention will, however, be counted as entitled to vote on a proposal and will, therefore, have the effect of a vote "AGAINST."

Voting Methods

If you hold shares directly as the stockholder of record, you may vote by granting a proxy or by voting in person at the Annual Meeting by requesting a ballot. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker or other nominee or in person at the Annual Meeting by requesting a legal proxy from your broker or other nominee. If you own shares beneficially as a participant in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan, you may vote by submitting voting instructions to the trustee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Please refer to the summary instructions below and those included on your Notice of Internet Availability of Proxy Materials or proxy card or, for shares held in street name, the voting instruction card provided by your broker or other nominee.

The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm that your instructions have been properly recorded. If you vote by telephone or on the Internet, you do not need to return your proxy card. Telephone and Internet voting for stockholders of record will be available 24 hours a day, up until 11:59 p.m., Eastern Daylight Time, on May 7, 2018. Participants in 3M's Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan may instruct the trustee how to vote their shares via the Internet, by telephone, or by signing and returning the proxy card by 11:59 p.m., Eastern Daylight Time, on May 6, 2018.

VOTE BY INTERNET  www.proxyvote.com	If you have Internet access, you may submit your proxy from any location in the world 24 hours a day, 7 days a week. Have your proxy card or the Notice of Internet Availability of Proxy Materials in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
VOTE BY TELEPHONE  1-800-690-6903	If you live in the United States, you may use any touch-tone telephone to vote your proxy toll-free 24 hours a day, 7 days a week. Have your proxy card or the Notice of Internet Availability of Proxy Materials in hand when you call and follow the instructions.
VOTE BY MAIL  Sign and mail your proxy card	You may vote by signing and submitting your proxy card to the Company. If you provide specific voting instructions in your proxy card, your shares will be voted as you instruct. If you sign your proxy card, but do not provide voting instructions, your shares will be voted as the Board recommends. Mark, sign, and date your proxy card and return it in the postage-paid envelope provided so that it is received by May 7, 2018 (or by May 6, 2018 for participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan), to 3M Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For shares held in street name, you may direct your broker or other nominee on how to vote your shares by following the instructions set forth in the voting instruction card that your broker or other nominee has provided.
VOTE IN PERSON  May 8, 2018 - 8:30 a.m., Eastern Daylight Time Conrad Indianapolis 50 West Washington Street Indianapolis, Indiana 46204	If you are a stockholder of record, you may grant your proxy to 3M or vote in person at the Annual Meeting by requesting a ballot at the meeting. If you are a street name holder, you may vote in person at the Annual Meeting only if you obtain a legal proxy from your broker or other nominee.

ALL SHARES THAT HAVE BEEN PROPERLY VOTED AND NOT REVOKED WILL BE VOTED AT THE ANNUAL MEETING.

Changing your Vote

You may change your proxy voting instructions at any time prior to the vote at the Annual Meeting. You may enter a new vote by using the Internet or the telephone or by mailing a new proxy card or new voting instruction card bearing a later date (which will automatically revoke your earlier voting instructions), so long as the new vote is received before the deadlines described above under the heading "Voting Methods." You may also change your vote by granting a new proxy or by voting in person at the Annual Meeting.

Counting the Vote

In the election of directors, you may vote "FOR" or "AGAINST" one or more of the nominees or you may "ABSTAIN." Abstentions will have no effect on the outcome of the election of directors. For Proposals 2, 3, 4, and 5, you may vote "FOR," "AGAINST," or "ABSTAIN," but please note that abstentions will have the same effect as a vote "AGAINST." If you sign your proxy card or broker voting instruction card but provide no voting instructions, your shares will be voted in accordance with the recommendations of the Board. Shares held in your account in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan will be voted by the trustee as described in "Stockholders Entitled to Vote" beginning on page 80.

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspectors of election.

Confidentiality

The Company's Board of Directors has a policy that all stockholder proxies, ballots, and tabulations that identify stockholders are to be maintained in confidence. No such document will be available for examination, and the identity and vote of any stockholder will not be disclosed, except as necessary to meet legal requirements and allow the inspectors of election to certify the results of the stockholder vote. The policy also provides that inspectors of election for stockholder votes must be independent and cannot be employees of the Company. Occasionally, stockholders provide written comments on their proxy card that may be forwarded to 3M management.

Results of the Vote

We will issue a press release announcing the preliminary voting results for items of business properly presented at the meeting and will disclose the results for those items in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days of the Annual Meeting date. The press release with voting results will also be available on our website at www.3M.com/profile/pressbox/index.jhtml.

Delivery of Documents to Stockholders Sharing an Address

Securities and Exchange Commission rules allow us to deliver a single copy of an annual report and proxy statement to any household not participating in electronic proxy material delivery at which two or more stockholders reside, if we believe the stockholders are members of the same family (a practice called "householding"). We believe that householding benefits both you and the Company by eliminating duplicate mailings to stockholders living at the same address and by reducing our printing and mailing costs. Each stockholder will continue to receive a separate proxy card or voting instruction card.

Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by calling 1-800-579-1639, by going to www.proxyvote.com, by e-mailing sendmaterial@proxyvote.com, or by writing to 3M Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Alternatively, if your household received multiple sets of proxy materials this year, and members of your household who are entitled to receive proxy materials would all prefer to receive only a single set of proxy materials, you may submit such a request as specified in the preceding sentence.

If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing stockholders to consent to such elimination, or through implied consent if a stockholder does not request continuation of duplicate mailings. Since not all brokers and nominees may offer stockholders the opportunity this year to eliminate duplicate mailings, you may need to contact your broker or other nominee directly to discontinue duplicate mailings to your household.

List of Stockholders

A list of the stockholders of record entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting for any purpose germane to the meeting. The list also will be available for ten days prior to the meeting between the hours of 7:45 a.m. and 4:30 p.m., Eastern Daylight Time, at our offices at Aearo Technologies, 7911 Zionsville Road, Indianapolis, Indiana 46268, by contacting the Secretary of the Company.

Cost of Proxy Solicitation

3M will pay for the cost of preparing, assembling, printing, mailing, and distributing these proxy materials. You will need to obtain your own Internet access if you choose to access the proxy materials and/or vote over the Internet. In addition to mailing these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for these solicitation activities. We have hired Georgeson Shareholder Communications, Inc. to assist us in the distribution of proxy materials and the solicitation of votes. We will pay Georgeson Shareholder Communications, Inc. a fee of $20,000 plus expenses for these services. We will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of stock.

Transfer Agent

Our transfer agent is EQ Shareowner Services. All communications concerning stockholders of record accounts, including address changes, name changes, common stock transfer requirements, and similar issues can be handled by contacting EQ Shareowner Services at 1-800-401-1952 (U.S.), 651-450-4064 (outside the U.S.), www.shareowneronline.com, or in writing, P.O. Box 64854, St. Paul, MN 55164-0854.

Requirements for Submission of Stockholder Proposals for Next Year's Annual Meeting

In order for a stockholder proposal to be considered for inclusion in 3M's Proxy Statement for next year's Annual Meeting, our Corporate Secretary must receive the proposal by November 21, 2018. Such proposals must be sent via registered, certified, or express mail (or other means that allows the stockholder to determine when the proposal was received by the Company) to: Gregg M. Larson, Vice President, Deputy General Counsel and Secretary, 3M Company, 3M Center, Building 220-13E-26A, St. Paul, MN 55144-1000. Such proposals must comply with the Securities and Exchange Commission's regulations regarding the inclusion of stockholder proposals in Company sponsored proxy materials, such as the stockholder continuing to own a minimum number of shares until the Annual Meeting and appearing in person or through an authorized representative at the meeting to present the proposal.

Alternatively, stockholders intending to present a proposal at next year's Annual Meeting without having it included in the Company's Proxy Statement must comply with the requirements set forth in the Company's Bylaws, a copy of which is available at www.3M.com under Investor Relations — Governance. Our Bylaws require, among other things, that our Corporate Secretary receive written notice from the stockholder no earlier than the close of business on November 21, 2018, and no later than the close of business on December 21, 2018. The notice must contain the information required by our Bylaws.

Proposals received by the Corporate Secretary after the dates mentioned will not be included in the Proxy Statement or acted upon at next year's Annual Meeting.

By Order of the Board of Directors.

Gregg M. Larson
Vice President, Deputy General Counsel and Secretary

APPENDIX A - SUPPLEMENTAL CONSOLIDATED STATEMENT OF INCOME INFORMATION

Reconciliation of GAAP to Non-GAAP Financial Measures
(Millions, except per-share amounts)
(Unaudited)

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles (GAAP), the Company also discusses non-GAAP measures that exclude special items. Operating income, net income attributable to 3M (hereafter referred to as "net income"), and diluted earnings per share attributable to 3M common stockholders (hereafter referred to as "diluted earnings per share") are all measures for which 3M provides the reported GAAP measure and an adjusted measure (excluding special items). Special items are not in accordance with, nor are they a substitute for, GAAP measures. Special items represent significant charges or credits that are important to an understanding of the Company's ongoing operations. The Company uses these non-GAAP measures to evaluate and manage the Company's operations. The Company believes that discussion of results excluding special items is meaningful to investors as it provides a useful analysis of ongoing operating trends. The determination of special items may not be comparable to similarly titled measures used by other companies.

The reconciliations provided below reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures for the twelve months ended December 31, there were no special items in 2016:

ADJUSTED EARNINGS PER SHARE (NON-GAAP MEASURE)		2017		2016
(Dollars in millions, except per share amounts)	REPORTED GAAP MEASURE	ADJUSTMENT FOR U.S. TAX REFORM LEGISLATION (a)	ADJUSTED NON-GAAP MEASURE	REPORTED GAAP MEASURE
Net income attributable to 3M	$4,858	$762	$5,620	$5,050
Earnings per diluted share	$7.93	$1.24	$9.17	$8.16
Earnings per diluted share percent change	-2.8%		12.4%	

FREE CASH FLOW (NON-GAAP MEASURE)		2017		2016
(millions)	REPORTED MEASURE	ADJUSTMENT FOR U.S. TAX REFORM LEGISLATION (a)	ADJUSTED NON-GAAP MEASURE	REPORTED MEASURE
Major GAAP Cash Flow Categories				
Net cash provided by operating activities	$6,240			$6,662
Net cash provided by (used in) investing activities	(3,086)			(1,403)
Net cash used in financing activities	(2,655)			(4,626)
Free Cash Flow (non-GAAP measure)				
Net cash provided by operating activities	$6,240	$600	$6,840	$6,662
Purchases of property, plant and equipment	(1,373)	—	(1,373)	(1,420)
Free Cash Flow (b)	$4,867	$600	$5,467	$5,242
Net Income Attributable	$4,858	$762	$5,620	$5,050
Free Cash Flow Conversion (b)	100.2%		97.3%	103.8%

(millions)	2017			2016
	REPORTED MEASURE	ADJUSTMENT FOR U.S. TAX REFORM LEGISLATION (a)	ADJUSTED NON-GAAP MEASURE	REPORTED MEASURE
Net income including non-controlling interest	$4,869	$762	$5,631	$5,058
Interest expense (after-tax)	208	—	208	143
Adjusted net income (Return)	$5,077	$762	$5,839	$5,201
Average shareholders' equity (including non-controlling interest)(2)	$11,627	$191	$11,818	$11,316
Average short-term and long-term debt(3)	12,156	(150)	12,006	11,725
Average invested capital	$23,783	$41	$23,824	$23,041
Return on Invested Capital(c)	21.3%		24.5%	22.6%
(1) Effective income tax rate used for interest expense	35.5%		35.5%	28.3%
(2) Calculation of average equity (includes non-controlling interest)				
Ending total equity as of:				
March 31	$11,040	$—	$11,040	$11,495
June 30	11,644	—	11,644	11,658
September 30	12,202	—	12,202	11,769
December 31	11,622	762	12,384	10,343
Average total equity	$11,627	$191	$11,818	$11,316
(3) Calculation of average debt				
Ending short-term and long-term debt as of:				
March 31	$11,711	$—	$11,711	$11,139
June 30	11,301	—	11,301	11,749
September 30	11,663	—	11,663	12,361
December 31	13,949	(600)	13,349	11,650
Average short-term and long-term debt	$12,156	$(150)	$12,006	$11,725

(a) During the fourth quarter of 2017, 3M recorded a net tax expense of $762 million related to the enactment of the Tax Cuts and Jobs Act (the "U.S. Tax Reform Legislation"). The expense is primarily related to the U.S. Tax Reform Legislation's transition tax on previously unremitted earnings of non-U.S. subsidiaries and is net of remeasurement of 3M's deferred tax assets and liabilities considering the U.S. Tax Reform Legislation's newly enacted tax rates and certain other impacts. This provisional amount is subject to adjustment during the measurement period of up to one year following the December 2017 enactment of the U.S. Tax Reform Legislation, as provided by recent SEC guidance. In addition to reporting financial results in accordance with GAAP, the Company also provides non-GAAP measures that adjust for the net impact of enactment of the U.S. Tax Reform Legislation. This item represents a significant charge that impacted the Company's financial results. Income, earnings per share, and the effective tax rate are all measures for which 3M provides the reported GAAP measure and an adjusted measure. The adjusted measures are not in accordance with, nor are they a substitute for, GAAP measures. Because of the U.S. Tax Reform Legislation, the Company made a $600 million contribution to its U.S. defined benefit pension plan. This contribution did not impact 2017 net income, but it did impact Free Cash Flow Conversion and ROIC. The Company considers these non-GAAP measures in evaluating and managing the Company's operations. The Company believes that discussion of results adjusted for this item is meaningful to investors as it provides a useful analysis of ongoing underlying operating trends.

(b) Free cash flow and free cash flow conversion are not defined under GAAP. Therefore, they should not be considered a substitute for income or cash flow data prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. The Company defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company defines free cash flow conversion as free cash flow divided by net income attributable to 3M. The Company believes free cash flow and free cash flow conversion is meaningful to investors as they are useful measures of performance and the Company uses these measures as an indication of the strength of the Company and its ability to generate cash. In 2017, net cash provided by operating activities was impacted by 3M's enactment of the U.S. Tax Reform Legislation, along with a U.S. pension contribution of $600 million that 3M made following the signing of tax reform. On a combined basis, these items benefited free cash flow conversion by three percentage points. Refer to the proceeding "Cash Flows from Operating Activities" section for discussion of additional items that impacted operating cash flow. Refer to the proceeding "Cash Flows from Investing Activities" section for discussion on capital spending for property, plant and equipment.

(c) Return on Invested Capital (ROIC) is not defined under U.S. generally accepted accounting principles. Therefore, ROIC should not be considered a substitute for other measures prepared in accordance with GAAP and may not be comparable to similarly titled measures used by other companies. The Company defines ROIC as adjusted net income (net income including non-controlling interest plus after-tax interest expense) divided by average invested capital (equity plus debt). The Company believes ROIC is meaningful to investors as it focuses on shareholder value creation.

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CONRAD INDIANAPOLIS



Location

50 West Washington Street
Indianapolis, Indiana 46204

ADMISSION TICKET AND PHOTO ID REQUIRED FOR THE ANNUAL MEETING

Please note that you will need an admission ticket and a valid photo ID to attend the Annual Meeting. For more details, please read "Annual Meeting Admission" on page 78 of the Proxy Statement.

